FILE NO. 1-3431
REGULATION BW
RULE 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

With respect to one or more proposed issues

of debt securities of the Bank

Filed pursuant to Rule 3 of Regulation BW

Dated: September 25, 2019

The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Information Statement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

Items 1-6.	Not yet known. This information will be included in the prospectus for a particular issue.

Item 7.	Exhibit

Exhibit A: Information Statement dated September 24, 2019.

Information Statement

International Bank for Reconstruction

and Development

The International Bank for Reconstruction and Development (IBRD) intends from time to time to issue its notes and bonds with maturities and on terms determined by market conditions at the time of sale. The notes and bonds may be sold to dealers or underwriters, who may resell them, or they may be sold by IBRD directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, if any, purchase price to be paid to IBRD, any terms for redemption or other special terms, form and denomination of such notes and bonds, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such notes and bonds being offered at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements: Note A and (2) all information is given as of June 30, 2019.

AVAILABILITY OF INFORMATION

This Information Statement will be filed with the U.S. Securities and Exchange Commission electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgar.shtml.

Upon request, IBRD will provide additional copies of this Information Statement without charge. Written or telephone requests should be directed to IBRD’s main office at 1818 H Street, N.W., Washington, D.C. 20433, Attention: Capital Markets Department, tel: (202) 477-2880, or to IBRD’s Tokyo office at Fukoku Seimei Building 14F, 2-2-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo 100-0011, Japan, tel: (813) 3597-6650.

The Information Statement is also available on IBRD’s Investor Relations website at http://www.worldbank.org/debtsecurities/. Other documents and information on IBRD’s website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental information statement issued after the date hereof will refer to this Information Statement for a description of IBRD and its financial condition, until a subsequent information statement is filed.

September 24, 2019

SUMMARY INFORMATION

As of June 30, 2019, unless otherwise indicated

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and owned by its member countries. As a global development cooperative owned by 189 member countries, IBRD’s purpose is to work with its borrowing members so that they can achieve equitable and sustainable economic growth in their national economies and find effective solutions to pressing regional and global problems in economic development and environmental sustainability, all with a view to overcoming poverty and improving standards of living. It pursues this goal primarily by providing financing, risk management products, and other financial services, access to experts and a pool of knowledge in development-related disciplines, so that borrowing members can pool, administer and prioritize resources they dedicate to development-related objectives. IBRD has 189 shareholders, of which the six largest shareholders are the United States (with 15.68% of the total voting power), Japan (7.88%), China (4.37%), Germany (3.96%), and France and the United Kingdom (with 3.71% each).

The financial strength of IBRD is based on the continued support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its member country borrowers in meeting their debt service obligations to IBRD. The subscription periods for the General Capital Increase (GCI) and Selective Capital Increase (SCI) agreed by shareholders in 2010 ended on March 16, 2018 and March 16, 2017, respectively. On October 1, 2018, the Governors approved a new GCI and SCI. The new GCI and SCI are part of a capital package endorsed by the Governors in April 2018 that includes institutional and financial reforms designed to ensure long-term financial sustainability. The capital increases will result in additional subscribed capital of up to $60.1 billion, with $7.5 billion of paid-in capital and $52.6 billion of callable capital, over the next five years.

Basis of Reporting and Results of Operations

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Under the reported basis, all instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the income statement, except for changes in IBRD’s own credit, which effective July 1, 2018, are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses reported net income as the basis for deriving allocable income.

On a reported basis, IBRD had a net income of $505 million for the fiscal year ended June 30, 2019. Management recommends distributions out of net income to augment reserves and support developmental activities at the end of each fiscal year. Net income allocation decisions are based on allocable income, which is derived by adjusting the reported net income to exclude certain items, in order to arrive at amounts realized during the year and available for use. IBRD has earned positive allocable income in every year since 1964. IBRD’s allocable income was $1,190 million for the fiscal year ended June 30, 2019.

Equity and Borrowings

Equity. As of June 30, 2019, IBRD’s shareholders have subscribed to $280.0 billion of capital, $17.1 billion of which has been paid in and the remainder of which is callable. The callable portion may be called only to meet IBRD’s obligations for borrowings or guarantees; it may not be used for making loans. IBRD’s equity also included $28.8 billion of retained earnings. The equity-to-loans ratio was 22.8%.

Borrowings. IBRD diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost-effectiveness in funding. It has borrowed in all of the world’s major capital markets, as well as directly from member governments and central banks. IBRD’s outstanding borrowings totaled $230 billion as of June 30, 2019.

Assets

Loans. Most of IBRD’s assets are loans outstanding. On a reported basis, the net loan portfolio was $192.8 billion as of June 30, 2019. IBRD’s loan commitments in FY 2019 totaled $23.2 billion. In accordance with the Articles of Agreement (Articles), all of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. IBRD’s Articles also limit the total amount of loans and guarantees IBRD can extend. IBRD loans are made only to countries deemed creditworthy. Although IBRD may make new loans to members with outstanding loans, it is IBRD’s practice not to reschedule interest or principal payments on its loans.

Loans in nonaccrual status totaled 0.2% of IBRD’s loan portfolio and represented loans made to or guaranteed by one borrower country. IBRD’s accumulated loan loss provision was equivalent to 0.8% of its total loans outstanding at June 30, 2019.

Liquid Asset Portfolio. IBRD holds a portfolio of liquid investments to help ensure that it can meet its financial commitments and to retain flexibility in timing of its market borrowings. As of June 30, 2019, its liquid asset portfolio totaled $78.9 billion. Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified prudential minimum in order to safeguard against cash flow interruptions. Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The new Prudential Minimum is defined as 80% of the Target Liquidity Level. The 150 percent maximum guideline applies to the portfolio and it continues to function as a guideline rather than a hard ceiling. As of June 30, 2019, the liquid asset portfolio was 141% of the Target Liquidity Level. The increased level of liquidity reflects the higher Prudential Minimum, as well as higher projected debt service and loan disbursements for the coming fiscal year. The FY20 Target Liquidity Level is set at $66 billion.

Asset / Liability Management

IBRD seeks to avoid exchange rate risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currency composition of its equity to that of its outstanding loans. IBRD also seeks to limit its interest rate risk in its loans and liquidity portfolio. IBRD uses derivatives, including currency and interest rate swaps, in connection with its operations in order to better manage balance sheet risks. Effective June 30, 2019, the presentation of derivative instruments on IBRD’s Balance Sheet was aligned with the preferable accounting treatment and the prevailing market practice of netting derivative asset and liability positions and the related cash collateral received by counterparty, when a legally enforceable master netting agreement exists, and the other conditions set out in ASC Topic 210-20, Balance Sheet—Offsetting, are met. The credit exposures on swaps are controlled through specified credit-rating requirements for counterparties and through netting and collateralization arrangements.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

The Information Statement contains forward looking statements which may be identified by such terms as “anticipates”, “believes”, “expects”, “intends” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations and that are subject to risks and uncertainties beyond IBRD’s control. Consequently, actual future results could differ materially from those currently anticipated.

This Management’s Discussion and Analysis (MD&A) discusses the financial results of the International Bank for Reconstruction and Development (IBRD) for the fiscal year ended June 30, 2019. For information relating to IBRD’s development operations’ results and corporate performance, refer to the World Bank Corporate Scorecard and Sustainability Review.

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the fiscal years ended June 30
	2019	2018	2017	2016	2015
Lending Highlights (See Section IV)
Commitments[a]	$23,191	$23,002	$22,611	$29,729	$23,528
Gross disbursements[b]	20,182	17,389	17,861	22,532	19,012
Net disbursements[b]	10,091	5,638	8,731	13,197	9,999

Reported Basis
Income Statement (See Section III)
Board of Governors-approved and other transfers	$(338)	$(178)	$(497)	$(705)	$(715)
Net Income/(loss)	505	698	(237)	495	(786)

Balance Sheet
Total assets[c]	$283,031	$263,800	$258,648	$231,408	$212,931
Net investment portfolio (See Section VI)	81,127	73,492	71,667	51,760	45,105
Net loans outstanding (See Section IV)	192,752	183,588	177,422	167,643	155,040
Borrowing portfolio (See Section VII)	228,763	213,652	207,144	178,231	158,853

Allocable Income (See Section III)
Allocable income	$1,190	$1,161	$795	$593	$686
Allocated as follows:
General Reserve[d]	831	913	672	96	36
International Development Association	259	248	123	497	650
Surplus	100	—	—	—	—

Usable Equityef (See Section VIII)	$45,360	$43,518	$41,720	$39,424	$40,195

Capital Adequacy (See Section IX)
Equity-to-loans ratio[g]	22.8%	22.9%	22.8%	22.7%	25.1%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation (IFC) and loan origination fees.
c.

Effective June 30, 2019, derivatives are presented net by counterparty, after cash collateral received, and the presentation of the prior periods has been aligned for comparability. (For further details, see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Financial Statements for the fiscal year ended June 30, 2019).

d.	The June 30, 2019 amount represents the proposed transfer to the General Reserve from FY19 net income, which was approved on August 8, 2019 by the Board
e.	Excludes amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
f.	As defined in Table 27: Usable Equity. Usable equity includes the proposed transfer to the General Reserve.
g.	As defined in Table 28: Equity-to-Loans Ratio.

SECTION I: EXECUTIVE SUMMARY

With its many years of experience and its depth of knowledge in the international development arena, IBRD plays a key role in achieving the World Bank Group’s (WBG1) goal of helping countries achieve better development outcomes. IBRD contributes to both the WBG’s twin goals of ending extreme poverty and promoting shared prosperity by providing countries with investments, advisory services and analytical support. IBRD and its affiliated organizations seek to help countries achieve improvements in growth, job creation, poverty reduction, governance, the environment, climate adaptation and resilience, human capital, infrastructure and debt transparency.

On October 1, 2018, the Board of Governors (the Governors) approved a General Capital Increase (GCI) and a Selective Capital Increase (SCI). The GCI and SCI are part of an agreed-upon capital package that includes institutional and financial reforms designed to ensure IBRD’s long-term financial sustainability. The package provides support for priorities such as crisis preparedness, prevention and management; situations of fragility, conflict and violence (FCV); climate change; gender equality; knowledge and convening; and regional integration. The capital increases will result in additional subscribed capital of up to $60.1 billion, with $7.5 billion of paid-in capital and $52.6 billion of callable capital, over the next five years.

To meet its development goals, the World Bank Group is increasing its focus on country programs in order to improve growth and development outcomes. We are expanding support for countries at lower levels of income and fragile and conflict-affected states. The aim is to effectively address issues central to the WBG mission, while taking into account the global slowdown in growth and the surge in debt that is not bringing true benefits. Support to countries from IBRD rose to $23.2 billion in FY19, up from $23 billion in the previous fiscal year.

Financial Results and Portfolio Performance

The financial performance of IBRD reflects the impact of the measures put in place in previous years to increase its financial capacity and ensure its long-term financial sustainability. At the end of the fiscal year ended June 30, 2019, the Executive Directors (referred to as “the Board” in this document), approved the retention of $831 million in the General Reserve out of the allocable income for the fiscal year ended June 30, 2019 (FY19).

Net Income and Allocable Income

IBRD’s net income on a reported basis was $505 million for the fiscal year ended June 30, 2019, compared with $698 million for the fiscal year ended June 30, 2018. In both fiscal years, the results were affected by net unrealized mark-to-market losses on IBRD’s non-trading portfolios. Given IBRD’s intention to maintain its non-trading portfolio positions, unrealized mark-to-market losses and gains are not included in IBRD’s allocable income.

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

Allocable income is the income measure IBRD uses for making net income allocation decisions. For the fiscal year ended June 30, 2019, allocable income was $1,190 million, compared with $1,161 million for the fiscal year ended June 30, 2018. The higher allocable income was primarily driven by: increase in loan spread revenue; and increase in equity contribution; largely offset by a loan loss provisioning charge of $54 million in FY19, compared with a release of $28 million in FY18.

Loans

IBRD’s lending operations during the fiscal year ended June 30, 2019, resulted in $23.2 billion of loan commitments and $10.1 billion of net loan disbursements. The latter was the key driver in the increase in net loans outstanding, from $184 billion at the end of the fiscal year ended June 30, 2018, to $193 billion at the end of the fiscal year ended June 30, 2019.

Investments

IBRD’s investment portfolio increased by $7 billion, from $74 billion as of June 30, 2018 to $81 billion as of June 30, 2019. The investments remain concentrated in the upper end of the credit spectrum, with 67% rated AA or above, reflecting IBRD’s objective of principal protection and its resulting preference for high-quality investments.

Borrowings

IBRD raised medium and long-term debt of $54 billion during FY19, resulting in a $15 billion increase in the portfolio during the year, from $214 billion as of June 30, 2018, to $229 billion as of June 30, 2019. The funds raised financed development lending operations and satisfied the increase in liquidity requirements. The debt issuances were highly diversified in terms of investor types and location, with an average maturity of 4.1 years.

Usable Equity

IBRD’s usable equity increased by $1.9 billion, to $45 billion as of June 30, 2019, from $43 billion as of June 30, 2018. As of June 30, 2019, IBRD had received $605 million of paid-in capital under the General and Selective Capital Increases.

Key Performance Indicators

Lending – In FY19, IBRD committed $23.2 billion through 100 operations to help developing countries find solutions to global and local development challenges. Lending commitments (including guarantees of $1.1 billion) in FY19 were in line with a year earlier (see Table 8). As of June 30, 2019, IBRD’s net loans outstanding amounted to $193 billion (see Table 2), 5% above a year earlier.

In billions of U.S dollars

Capital Adequacy and Liquidity – The Equity-to-Loans ratio declined marginally from 22.9% as of June 30, 2018 to 22.8% as of June 30, 2019. The decline in the ratio reflected the combined impact of several factors. These include the increase in loan and other exposures, partially offset by the increase in paid-in capital from the GCI/SCI subscriptions; the FY19 allocation to the General Reserve; and the change in the measure used for incorporating the pension funded status (see Section VIII). The net investment portfolio’s growth was due to pre-funding activities and liquidity for anticipated loan disbursements for the coming fiscal year, and enhanced IBRD’s ability to meet its financial commitments, even under potential scenarios of severe market disruption.

In billions of U.S dollars (except for ratio)

Financial Results – On a reported basis, IBRD’s net income for FY19 was $505 million. This primarily reflects strong net interest revenue results and contained net administrative expenses, partially offset by Board of Governor-approved transfers and net unrealized mark-to-market losses on the non-trading portfolios (see Table 6). After the standard adjustments to arrive at allocable income (see Table 7), IBRD had allocable income of $1,190 million for FY19, $29 million higher than FY18 (see Section III).

In millions of U.S dollars

SECTION II: OVERVIEW

Introduction

IBRD, an international organization owned by its 189 member countries, is one of the five institutions of the WBG. Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD is one of the largest Multilateral Development Banks (MDB) in the world and combines knowledge services and financing with global reach. IBRD’s value derives from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs to creditworthy middle-income and low-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development and advance the global public goods agenda, and coordinates responses to regional and global challenges.

Member countries use IBRD’s technical advice, analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports on key social economic and social issues at the local, country, regional and global levels. Other products also include knowledge-sharing workshops focused on local issues, to flagship events and fora to address the most pressing global development challenges.

Presentation

This document provides Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations for IBRD for the fiscal year-ended June 30, 2019. At the end of this document there is a Glossary of Terms and a list of Abbreviations and Acronyms.

IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform to the current year’s presentation. For further details, see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Financial Statements for the year-ended June 30, 2019.

Financial Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to set aside funds in reserves to strengthen its financial position. It also seeks to provide support to IDA and trust funds via income transfers for other developmental purposes.

IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD offers its borrowers, in middle income and creditworthy low-income countries, long-term loans with maturities of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs, and loans are offered on fixed and variable terms in multiple currencies. However, borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management tools such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

To meet its development goals, it is important for IBRD to intermediate funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets.

IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance IBRD’s development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations. Figure 1 below illustrates IBRD’s financial business model.

Figure 1: IBRD’s Financial Business Model

IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency compositions of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IX: Risk Management for additional details on how IBRD uses derivatives.

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. These strategies entail the use of derivatives, which introduce volatility through unrealized mark-to-market gains and losses on the reported basis income statement (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.

Financial Performance

IBRD’s primary sources of revenue are from loans and investments (both net of funding costs), and equity contribution. These revenues cover, administrative expenses, provisions for losses on loans and other exposures2 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes including transfers to IDA.

In addition to the revenue generated from the activities shown in Figure 1, other development activities generate non-interest revenue that is externally-funded. Such external funds include trust funds, reimbursable funds and revenues from fee-based services (to member countries), which are primarily Reimbursable Advisory Services (RAS), Externally Financed Outputs (EFO), and the Reserves Advisory Management Program (RAMP). Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries. Management continues to strengthen and align this revenue source with the overall WBG strategy and priorities. See Section V for a detailed discussion on externally funded activities.

[2]	Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

The financial results for FY19 reflect the impact of the measures implemented in prior years to enhance IBRD’s financial sustainability. These measures are intended to increase IBRD’s equity, its lending capacity, and its ability to fund priorities that meet shareholder goals while also ensuring its long-term financial sustainability.

At IBRD’s Spring Meetings in April 2018, the Governors endorsed a capital package consisting of a series of policy and financial measures, and a capital increase designed to enhance IBRD’s financial capacity on a sustainable basis. That package included:

1)	a General and Selective Capital increase, which the Governors approved on October 1, 2018, that will provide up to $7.5 billion in additional paid-in capital;

2)

new loan pricing measures, which were approved by the Board in June 2018 and became effective from July 1, 2018. IBRD retained in its reserves, all the additional revenue from these pricing measures earned in FY19;

3)

an increase in the Single Borrower Limit (SBL) with differentiation based on per capita income, which the Board approved on June 28, 2018, with a subsequent increase for below-GDI countries approved on July 31, 2019 for FY20;

4)	continued efficiency measures and administrative simplification; and

5)

a financial sustainability framework, which the Board approved on December 11, 2018. Under this framework, starting from FY20, management provides an update of the sustainable annual lending limit and the Board approves a crisis buffer, which enables IBRD to respond to crises. The crisis buffer-adjusted sustainable annual lending limit (SALL-Adj) serves as the upper bound for regular lending in the next year. On June 25, 2019, the Board approved a crisis buffer of $10 billion, resulting in a SALL-Adj of $28.1 billion for FY20.

Figure 1: Sources and Uses of Revenue

Basis of Reporting

Audited Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the Statement of Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses the reported net income as the basis for deriving allocable income, as discussed below.

Presentation of Derivatives

Starting from June 30, 2019, IBRD changed the presentation of derivative instruments on its Balance Sheet to align with the preferred accounting treatment, which is also the prevailing market practice. This practice nets derivative asset and liability positions, and the related cash collateral received, by counterparty under specific conditions when a legally enforceable master netting agreement exists between IBRD and its counterparties. This is a change from the previous presentation, where interest rate swaps were presented on the Balance Sheet on a net basis by instrument, and currency swaps were presented on a gross basis, reflecting the manner in which these instruments were settled.

The change is made in the current period, and the presentation of prior period information has been aligned for comparability.

Change of Functional Currency

Starting from the fourth quarter of the fiscal year ended June 30, 2019, IBRD changed its functional currencies from all the currencies of its members, to U. S. dollars and euro. As a result, while translation gains/losses relating to euro-denominated balances continue to be reflected in equity, translation gains/losses on non-euro (non-functional currencies) balances, are reflected in reported net income (see Notes to the Financial Statements, Note A: Summary of Significant Accounting and Related Policies for more details).

Fair Value Results

IBRD reflects all financial instruments at fair value in Section X of this document. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; and to manage various market risks, including interest rate risk and commercial counterparty credit risk.

Allocable Income

IBRD’s Articles of Agreement (the Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD defines allocable income as net income on a reported basis after certain adjustments that are approved by the Board at the end of each fiscal year. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with its non-trading portfolios, as well as the expenses for Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

See Financial Results Section (Section III) and Table 7 for details of the adjustments to reported net income required to calculate allocable income.

The volatility in IBRD’s reported net income is primarily driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios (loans, borrowings, and Equity Management Framework). IBRD’s risk management strategy entails the use of derivatives to manage market risk. Derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income.

In line with its financial risk management policies, IBRD maintains non-trading portfolios (loans, borrowings, and derivative instruments in the Equity Management Framework). As a result, for non-trading portfolios, allocable income only includes amounts that have been realized.

For trading portfolios (investment portfolio), allocable income includes both realized and unrealized mark-to-market gains and losses.

SECTION III: FINANCIAL RESULTS

The following section is a discussion of IBRD’s Results of Operations on a Reported and Allocable Income basis, for the fiscal year-ended June 30, 2019 compared with the fiscal year-ended June 30, 2018, as well as changes in its financial position between June 30, 2019 and June 30, 2018.

Summary of Financial Results

Table 1: Condensed Statement of Income

In millions of U.S. dollars

For the fiscal year ended June 30,	2019	2018	2017	FY19 vs FY18	FY18 vs FY17
Interest Revenue, net of Funding Costs
Loan interest margin	$1,323	$1,184	$1,022	$139	$162
Equity contribution, (including EMF)	827	746	719	81	27
Investments, net	117	231	170	(114)	61

Net Interest Revenue	$2,267	$2,161	$1,911	$106	$250

Provision for losses on loans and other exposures, net – (charge) / release[a]	(54)	28	(14)	(82)	42
Net non-interest expenses (Table 4)	(1,167)	(1,185)	(1,347)	18	162
Net other revenue (Table 3)	105	138	129	(33)	9
Board of Governors-approved and other transfers	(338)	(178)	(497)	(160)	319
Non-functional currency translation adjustments losses, net[b]	(30)	—	—	(30)	—
Unrealized mark-to-market losses on non-trading portfolios, net[c]	(278)	(266)	(419)	(12)	153

Net Income (Loss)	$505	$698	$(237)	$(193)	$935

Adjustments to Reconcile Net Income to Allocable Income
Pension and other adjustments	39	19	116	20	(97)
Board of Governors-approved and other transfers	338	178	497	160	(319)
Non-functional currency translation adjustments losses, net[b]	30	—	—	30	—
Unrealized mark-to-market losses on non-trading portfolios, net[c]	278	266	419	12	(153)

Allocable Income	$1,190	$1,161	$795	$29	$366

a.

Includes a $4 million reduction (expense) in the recoverable asset for FY19. For FY18 and FY 17 amount includes $3 million, each reduction (expense) in the recoverable asset. These amounts relate to the change in the value of the risk coverage received (recoverable assets) associated with the MDB EEA transactions and are included in other non-interest revenue on IBRD’s statement of income.

b.	Translation adjustments relating to assets and liabilities in non-functional currencies.
c.	Adjusted to exclude amounts reclassified to realized gains (losses). See Table 36

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and proceeds from the capital markets.

Table 2: Condensed Balance Sheet

In millions of U.S. dollars

As of June 30,	2019	2018	Variance
Investments and due from banks	$82,310	$73,188	$9,122
Net loans outstanding	192,752	183,588	9,164
Derivative assets, net	2,840	2,460	380
Other assets	5,129	4,564	565

Total Assets	$283,031	$263,800	$19,231

Borrowings	230,180	208,009	22,171
Derivative liabilities, net	3,053	7,932	(4,879)
Other liabilities	7,683	6,015	1,668
Equity	42,115	41,844	271

Total Liabilities and Equity	$283,031	$263,800	$19,231

Total Assets

As of June 30, 2019, total assets grew by 7% compared with June 30, 2018. The growth was primarily due to the increase in net loans outstanding resulting from positive net disbursements during the fiscal year, and the increase in investments and due from banks, as a result of pre-funding activities.

The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Net Income

On a reported basis, IBRD had net income of $505 million for FY19. This net income primarily reflects higher net interest revenue, offset by higher loan loss provisioning and higher Board of Governors-approved transfers. After adjustments, IBRD had allocable income of $1,190 million for FY19, higher by $29 million as compared to FY18 (see Table 1). The higher allocable income in FY19 was primarily due to the increase in IBRD’s loan spread revenue (loan interest margin, commitment and guarantee fees) and an increase in equity contribution.

Figure 2: Net Income and Unrealized gains / (losses)

Results from Lending activities

Loan Interest Margin

Loan interest margin is comprised of the contractual spread on loans funded by borrowings and IBRD’s equity (that is, loan interest revenue, less associated funding costs, less equity savings). It is largely unaffected by changes in short-term interest rates due to the cost-pass-through nature of IBRD’s loans (see Figure 4). IBRD’s FY19 loan interest margin was $1,323 million, an increase of $139 million compared with FY18. The increase was driven by the impact of the pricing measures previously adopted, as well as the increase in lending volume during the year.

Loan Portfolio

The 2018 capital package, as well as the increase in amounts retained in reserves, will provide additional capacity for lending and enhance IBRD’s capacity to respond to crises. As of June 30, 2019, IBRD’s net loans outstanding totaled $193 billion, 5% above a year earlier (see Figure 3). The increase was mainly attributable to $10 billion of net loan disbursements in FY19, partially offset by currency translation losses of $0.9 billion, which were primarily due to the 2.2% depreciation of the euro against the U.S. dollar during the year.

Gross disbursements in FY19 were $20.2 billion, 16% higher than FY18, primarily due to higher activity in fast-disbursing operations - Development Policy Financing, and Program for Results-during the year (see Section IV).

Figure 3: Loan Interest Margin

Figure 4: Derived Spread

Results from Investing activities

Net Investment Revenue

During FY19, interest revenue from investments, net of funding costs, amounted to $117 million, compared with $231 million during FY18. The FY18 net investment revenue was higher than usual given the additional cross-currency arbitrage opportunities which were available during that time.

Investment Portfolio

IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of June 30, 2019, the net investment portfolio totaled $81 billion, with $79 billion representing the liquid asset portfolio. This compares with $74 billion a year earlier, of which $72 billion represented the liquid asset portfolio (see Note C: Investments in the Notes to the Financial Statements). The growth in the liquid asset portfolio reflects the higher projected debt service and loan disbursements for the coming fiscal year (see Section IX).

Figure 5: Net Investment Portfolio

In billions of U.S. dollars

Results from Borrowing activities

Borrowing Portfolio

As of June 30, 2019, the borrowing portfolio totaled $229 billion, $15 billion above June 30, 2018 (see Note E: Borrowings in the Notes to the Financial Statements).

In FY19, to fund its operations, IBRD raised medium- and long-term debt of $54 billion in 27 different currencies, $18 billion above FY18 (see Table 23). The increase in medium- and long-term debt issuances in FY19 is primarily a result of the increase in net loan disbursements, as well as higher debt servicing and refinancing requirements for the coming year.

Figure 6: Borrowing Portfolio

In billions of U.S. dollars

Equity Contribution

Equity contribution is primarily the sum of:

1) equity savings, defined as the revenue earned from the portion of loans funded by equity rather than debt (excluding the contractual spread); and

2) interest revenue earned from the interest rate swap positions held for the EMF.

Figure 7: Equity Contribution

In millions of U.S. dollars

For FY19, equity contribution was $827 million, $81 million higher compared with $746 million in FY18, as a result of higher equity savings. This was partially offset by the reduction in net interest revenue from the EMF swap positions, consistent with the increase in interest rates during the year (see Table 1).

A discussion on the EMF strategy and how IBRD manages its exposure to short-term interest rates is included in the Risk Management Section (Section IX).

Net Other Revenue

Net other revenue represents non-interest sources of revenue. Table 3 provides details on the composition of net other revenue, which was lower by $33 million or 24% relative to FY18. The decrease was mainly due to expenses for transactions associated with the Pilot Auction Facility for Methane and Climate Change Mitigation (PAF), and the Pandemic Emergency Financing Facility (PEF). This was partially offset by an increase in loan commitment fees compared with FY18, as a result of the higher proportion of undisbursed loan balances subject to the 25 basis-point commitment fee charge (see Table 11). Revenues from PAF and PEF are fully offset by fair value changes in market trades (facing counterparties), which are included in Unrealized mark-to market gains/(losses) on non-trading portfolios, net (Table 1).

Table 3: Net Other Revenue

In millions of U.S. dollars

For the fiscal year ended June 30,	2019	2018	2017	FY19 vs FY18	FY18 vs FY17
Loan commitment fees	$107	$87	$70	$20	$17
Guarantee fees	18	14	8	4	6
Net Earnings from PEBP and PCRF	34	34	47	—	(13)
Pilot Auction Facility (PAF) and Pandemic Emergency Facility (PEF)[a]	(56)	1	8	(57)	(7)
Others	2	2	(4)	—	6

Net other revenue (Table 1)	$105	$138	$129	$(33)	$9

a.

Amount is fully offset by fair value changes in trades (facing counterparties) related to PEF and PAF, which are included in Unrealized mark-to market gains/(losses) on non-trading portfolios, net (Table 1).

Expenses

Net Non-Interest Expenses

As shown in Table 4, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of administrative expenses and revenue between IBRD and IDA is based on an agreed cost- and revenue-sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between these two institutions. The administrative expenses shown in the table below include costs related to IBRD-executed trust funds and other externally funded activities.

The decrease in net non-interest expenses relative to FY18 was primarily due to the impact of the lower allocation of administrative expenses to IBRD, driven by IDA’s increased activities in lower income countries and fragile states in FY19. Also contributing to the decrease were lower pension and post-retirement benefit costs, reflecting lower amortization of unrecognized net actuarial losses and service costs during FY19. Higher revenue from externally funded activities also contributed to the lower net non-interest expenses.

IBRD monitors its net administrative expenses as a percentage of its loan spread revenue, using a measure referred to as the Budget Anchor. In FY19, IBRD’s Budget Anchor was 79%, an improvement of nine percentage points compared with 88% in FY18. The improvement reflects the increase in IBRD’s loan spread revenue during the year, sustained expenditure restraint, and the lower allocation of administrative expenses to IBRD under the agreed cost-sharing methodology (see Table 5 for details of the Budget Anchor components).

Figure 8: Net Non-Interest Expenses

In millions of U.S. dollars

Figure 9: Budget Anchor

In millions of U.S. dollars

Table 4: Net Non-Interest Expenses

In millions of U.S. dollars

For the fiscal year ended June 30,	2019	2018	2017	FY19 vs FY18	FY18 vs FY17
Administrative expenses
Staff costs	$980	$951	$904	$29	$47
Travel	181	181	175	—	6
Consultant fees and contractual services	450	437	454	13	(17)
Pension and other post-retirement benefits[a]	246	272	394	(26)	(122)
Communications and technology	53	54	55	(1)	(1)
Equipment and buildings	126	128	130	(2)	(2)
Other expenses	21	26	33	(5)	(7)

Total administrative expenses	$2,057	$2,049	$2,145	$8	$(96)

Grant Making Facilities (See Section V)	18	18	22	—	(4)
Revenue from externally funded activities (See Section V)
Reimbursable revenue – IBRD-executed trust funds	(603)	(595)	(542)	(8)	(53)
Reimbursable advisory services	(56)	(52)	(47)	(4)	(5)
Revenue – Trust fund administration	(44)	(48)	(47)	4	(1)
Restricted revenue (primarily EFO)	(33)	(22)	(24)	(11)	2
Revenue – Asset management services	(15)	(15)	(14)	—	(1)
Other revenue	(157)	(150)	(146)	(7)	(4)

Total Revenue from externally funded activities	(908)	(882)	(820)	(26)	(62)

Total Net Non-Interest Expenses (Table 1)	$1,167	$1,185	$1,347	$(18)	$(162)

a.	Includes all components of pension costs. See Notes to Financial Statements, Note J: Pension and Other Post-Retirement Benefits.

Table 5: Budget Anchor Ratio

In millions of U.S. dollars

For the fiscal year ended June 30,	2019	2018	2017	FY19 vs FY18	FY18 vs FY17
Total net non-interest expenses (Table 4)	$1,167	$1,185	$1,347	$(18)	$(162)
Pension adjustment (Table 7) [a]	(28)	(56)	(175)	28	119
EFO adjustment [a]	11	2	4	9	(2)

Net administrative expenses	$1,150	$1,131	$1,176	$19	$(45)

Loan interest margin (Table 1)	1,323	1,184	1,022	139	162
Loan commitment fees (Table 3)	107	87	70	20	17
Guarantee fees (Table 3)	18	14	8	4	6

Total loan spread revenue	$1,448	$1,285	$1,100	$163	$185

Budget Anchor	79%	88%	107%

a.	These adjustments are made to arrive at net administrative expenses used for allocable income purposes. For more information see Allocable Income and Income Allocation section.

Provision for losses on loans and other exposures

In FY19, IBRD recorded a provision of $54 million for losses on loans and other exposures, compared with a $28 million release during the same period in FY18. The main driver of the increase in the provisioning requirement was the increase in IBRD’s lending exposures from $191 billion as of June 30, 2018 to $200 billion as of June 30, 2019. The accumulated provision for losses on loans and other exposures of $1,688 million as of

June 30, 2019 was less than 1% of total exposures, largely unchanged compared with the prior year ($1,645 million as of June 30, 2018 and less than 1% of total exposures). See Notes to Financial Statements, Note D: Loans and Other Exposures.

Board of Governors-approved and other transfers

For FY19, IBRD recorded expenses of $338 million for Board of Governors-approved and other transfers, which primarily relate to the transfer to IDA from FY18 allocable income (see Notes to the Financial Statements, Note G: Retained Earnings, Allocations and Transfers). This compares with $178 million recorded in FY18. The main reason for the increase is the introduction in FY17 of a formula-based approach for determining IBRD’s transfers to IDA, which links these transfers with IBRD’s allocable income level.

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly relate to unrealized mark-to-market gains and losses on the loan, borrowing, and EMF portfolios. Since these are non-trading portfolios, any unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are based on amounts that have been realized (except for the Investments-Trading portfolio, as previously discussed). For FY19, $278 million of net unrealized mark-to-market losses ($266 million net unrealized mark-to-market losses in FY18) were excluded from reported net income to arrive at allocable income (see Table 1).

Table 6: Unrealized Mark-to-Market gains/losses, net

In millions of U.S. dollars

	For the fiscal year ended June 30, 2019
	Unrealized gains (losses)[a]	Realized gains (losses)	Total
Borrowing portfolio[b]	$109	$11	$120
Loan portfolio[c]	(1,486)	1	(1,485)
EMF	1,084	—	1,084
Asset-liability management portfolio	—	—	—
Client operations portfolio	15	—	15

Total	$(278)	$12	$(266)

	For the fiscal year ended June 30, 2018
	Unrealized gains (losses)[a]	Realized gains (losses)		Total
Borrowing portfolio[b]	$(381)	$	*	$(381)
Loan portfolio[c]	916		—	916
EMF	(799)		—	(799)
Asset-liability management portfolio	(2)		—	(2)
Client operations portfolio	(* )		—	(* )

Total	$(266)	$	*	$(266)

a.	Excludes amounts reclassified to realized mark-to-market gains (losses).
b.	Includes related derivatives.
c.	Comprises derivatives on loans.
*	Indicates amount less than $0.5 million

Loan Portfolio

On a reported basis, all loans are reported at amortized cost, whereas the derivatives which convert loans to variable-rate instruments are reported at fair value. As a result, while from an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates, and therefore have a low sensitivity to interest rates, this is not evident in the reported net income. To show the economic effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See Section X for more details.

Borrowing Portfolio

On a reported basis, all IBRD’s borrowings and the related derivatives are at fair value, and therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings, except for changes in IBRD’s own credit.

Effective July 1, 2018, as required by an accounting change, the movement in IBRD’s own credit is reflected as a Debit Valuation Adjustment (DVA) on Fair Value Option Elected Liabilities in Other Comprehensive Income (OCI). These amounts were previously recognized in IBRD’s unrealized mark-to-market gains/losses on non-trading portfolios in net income. See Section X for more details.

EMF

For the portion of loans funded by equity, the EMF uses derivatives to convert variable rate cash flows to fixed rate cash flows. These derivatives are at fair value on a reported basis. See Sections IX and X for more details on the activity and the underlying strategy.

Net Income Allocation

Net income allocation decisions are based on allocable income. Management recommends to the Board, allocations out of net income at the end of each fiscal year to augment reserves and support developmental activities. As illustrated in Table 7, the key differences between allocable income and reported net income relate to unrealized mark-to-market gains and losses on IBRD’s non-trading portfolios, and expenses related to Board of Governors-approved and other transfers.

Board of Governors-approved and other transfers

Board of Governors-approved and other transfers refer to the allocations recommended by the Board and approved by the Governors, as part of the prior year’s net income allocation process and subsequent decisions on uses of surplus, as well as on payments from restricted retained earnings.

Since these amounts primarily relate to allocations out of IBRD’s FY18 allocable income, Surplus, or restricted retained earnings, they are deducted from FY19 reported net income in calculating FY19 allocable income.

Non-functional currency translation adjustment gains/losses

With this year’s change in IBRD’s functional currency, translation gains and losses relating to non-functional currencies on asset/liability positions are now reflected in reported net income. Since these are unrealized gains/losses related to asset/liability positions still held by IBRD, they are excluded from reported net income to arrive at allocable income.

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on the loan, borrowing, and EMF portfolios as discussed previously.

Pension, PEBP and PCRF adjustments

The Pension adjustment reflects the difference between the sum of IBRD’s cash contributions - to the pension plans, the Post-Employment Benefit Plan (PEBP), and the Post-Retirement Contribution Reserve Fund (PCRF),

versus the accounting expense. It also includes investment revenue earned on the pension plan, PEBP, and PCRF assets. The PCRF was established by the Board to stabilize contributions to the pension and post-retirement benefits plans. Management bases the allocation decision on IBRD’s cash contributions rather than on pension expenses. In addition, Management has designated the income from these assets to meet the needs of the pension plans. As a result, PEBP and PCRF investment revenues are excluded from allocable income.

Table 7: Allocable Income

In millions of U.S. dollars

For the fiscal years ended June 30,	2019	2018
Net Income (Loss)	$505	$698
Adjustments to Reconcile Net Income to Allocable Income:
Board of Governors-approved and other transfers	338	178
Non-functional currency translation adjustments losses, net[a]	30	—
Unrealized mark-to-market losses on non-trading portfolios, net[b]	278	266
Pension	28	56
PEBP and PCRF income	(34)	(34)
Other	45	(3)

Allocable Income	$1,190	$1,161

Recommended Allocations
General Reserve	831	913
Surplus	100	—
Transfer to IDA	259	248

Total Allocations	$1,190	$1,161

a.	Translation adjustments relating to assets and liabilities in non-functional currencies.
b.	Adjusted to exclude amounts reclassified to realized gains (losses). See Table 36.

Other Adjustments

•

Under certain arrangements (such as Externally Financed Outputs), IBRD enters into agreements with donors under which it receives grants to finance specified IBRD outputs or services. These funds may be utilized only for the purposes specified in the agreements and are, therefore, considered restricted until IBRD has fulfilled those purposes. Management excludes from allocable income amounts arising from these arrangements, because IBRD has no discretion over the use of the related funds. In line with this, the income is transferred to restricted retained earnings. In FY19, the net balance of these restricted funds increased by $11 million.

•

The revenue (expense) associated with the right to receive reimbursement from the Financial Intermediary Fund for the Pandemic Emergency Financing Facility[3] (PEF) is excluded, as this is required for payment obligations relating to the pandemic catastrophe bonds, and the pandemic catastrophe insurance. Therefore, it is not available for other uses. In FY19, $54 million of expense was recognized in reported net income.

•

The income recognized for the right to receive reimbursement from the Financial Intermediary Fund (FIF) for the Pilot Auction Facility (PAF) for Methane and Climate Change Mitigation[4] is excluded, as this is required for the payout for the changes in market value on put options under the PAF. Therefore, it is not available for

[3]

The PEF was launched with the aim of establishing a fast-disbursing mechanism that can provide funding for response efforts that help prevent low-frequency, high-severity outbreaks from becoming pandemics. The PEF has been established as a Financial Intermediary Fund (FIF).

[4]

In FY16, IBRD issued put options for methane and climate change mitigation. The PAF is a climate finance model developed by IBRD to stimulate investment in projects that reduce greenhouse gas emissions in developing countries. The PAF is a pay-for-performance mechanism which uses auctions to allocate public funds and attract private sector investment to projects that reduce methane emissions by providing a medium-term guaranteed floor price on emission rights. IBRD did not issue any put options under the PAF in FY19 or FY18.

other uses. In FY19, $2 million of expense was recognized in reported net income, and thus excluded to arrive at the FY19 allocable income. The change in the market value of the put option is also excluded from reported net income to arrive at allocable income, as part of the unrealized mark-to market gains/(losses) on non-trading portfolios.

Income Allocation

In FY17, the Board approved a formula-based approach for determining IBRD’s transfers to IDA. The approach links transfers to IBRD’s allocable income for the year, ensuring that most allocable income is retained to grow IBRD’s reserves. In addition, as part of the commitment made under the 2018 capital package, incremental revenue from the price increases implemented in July 2018 was excluded from the formula used to calculate transfers to IDA out of FY19 allocable income and was retained in IBRD’s reserves.

IBRD’s strong support of IDA is reflected in the $15 billion of cumulative income transfers it has made since IDA’s first replenishment.

Annual IDA transfer recommendations are still subject to approval by the Governors as part of the net income allocation process in accordance with IBRD’s Articles. In making their decisions, the Governors continue to take the overall financial standing of IBRD into consideration.

Allocable income in FY19 was $1,190 million and of this, the Board approved the allocation of $831 million to the General Reserve on August 8, 2019. Based on the new methodology, the Board recommended to IBRD’s Governors a transfer of $259 million to IDA and $100 million to Surplus.

Figure 10: FY19 Allocable Income and Income Allocation

In millions of U.S. dollars

SECTION IV: LENDING ACTIVITIES

IBRD provides financing instruments and knowledge services to middle-income and creditworthy low-income countries to reduce poverty and promote shared prosperity, while ensuring that social, environmental, and governance considerations are taken into account. Country teams with an understanding of each country’s circumstances work with clients to tailor the mix of instruments, products, and services.

Engagements with borrowing members are increasingly aligned with IBRD’s strategic priorities, including engagements that support global public goods such as climate, fragility and gender.

Over the past decades, considerable advancements in poverty reduction have been made globally. The World Bank estimates suggest that, for the first time in history, the number of people living in extreme poverty has fallen below 10 percent of the global population. Despite this achievement, hundreds of millions of people still live on less than $1.90 a day, the current benchmark for extreme poverty. A continuation of these advancements offers an opportunity to end extreme poverty.

Projects and programs supported by IBRD are designed to achieve a positive social impact and undergo a rigorous review and internal approval process, aimed at safeguarding equitable and sustainable economic growth, that includes early screening to identify environmental and social impacts and designing mitigation actions.

Identifying and appraising a project, and approving and disbursing a loan, can often take several years. However, IBRD has shortened the preparation and approval cycle for countries in emergency situations (e.g., natural disasters) and in crises (e.g., food, fuel, and global economic crises).

Loan disbursements must meet the requirements set out in loan agreements. During implementation of IBRD-supported operations, IBRD’s staff review progress, monitor compliance with IBRD policies, and help resolve any problems that may arise. The Independent Evaluation Group, an IBRD unit whose director general reports to the Board, evaluates the extent to which operations have met their development objectives.

All IBRD loans, are made to, or guaranteed by, member countries. IBRD may also make loans to IFC without any guarantee. In most cases, IBRD’s Board approves each loan and guarantee after appraisal of a project by staff. However, under the Multiphase Programmatic Approach, the Board may approve an overall program framework, its financing envelope and the first appraised phase, and then authorize Management to appraise and commit financing for later program phases.

For FY20, eligible countries with 2018 per capita Gross National Income (GNI) of more than $1,175 are eligible to borrow from IBRD. Since 1946, IBRD has extended, net of cumulative cancellations, about $658.5 billion in loans. IBRD does not currently sell its loans.

Lending Commitments and Disbursements

In FY19, IBRD had new loan commitments, through 100 operations, totaling $23 billion, which were marginally higher as compared to FY18, driven by the increase in Development Policy Financing operations (see Figure 12).

Figure 11: Commitments and Disbursements Trend

In billions of U.S. dollars

Table 8: Commitments by Region

In millions of U.S. dollars

For the fiscal year ended June 30,	2019	% of total	2018	% of total	Variance
Africa	$820	4%	$1,120	5%	$(300)
East Asia and Pacific	4,030	17	3,981	17	49
Europe and Central Asia	3,749	16	3,550	15	199
Latin America and the Caribbean	5,709	25	3,898	17	1,811
Middle East and North Africa	4,872	21	5,945	26	(1,073)
South Asia	4,011	17	4,508	20	(497)

Total	$23,191	100%	$23,002	100%	$189

Table 9: Gross Disbursements by Region

In millions of U.S. dollars

For the fiscal year ended June 30,	2019	% of total	2018	% of total	Variance
Africa	$690	3%	$734	4%	$(44)
East Asia and Pacific	5,048	25	3,476	20	1,572
Europe and Central Asia	2,209	11	4,134	24	(1,925)
Latin America and the Caribbean	4,847	24	4,066	23	781
Middle East and North Africa	4,790	24	3,281	19	1,509
South Asia	2,598	13	1,698	10	900

Total	$20,182	100%	$17,389	100%	$2,793

Lending Categories

IBRD’s lending is classified in three categories: investment project financing, development policy financing, and program-for-results (see Figure 12).

Investment Project Financing (IPF)

IPF provides financing for a wide range of activities aimed at creating the physical and social infrastructure necessary to reduce poverty and create sustainable development. IPF is usually disbursed over the long-term (roughly a 5 to 10-year horizon). FY19 commitments under this lending category amounted to $11.6 billion, compared with $14.4 billion in FY18.

Development Policy Financing (DPF)

DPF supports borrowers in achieving sustainable development through programs of policy and institutional actions. Examples of DPF operations include strengthening public financial management, improving the investment climate, addressing bottlenecks to improve service delivery, and diversifying the economy. DPF supports reforms through non-earmarked general budget financing. DPF provides fast-disbursing financing (roughly 1 to 3 years) to help borrowers address actual or anticipated financing requirements. FY19 commitments under this lending category totaled $9 billion, compared with $5 billion in FY18.

Figure 12: Share of Financing Categories for Annual Commitments

Program-for-Results (PforR)

PforR helps countries improve the design and implementation of their development programs and achieve specific results by strengthening institutions and building capacity. PforR disburses when agreed results are achieved and verified. Results are identified and agreed upon during the loan preparation stage.

FY19 commitments under this lending category totaled $2.6 billion compared with $3.5 billion in FY18.

Currently Available Lending Products

As of June 30, 2019, 85 member countries were eligible to borrow from IBRD. See Appendix for a list of eligible countries.

IBRD Flexible Loans (IFLs)

IFLs allow borrowers to customize their repayment terms (i.e., grace period, repayment period, and amortization profile) to meet their debt management or project needs. The IFL offers two types of loan terms: variable-spread terms and fixed-spread terms. As of June 30, 2019, 73% of IBRD’s loans outstanding carried variable-spread terms and 27% had fixed-spread terms. See Table 11 for details of loan terms for IFL loans.

IFLs include options to manage the currency and/or interest rate risk over the life of the loan. The outstanding balance of loans, for which currency or interest rate conversions have been exercised was $25 billion as of June 30, 2019 and June 30, 2018. IFLs may be denominated in the currency or currencies chosen by the borrower if IBRD can efficiently intermediate in that currency. Using currency conversions, some borrowing member countries have converted their IBRD loans into domestic currencies to reduce their foreign currency exposure for projects or programs that do not generate foreign currency revenue. These local currency loans may carry fixed or variable-spread terms. The balance of such loans outstanding was $3.6 billion as of June 30, 2019 and $3.5 billion as of June 30, 2018. respectively. Box 2 below shows the components of the spread on IBRD’s IFLs and how these are determined.

Box 2: Determination of Spreads for IFLs

Contractual lending spread	Subject to the Board’s periodic review
Maturity Premium
Market Risk Premium	Set by Management
Funding Cost Margin

For fixed-spread IFLs, Management ensures that the funding cost margin and the market risk premium reflect the underlying market conditions, which are constantly evolving. These are communicated to the Board at least quarterly.

The ability to offer long-term financing distinguishes development banks from other sources of funding for member countries. Since IBRD introduced maturity-based pricing in 2010, most countries continue to choose loans with the longest maturities despite a higher maturity premium, highlighting the value of longer maturities to member countries (See Table 10).

Table 10: Commitments by Maturity

In millions of U.S. dollars

	For the fiscal year ended June 30, 2019			For the fiscal year ended June 30, 2018
Maturity	Fixed Spread	Variable Spread	Total	Fixed Spread	Variable Spread	Total
< 8 years	$407	$267	$674	$442	$514	$956
8-10 years	2,254	1,456	3,710	133	2,476	2,609
10-12 years	—	1,123	1,123	7	2,387	2,394
12-15 years	1,952	2,326	4,278	2,016	3,172	5,188
15-18 years	1,236	2,225	3,461	915	3,218	4,133
>18 years	3,287	5,517	8,804	2,617	4,677	7,294
Guarantee Commitments	—	—	1,141	—	—	428

Total Commitments	$9,136	$12,914	$23,191	$6,130	$16,444	$23,002

Other Lending Products Currently Available

In addition to IFLs, IBRD offers loans with a deferred drawdown option, Special Development Policy Loans (SDPLs), loan-related derivatives, and loans to IFC (See Box 3).

Box 3: Other Lending Products Currently Available
Lending Product	Description
Loans with a Deferred Drawdown Option

The Development Policy Loan Deferred Drawdown Option (DPL DDO) gives borrowers the flexibility to rapidly obtain the financing they require. For example, such funds could be needed owing to a shortfall in resources caused by unfavorable economic events, such as declines in growth or unfavorable shifts in commodity prices or terms of trade. The Catastrophe Risk DDO (CAT DDO) enables borrowers to access immediate funding to respond rapidly in the wake of a natural disaster. Under the DPL DDO, borrowers may defer disbursement for up to three years, renewable for an additional three years. The CAT DDO has a revolving feature and the three-year drawdown period may be renewed up to four times, for a total maximum drawdown period of 15 years (Table 11). As of June 30, 2019, the amount of DDOs disbursed and outstanding was $6.7 billion (compared to $6.1 billion on June 30, 2018), and the undisbursed amount of effective DDOs totaled $3.2 billion, compared to $3.7 billion a year earlier.

Special Development Policy Loans (SDPLs)

SDPLs support structural and social reforms by creditworthy borrowers that face a possible global financial crisis or are already in a crisis and have extraordinary and urgent external financing needs. As of June 30, 2019, the outstanding balance of such loans was $68 million (compared to $163 million a year earlier). IBRD made no new SDPL commitments in either FY19 or FY18.

Loan-Related Derivatives

IBRD assists its borrowers with access to better risk management tools by offering derivative instruments, including currency and interest rate swaps, and interest rate caps and collars, associated with their loans. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or under individually negotiated agreements. Under these arrangements, IBRD passes through the market cost of these instruments to its borrowers. The balance of loans outstanding for which borrowers had entered into currency or interest rate derivative transactions under a master derivatives agreement with IBRD was $11 billion as of June 30, 2019 and June 30, 2018.

Loans with IFC

IBRD provides loans to IFC in connection with the release of a member’s National Currency Paid-In Capital (NCPIC) to IBRD. (See Section VIII for explanation of NCPIC). As of June 30, 2019, there were no loans outstanding with the IFC.

Lending Terms Applicable to IBRD Products

Until the end of FY18, loans for all eligible members were subject to the same pricing. However, as part of the 2018 capital package, IBRD implemented a new pricing structure that classifies member countries into four pricing groups, based on income and other factors, and relates the maturity premium to the exemptions, discounts or surcharges applicable to each pricing group (See Table 12 below).

The new pricing measures became effective on July 1, 2018, with limited grandfathering for projects under preparation at that time and approved by the Board on or before September 30, 2018.

Table 11: Loan Terms Available Through June 30, 2019

Basis points, unless otherwise noted

	IBRD Flexible Loan (IFL)[a]		Special Development
	Fixed-spread Terms	Variable-spread Terms	Policy Loans (SDPL)
Final maturity	35 years	35 years	5 to 10 years
Maximum weighted average maturity	20 years	20 years	7.5 years
Reference market rate	Six-month variable rate index	Six-month variable rate index	Six-month variable rate index
Spread
Contractual lending spread	50	50	200
Maturity premium	0-115[b]	0-115[b]	—
Market risk premium	10-15[c]	—	—
Funding cost margin	Projected funding spread to six-month variable rate index[d]	Actual funding spread to variable rate index of IBRD borrowings in the previous six-month period	—
Charges
Front-end fee	25	25	100
Late service charge on principal payments received after 30 days of due date[e] Commitment fee	50 25	50 25	— 25
	Development Policy Loan Deferred Drawdown Option	Catastrophe Risk Deferred Drawdown Option
Reference market rate	Six-month variable rate index	Six-month variable rate index
Contractual lending spread	IFL variable or fixed-spread in effect at the time of withdrawal
Front-end fee	25	50
Renewal fee	—	25
Stand-by fee	50	—

a.	There is an implicit floor of zero on the overall interest rate in IBRD’s loans.
b.	Based on the weighted average maturity of the loan and on country pricing group.
c.	Based on the weighted average maturity of the loan.
d.	Projected funding spread to variable rate index (e.g., London Interbank Offered Rate (LIBOR)) is based on the weighted average maturity of the loan.
e.	See Box 7 in Section IX for a discussion of overdue payments

Table 12: Country Pricing Group and Maturity Premium (in basis points)

Country pricing group	Description	Maturity Premium [a]
A	Blends[b], small states, countries in fragile and conflict-affected situations (FCS) and recent IDA graduates. These countries are exempt from the maturity premium increase regardless of their income levels.	0-50[c]
B	Countries below GDI which do not qualify for an exemption listed in Group A.	0-70
C	Countries above GDI, but below high-income status and which do not qualify for an exemption listed in Group A.	0-90
D	Countries with high-income status and which do not qualify for an exemption listed in Group A.	5-115

a.	Based on the weighted average maturity of the loan
b.	Countries eligible for IDA and IBRD loans
c.	Applicable to loans on pre-FY18 terms.

Discontinued Lending Products

IBRD’s loan portfolio includes lending products whose terms are no longer available for new commitments. These products include currency pool loans and fixed-rate single-currency loans. As of June 30, 2019, loans outstanding of $512 million (0.26% of the portfolio) carried terms no longer offered.

Waivers

Loan terms offered prior to September 28, 2007, included a partial waiver of interest and commitment charges on eligible loans. Waivers are approved annually by the Board. For FY20, the Board has approved the same waiver rates as in FY19 for all eligible borrowers with eligible loans. The foregone income in FY19 due to previously approved waivers was $49 million (FY18: $65 million). Figure 13 illustrates a breakdown of IBRD’s loans outstanding and undisbursed balances by loan terms, as well as loans outstanding by currency composition. The loans outstanding after the use of derivatives for risk management purposes is discussed under Market Risk in Section IX.

Figure 13: Loan Portfolio

In millions of U.S. dollars

Figure 13a. Loans Outstanding by Loan Terms

In millions of U.S. dollars, except for ratios

Figure 13b. Undisbursed Balances by Loan Terms

In millions of U.S. dollars, except for ratios

Figure 13c. Loans Outstanding by Currency

In millions of U.S. dollars, except for ratios

SECTION V: OTHER DEVELOPMENT ACTIVITIES

IBRD continues to deliver value to its client countries through its knowledge services, convening power, and capacity to implement solutions that address global issues where coordinated action is critical.

IBRD also assists clients with designing financial products and structuring transactions to help mobilize resources for development projects and mitigate the financial effects of market volatility and disasters.

Other financial products and services provided to borrowing member countries, and to affiliated and non-affiliated organizations, include financial guarantees, grants, externally-funded activities (described below), and advisory services and analytics.

Guarantees

IBRD’s exposure on its guarantees was $7.4 billion as of June 30, 2019 compared with $6.3 billion as of June 30, 2018 (see Table 13). Exposure is measured by discounting each guaranteed amount from its next call date.

IBRD offers project-based and policy-based guarantees for priority projects and programs in member countries. Project-based guarantees are provided to mobilize private financing for projects; they are also used to mitigate projects’ payment- and performance-related risks. Policy-based guarantees are provided to mobilize private financing for sovereigns or sub- sovereigns. IBRD’s guarantees are partial and are intended to provide only the coverage necessary to obtain the required private financing, considering country, market and, if appropriate, project circumstances. All guarantees require a sovereign counter-guarantee and indemnity, comparable to the requirement of a sovereign guarantee for IBRD lending to sub-sovereign and non-sovereign borrowers (see Box 4).

Table 13: Guarantees Exposure

In million U.S. dollars

As of June 30,	2019	2018
Guarantees (project, policy and enclave)	$3,739	$2,540
Advance Market Commitment	30	114
Exposure Exchange Agreements	3,661	3,671

Total	$7,430	$6,325

Box 4: Types of Guarantees Provided by IBRD
Guarantee	Description
Project-based guarantees

Two types of project-based guarantees are offered:

1.  Loan guarantees: these cover loan-related debt service defaults caused by the government’s failure to meet specific payment and/or performance obligations arising from contract, law or regulation, in relation to a project. Loan guarantees include coverage for debt service defaults on: (i) commercial debt, normally for a private sector project where the cause of debt service default is specifically covered by IBRD’s guarantee; and, (ii) a specific portion of commercial debt irrespective of the cause of such default, normally for a public-sector project.

2.  Payment guarantees: these cover payment default on non-loan related government payment obligations to private entities and foreign public entities arising from contract, law or regulation.

Policy-based guarantees

These cover debt service default, irrespective of the cause of such default, on a specific portion of commercial debt owed by national or sub-national governments and associated with the supported government’s program of policy and institutional actions.

Guarantees for enclave operations

IBRD extends guarantees for projects in IDA-only member countries that (i) are expected to generate large economic benefits with significant developmental impact in the member country; and (ii) cannot be fully financed out of the country’s own resources, IDA resources, or other concessional financing. Those projects are known as enclave operations. The provision of IBRD support to enclave operations is subject to credit enhancement features that adequately mitigate IBRD’s credit risk.

Table 14: Pricing for IBRD Project-Based and Policy-Based Guarantees

	Basis Points
Charges	Pre-FY19 [d]		FY19
Front-end fee	25		25
Processing fee	50	[a]	50	[a]
Initiation fee	15	[b]	15	[b]
Standby fees	25		25
Guarantee fee	50-100	[c]	50-165	[c]

a.	The processing fee is determined on a case-by-case basis.
b.	The initiation fee is 15 basis points of the guaranteed amount or $100,000, whichever is greater.
c.	Based on the weighted average maturity of the guarantee and country pricing group.
d.	Pre-FY19 pricing applies to guarantees approved by the Board on or before September 30, 2018 (see Section IV).

In addition, IBRD has entered into the following arrangements, which are treated as financial guarantees under U.S. GAAP:

•

Advance Market Commitment (AMC): AMC is a multilateral initiative to accelerate the creation of a market and sustainable production capacity for pneumococcal vaccines for developing countries. IBRD provides a financial platform for AMC by holding donor-pledged assets as an intermediary agent and passing them on to the Global Alliance for Vaccines and Immunization (GAVI) when appropriate conditions are met. Moreover, should a donor fail to pay, or delay paying any amounts due, IBRD has committed to pay from its own funds any amounts due and payable by the donor, to the extent there is a shortfall in total donor funds received. The amount of the exposure is discussed under the guarantee program (see Notes to Financial Statements, Note I: Management of External Funds and Other Services).

•

Exposure Exchange Agreements (EEA): IBRD has an exposure exchange agreement outstanding with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting itself of exposure in countries where their lending capacities are limited, in return for exposure in countries where they had excess lending capacity. Under the agreement, IBRD and MIGA each exchanged $120 million of notional exposure as follows: MIGA assumed IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of the principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement.

•

In December 2015, IBRD signed, together with the African Development Bank (AfDB) and Inter-American Development Bank (IADB), an MDB EEA. Under the EEA, each MDB exchanged credit risk exposure of a reference portfolio supported by underlying loans to borrowing member countries. For each MDB, EEAs through diversification benefits, help reduce credit risk at the portfolio level; improve the risk-weighted capital ratios especially by addressing exposure concentration concerns; and create lending headroom for individual borrowing countries where MDBs may be constrained. The EEA involved the receipt of a guarantee and the provision of a guarantee against nonpayment in the reference portfolio by each MDB to the other. The guarantee received and the guarantee provided are two separate transactions: (a) a receipt of an asset for the right to be indemnified, and receive risk coverage (recoverable asset) and (b) the provision of a financial guarantee, respectively (see Notes to the Financial Statements, Note D: Loans and Other Exposures).

•

Other guarantee arrangements: As of June 30, 2019, IBRD had received guarantees totaling $1,544 million ($1,094 million for FY18). These guarantees serve as a credit enhancement to increase IBRD’s lending capacity in certain countries.

Table 15: Exposure Exchange Agreements

In millions of U.S. dollars

As of June 30,	2019		2018
	Guarantee Received	Guarantee Provided	Guarantee Received	Guarantee Provided
Exposure Exchange Agreement
MIGA	$53	$52	$63	$62
IADB	2,021	2,021	2,021	2,021
AfDB	1,588	1,588	1,588	1,588

Total notional	$3,662	$3,661	$3,672	$3,671

Grants

Grant-Making Facilities (GMFs) are complementary to IBRD’s work. IBRD deployed $18 million under this program in FY19 and a similar amount in FY18. These amounts are reflected in contributions to special programs on IBRD’s Statement of Income.

Externally-Funded Activities

These funds have become an integral part of IBRD’s activities, and primarily include Trust Funds. Additional external funds include reimbursable funds and revenues from fee-based services to member countries, which are related to Reimbursable Advisory Services (RAS), Externally Financed Outputs (EFO), and the Reserves Advisory Management Program (RAMP).

Reimbursable Advisory Services

While most of IBRD’s advisory and analytical work is financed by its own budget or donor contributions (e.g., Trust Funds), clients may also pay for services. IBRD offers technical assistance and other advisory services to its member countries, in connection with, and independent of, lending operations. Available services include, for example, assigning qualified professionals to survey developmental opportunities in member countries; analyzing member countries’ fiscal, economic, and developmental environments; helping members devise coordinated development programs; and improving their asset and liability management techniques. In FY19, IBRD earned revenue of $56 million ($52 million in FY18) from RAS.

Trust Fund Activity

Trust Funds are an integral part of IBRD’s resource envelope, affording IBRD with the resources and added flexibility to provide development solutions that serve member recipients and donors alike. Trust Funded-partnerships often serve as a platform for IBRD and its partners to access WBG’s diverse technical and financial resources, and achieve development goals whose complexity, scale, and scope exceed any individual partner’s capabilities. IBRD’s roles and responsibilities in managing trust funds depend on the type of fund, outlined as follows:

•

IBRD-Executed Trust Funds (BETFs):    IBRD, alone or jointly with one or more of its affiliated organizations, manages the funds and implements or supervises the activities financed. These trust funds support IBRD’s work program. IBRD, as an executing agency, disbursed $603 million in FY19 ($595 million in FY18) of trust fund program funds.

•	Recipient-Executed Trust Funds (RETFs): Funds are provided to a third party, normally in the form of project grant financing, and are supervised by IBRD.

•	Financial Intermediary Funds (FIFs): IBRD, as trustee, administrator, or treasury manager, offers an agreed set of financial and administrative services, including managing donor contributions.

IBRD uses a cost recovery framework for Trust Funds. Key features of the framework include:

•	Ensuring IBRD increases the recovery of costs incurred for trust fund activities.

•	Simplifying and standardizing the fee structure for all types of trust funds.

Table 16 below shows IBRD’s share of revenue in FY19 from trust fund administration, (see Notes to Financial Statements, Note I: Management of External Funds and Other Services).

Table 16: Revenue Earned from Trust Fund Activities

In millions of U.S. dollars

As of June 30,	2019	2018
Revenue / Fees from Trust Fund Administration	$44	$48

Externally Financed Outputs

IBRD offers donors the ability to contribute to specific projects and programs. EFO contributions are recorded as restricted revenue when received because they are for contractually specified purposes. Restrictions are released once the funds are used for the purposes specified by donors. In FY19, IBRD earned $23 million of revenue, compared with $22 million in FY18.

Other Financial Products and Services

IBRD plays an active role in designing financial products and structuring transactions to help clients mobilize resources for development projects and mitigate the financial effects of market volatility and disasters.

Risk Management Instruments

IBRD helps member countries build resilience to shocks by facilitating access to risk management solutions to mitigate the financial effects of currency, interest rate, and commodity price volatility; disasters; and of extreme weather events. Box 5 below illustrates the financial solutions and disaster risk financing options IBRD offers:

Box 5: Disaster Risk Financing Options
Hedging Transactions	Disaster Risk Financing
Interest Rate	Catastrophe Derivatives and Bonds
Currency	Insurance and Reinsurance
Commodity Price	Regional Pooling Facilities

In FY17 IBRD launched the Pandemic Emergency Financing Facility (PEF) with the aim of establishing a fast-disbursing mechanism to provide funding for response efforts that help prevent low-frequency, high-severity outbreaks from becoming pandemics.

IBRD also intermediates the following risk management transactions for clients:

•	Affiliated Organization: To assist IDA with its asset/liability management IBRD executes currency forward contracts on its behalf. During FY19, IBRD did not execute any contracts on behalf of IDA.

•

Unaffiliated Organization: To assist the International Finance Facility for Immunization (IFFIm) with its asset/liability management strategy, IBRD executes currency and interest rate swaps on its behalf. In addition, IBRD, as Treasury Manager, is IFFIm’s sole counterparty and enters into offsetting swaps with market counterparties. During FY19, IBRD did not execute any interest rate derivatives under this agreement.

(See Risk Management, Section IX, for a detailed discussion of IBRD’s risk mitigation of these derivative transactions).

Asset Management

The Reserves Advisory and Management Program (RAMP) provides services that build clients’ capacity to support the sound management of their official sector assets. Clients include central banks, sovereign wealth funds, national pension funds, and supranational organizations. RAMP helps clients to upgrade their asset management capabilities, including portfolio and risk management, operational infrastructure, and human resources capacity. Under most of these arrangements, IBRD is responsible for managing a portion of the institution’s assets and, in return, receives a fee based on the average value of the portfolio managed (see Table 17). The fees earned are used to provide training and capacity-building services. In addition to RAMP, IBRD invests and manages investments on behalf of IDA, MIGA, and trust funds; those investments are not included in IBRD’s assets.

Table 17: RAMP – Assets and Revenues

In millions of U.S. dollars

As of June 30,	2019	2018
Assets managed under RAMP	$24,795	$22,091
Revenue from RAMP	$13	$13

As noted in the discussion of Trust Fund Activities above, IBRD, alone or jointly with one or more of its affiliated organizations, administers on donors’ behalf funds restricted for specific uses. Such administration is governed by agreements with donors, who include members, their agencies and other entities. These funds are held in trust and, except for undisbursed third-party contributions made to IBRD-executed trust funds, are not included on IBRD’s Balance Sheet. The cash and investment assets held in trust by IBRD as administrator and trustee totaled $27 billion in FY19, of which $60 million (compared to $68 million in FY18) relates to IBRD contributions to these trust funds (Table 18).

Table 18: Cash and Investment Assets Held in Trust

In millions of U.S dollars

As of June 30,	2019	2018
IBRD-executed	$273	$292
Jointly executed with affiliated organizations	862	810
Recipient-executed	2,730	2,796
Financial intermediary funds	17,828	19,497
Execution not yet assigned[a]	5,466	4,318

Total fiduciary assets	$27,159	$27,713

a.	These represent assets held in trust for which the determination as to the type of execution is yet to be finalized.

SECTION VI: INVESTMENT ACTIVITIES

IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of June 30, 2019, the net investment portfolio totaled $81.1 billion with $78.9 billion representing the liquid asset portfolio. This compares with $73.5 billion a year earlier, of which $71.6 billion represented the liquid asset portfolio (see Note C: Investments in the Notes to the Financial Statements). The increased level of liquidity reflects the higher projected debt service and loan disbursements for the coming fiscal year.

Liquid Asset Portfolio

Funds raised through IBRD’s borrowing activity that have not yet been deployed for lending, are held in the liquid asset portfolio to provide liquidity for IBRD’s operations. The portfolio is managed with the goal of ensuring sufficient cash flow to meet all IBRD’s financial commitments. While it seeks a reasonable return on this portfolio, IBRD restricts its liquid assets to high-quality investments, consistent with its investment objective of prioritizing principal protection over yield. Liquid assets are managed conservatively and are primarily held against disruptions in IBRD’s access to capital markets.

IBRD’s liquid assets, are held mainly in highly rated, fixed-income instruments (see Box 8: Eligibility Criteria for IBRD’s Investments) and include the following:

•  Government and agency obligations

•  Time deposits and other unconditional obligations of banks and financial institutions

•  Asset Backed Securities (including Agency Mortgage Backed Securities)

•  Currency and interest rate derivatives

•  Exchange-traded options and futures

IBRD keeps liquidity volumes above a Prudential Minimum which is defined as 80% of the twelve-month Target Liquidity Level. The twelve- month Target Liquidity Level is calculated before the end of each fiscal year based on Management’s estimates of projected net loan disbursements approved at the time of projection, and twelve months of debt-service for the upcoming fiscal year. This twelve-month estimate becomes the target for the upcoming fiscal year and the Prudential Minimum is 80% of this target (see Section IX for details of how IBRD manages liquidity risk).

The liquid asset portfolio is composed largely of assets denominated in, or swapped into, U.S. dollars, with net exposure to short-term interest rates after derivatives. The portfolio has an average duration of less than three months, and the debt funding these liquid assets has a similar currency and duration profile. This is a direct result of IBRD’s exchange rate and interest rate risk management policies (see Section IX), combined with appropriate investment guidelines (see Box 8).

Figure 14: Liquid Asset Portfolio by Asset Class

In millions of U.S. dollars, except for ratios

Table 19: Liquid Asset Portfolio Composition

In millions of U.S. dollars, except ratios which are in percentages

As of June 30,	2019	%	2018	%
Liquid asset portfolio:
Stable	$49,285	63%	$28,481	40%
Operational	15,236	19	14,451	20
Discretionary	14,379	18	28,647	40

	$78,900	100%	$71,579	100%

The maturity profile of IBRD’s liquid asset portfolio reflects a high degree of liquidity. As of June 30, 2019, $61 billion (approximately 78% of total volume) was due to mature within six months, of which $30 billion was expected to mature within one month.

The liquid asset portfolio is held in three sub-portfolios: Stable, Operational, and Discretionary, each may have different risk profiles and performance guidelines (see Table 19).

•	Stable portfolio is mainly an investment portfolio holding all or a portion of the Prudential Minimum level of liquidity, set at the start of each fiscal year.

•	Operational portfolio is used to meet IBRD’s day-to-day cash flow requirements.

•

Discretionary portfolio gives IBRD the flexibility to execute its borrowing program and can be used to tap attractive market opportunities. Additional portions of the Prudential Minimum may also be held in this portfolio.

During FY19, IBRD earned a return of 2.63% on its liquid asset portfolio, compared to 1.83% last year. The higher dollar return in FY19 primarily reflects the larger average portfolio size and higher interest rates during the year.

In addition to monitoring gross investment returns relative to their benchmarks, IBRD also monitors overall earnings from the investment portfolio, net of funding costs. In FY19, IBRD earned $117 million of investment revenue, net of funding costs, as discussed in Section III.

Other Investments

In addition to the liquid asset portfolio, the investment portfolio also includes holdings related to AMC, PCRF and PEBP. Table 20 summarizes the net carrying value of other investments (see Notes to Financial Statements, Note I: Management of External Funds and Other Services for additional details on AMC):

Table 20: Net Carrying Value of Other Investments

In millions of U.S. dollars

As of June 30,	2019	2018
AMC	$252	$250
PEBP	1,605	1,393
PCRF	370	270

Total Other Investments	$2,227	$1,913

Table 21: Liquid Asset Portfolio - Average Balances and Returns

In millions of U.S. dollars, except rates which are in percentages

	Average Balances		Financial Returns %
	2019	2018	2019	2018
Liquid asset portfolio
Stable	$30,094	$28,201	2.72%	1.98%
Operational	15,368	21,191	2.38	1.59
Discretionary	27,830	23,485	2.67	1.89

	$73,292	$72,877	2.63%	1.83%

SECTION VII: BORROWING ACTIVITIES

IBRD has been issuing bonds in the international capital markets since 1947. The proceeds of these bonds support IBRD’s lending operations which are aimed at promoting sustainable development for IBRD’s borrowing member countries.

IBRD borrows at attractive rates underpinned by its strong financial profile and shareholder support that together are the basis for its triple-A credit rating. As a result of its financial strength and triple-A credit rating, IBRD is recognized as a premier borrower and its bonds and notes are viewed as a high credit quality investment in the global capital markets.

IBRD uses the proceeds to finance development activities in creditworthy middle-income and low-income countries eligible to borrow from IBRD at market-based rates. Funding raised in any given year is used for IBRD’s operations, including loan disbursements, replacement of maturing debt, and prefunding for lending activities. IBRD determines its funding requirements based on a three-year rolling horizon and funds about one-third of the projected amount in the current fiscal year.

As discussed in Section II, IBRD uses currency and interest rate derivatives in connection with its borrowings for asset and liability management purposes. New medium- and long-term funding is swapped into variable-rate U.S. dollar instruments, with conversion to other currencies carried out subsequently. This in accordance with loan funding requirements, and so that IBRD can minimize interest rate and currency risk. IBRD also uses derivatives to manage the re-pricing risks between loans and borrowings. A further discussion on how IBRD manages this risk is included in the Risk Management Section, Section IX.

In FY19, IBRD raised a total of $54 billion of medium and long-term debt (Table 23). IBRD issues short-term debt (maturing in one year or less), and medium- and long-term debt (with a maturity greater than one year). From time to time, IBRD exercises the call option in its callable bond issues; it may also repurchase its debt to meet other operational or strategic needs such as providing liquidity to its investors (Table 23).

As of June 30, 2019, the borrowing portfolio totaled $229 billion, $15 billion above June 30, 2018 (see Note E: Borrowings in the Notes to the Financial Statements). This increase was mainly due to net new borrowing issuances of $15.7 billion during the year.

Figure 15: Effect of Derivatives on Currency Composition of the Borrowing Portfolio–June 30, 2019

*	Denotes percentage less than 0.5%.

As of June 30, 2019, IBRD’s total borrowing portfolio, after the effects of derivatives, carried variable rates, with a weighted average cost of 2.2% (1.8% as of June 30, 2018). The increase in the weighted average cost from the prior year reflects the increase in short-term interest rates during the year. The latter also resulted in an increase in IBRD’s weighted average loan rates, which are also based on short-term interest rates. IBRD’s lending spread was therefore not impacted negatively by the increase in short-term interest rates.

Short-Term Borrowings

Table 22 summarizes IBRD’s short-term borrowings, which include discount notes, securities lent or sold under securities lending and repurchase agreements, and other short-term borrowings.

Discount Notes

IBRD’s short-term borrowings consist mainly of discount notes issued in U.S. dollars. These borrowings have a weighted average maturity of approximately 124 days. As of June 30, 2019, the outstanding balance of discount notes was $10.2 billion, relatively unchanged as compared with the year earlier.

Securities Lent or Sold under Repurchase Agreements

These short-term borrowings are secured mainly by highly-rated collateral in the form of securities, including government-issued debt, and have an average maturity of less than 30 days.

Other Short-Term Borrowings

Other short-term borrowings have maturities of one year or less. The outstanding balance as of June 30, 2019 was $200 million, largely unchanged compared to last year ($223 million in FY18).

Table 22: Short-Term Borrowings

In millions of U.S. dollars, except rates which are in percentages

As of June 30,	2019	2018	2017
Discount notes[a]
Balance at year-end	$10,204	$10,376	$10,599
Average daily balance during the fiscal year	$10,556	$10,231	$5,265
Maximum month-end balance	$12,189	$13,845	$11,758
Weighted-average rate at the end of fiscal year	2.44%	2.02%	1.02%
Weighted-average rate during the fiscal year	2.37%	1.40%	0.63%

Securities lent or sold under repurchase agreements[b]
Balance at year-end	$—	$—	$—
Average monthly balance during the fiscal year	$—	$164	$17
Maximum month-end balance	$—	$797	$204
Weighted-average rate at the end of fiscal year	—	—	—
Weighted-average rate during the fiscal year	—	1.65%	0.07%

Other short-term borrowingsac
Balance at year-end	$200	$223	$269
Average daily balance during the fiscal year	$210	$254	$280
Maximum month-end balance	$273	$372	$377
Weighted-average rate at the end of the fiscal year	2.34%	2.16%	1.00%
Weighted-average rate during the fiscal year	2.32%	1.50%	0.62%

a.	After swaps.
b.	Excludes securities related to PEBP.
c.	At amortized cost.

Medium- and Long-Term Borrowings

In FY19, medium- and long-term debt raised directly by IBRD in the capital markets amounted to $54 billion with an average maturity to first call of 4.1 years (Table 23). The increase in medium-and-long-term debt issuances in FY19 is primarily due to the increase in net loan disbursements, as well as higher debt servicing and refinancing requirements.

Table 23: Funding Operations Indicators

In millions of U.S. dollars, except maturities which are in years

For the fiscal year ended June 30,	2019	2018
Issuances[a]
Medium- and long-term funding raised	$54,157	$36,006
Average maturity to first call date	4.1	4.6
Average maturity to contractual final maturity	5.3	5.7

Maturities
Medium- and long-term funding matured	$35,088	$28,704
Average maturity of debt matured	4.4	3.7

Called/Repurchased
Medium- and long-term funding called/repurchased	$2,960	$1,489

a.	Expected life of IBRD’s bonds is generally between first call date and the contractual final maturity.

Table 24: Maturity Profile of Medium and Long-Term Debt

In millions of U.S. dollars

	As of June 30, 2019
	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Due After 5 years	Total
Medium and Long-Term Debt	$39,807	$42,557	$38,361	$21,461	$25,742	$51,846	$219,774

As shown below, 64% of IBRD’s medium- and long-term borrowings issued during the year are in U.S. dollars:

Figure 16: Medium- and Long-Term Borrowings issued by Currency, Excluding Derivatives

SECTION VIII: CAPITAL ACTIVITIES

Capital Structure

Principal Shareholders and Voting Power

As of June 30, 2019, IBRD had 189 member countries, with the top six accounting for 39% of the total voting power (see Figure 17). The percentage of votes held by members rated AA and above by at least two major rating agencies was 41% (see Figure 18).

The United States is IBRD’s largest shareholder, with 15.68% of total voting power. Accordingly, it also has the largest share of IBRD’s uncalled capital, $43,521 million, or 16.55% of total uncalled capital.

Subscribed Capital

Total subscribed capital is comprised of paid-in capital and uncalled subscribed capital. See Statement of Subscriptions to Capital Stock and Voting Power in IBRD’s Financial Statements for balances by country.

Figure 17: Voting Power of Top Six Members as of June 30, 2019	Figure 18: Percentage of Votes held by Member Countries, of as June 30, 2019

Table 25: Breakdown of IBRD Subscribed Capital

In millions of U.S. dollars, except ratios which are in percentages

As of June 30,	%	2019	2018	Variance
Subscribed capital
Uncalled subscribed capital	94%	$262,892	$258,274	$4,618
Paid-in capital	6	17,061	16,456	605

Total subscribed capital	100%	$279,953	$274,730	$5,223

Uncalled Subscribed Capital

As of June 30, 2019, the total uncalled portion of subscriptions was $262,892 million. The amount may be called only when required to meet IBRD’s obligations for funds borrowed or loans guaranteed and is, thus, not available for use by IBRD in making loans. Of this amount, $38,930 million was restricted pursuant to resolutions of the Governors (though such conditions are not required by IBRD’s Articles). While these resolutions are not legally binding on future Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD’s capital. Any such calls are required to be uniform, but the obligations of IBRD’s members to make payment on such calls are independent of one another. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right to make further calls until the amounts received are sufficient to meet such obligations. On any such call or calls, however, no member is required to pay more than the unpaid balance of its capital subscription.

Under the Bretton Woods Agreements Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay approximately $7,663 million of the uncalled portion of the subscription of the United States, if called for use by IBRD, without need for further congressional action.

The balance of the uncalled portion of the U.S. subscription, $35,858 million, has been authorized but not appropriated by the U.S. Congress. Further action by the U.S. Congress is required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the U.S., notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription.

Capital Increases

The subscription period for the GCI and SCI agreed by shareholders in 2010 ended on March 16, 2018 and March 16, 2017, respectively.

On October 1, 2018, the Governors approved a new GCI and SCI. The new GCI and SCI are part of a capital package endorsed by the Governors in April 2018 that includes institutional and financial reforms designed to ensure long-term financial sustainability. The capital increases will result in additional subscribed capital of up to $60.1 billion, with $7.5 billion of paid-in capital and $52.6 billion of callable capital, over the next five years.

Paid-In Capital

Paid-in capital has two components:

•	The U.S. dollar portion, which is freely available for use by IBRD.

•

National Currency Paid-In Capital (NCPIC) portion, usage of which is subject to certain restrictions under IBRD’s Articles and to Maintenance-Of-Value (MOV) requirements. For additional details see the Notes to the Financial Statements, Note A: Summary of Significant Accounting and Related Policies.

Usable Paid-in Capital

Usable paid-in capital represents the portion of paid-in capital that is available to support IBRD’s risk bearing capacity and includes all U.S. dollar paid-in capital, as well as NCPIC for which use restrictions have been lifted (referred to as released NCPIC). The adjustments made to paid-in capital to arrive at usable paid-in capital are provided in Table 26.

The $614 million increase in usable paid-in capital between FY19 and FY18 was primarily due to the receipt of $417 million for GCI and $188 million for SCI during FY19.

Table 26: Usable Paid-In Capital

In millions of U.S dollars

As of June 30,	2019	2018	Variance
Paid-in Capital	$17,061	$16,456	$605
Adjustments for deferred MOV on released NCPIC
Net deferred MOV (receivable) payable[a]	24	27	(3)
Adjustments for unreleased NCPIC :
Restricted cash	(70)	(83)	13
Demand notes	(382)	(361)	(21)
MOV receivable	(292)	(313)	21
MOV payable	5	6	(1)

Total Adjustments for unreleased NCPIC	(739)	(751)	12

Usable paid-in capital	$16,346	$15,732	$614

a.	The MOV on released NCPIC is considered to be deferred.

Usable Equity

Usable equity represents the amount of equity that is available to support IBRD’s lending operations. Usable equity is central to the three frameworks IBRD uses to manage its capital adequacy, credit risk, and equity earnings. These frameworks, described in Section IX, are:

•	Strategic Capital Adequacy Framework

•	Credit Risk and Loan Loss Provisioning Framework

•	Equity Management Framework

Usable equity consists of usable paid-in capital, and elements of retained earnings and reserves (see Table 27). The components of retained earnings and reserves included in usable equity are as follows:

Special Reserve: amount set aside pursuant to IBRD’s Articles, held in liquid form and to be used only for meeting IBRD’s liabilities on its borrowings and guarantees;

General Reserve: consists of earnings from prior fiscal years which the Board has approved for retention in IBRD’s equity. On August 8, 2019, the Board approved the transfer of $831 million to the General Reserve from FY19 net income;

Cumulative Translation Adjustments: comprise translation adjustments that arise upon revaluing currency balances to U.S. dollars for reporting purposes. As a result of changes in IBRD’s business operations, effective from the fourth quarter of FY19, IBRD changed its functional currencies to the U.S. dollar and euro. Changes in cumulative translation adjustments will now only relate to translation adjustments on euro-denominated balances. Translation adjustments associated with non-functional currencies are reflected in the Other adjustments line in Table 27. Usable equity excludes cumulative translation adjustments associated with unrealized mark-to-market gains/losses on non-trading portfolios;

Underfunded Status of Pension Plans and Other Adjustments: these adjustments relate to the net underfunded status of IBRD’s pension plans (see Table 38), and income earned on PEBP assets before FY11. Starting from the fiscal year ended June 30, 2019, usable equity includes the measure of the funded status of the pension plans, which is based on the funding methodology used by the Pension Finance Committee to determine sustainable funding levels for the pension plans. This methodology more closely aligns with the long-term nature of the capital adequacy framework. The funded status previously used was based on U. S. GAAP, which reflects a point-in-time measurement of the funded status, versus a long-term position. The Board approved this change, under a framework in which the Board approves both the equity-to-loans ratio and any material changes to the definition or measurement of its component parts.

The increase in usable equity in FY19, primarily reflects the impact of the reserve retention out of FY19 allocable income, the increase in usable paid-in capital, and the reduction in the underfunded status of pension plans due to the change in methodology, as discussed above.

Table 27: Usable Equity

In millions of U.S. dollars

			Variance
As of June 30,	2019	2018	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$16,346	$15,732	$614	$710	$(96)
Special reserve	293	293	—	—	—
General reserve[a]	29,437	28,606	831	831	—
Cumulative translation adjustment	(629)	(465)	(164)	—	(164)
Other adjustments	(87)	(648)[b]	561	600	(39)

Equity (usable equity)	$45,360	$43,518	$1,842	$2,141	$(299)

a.	Includes proposed transfer to the General Reserve, which for FY19 (FY18) was subsequently approved by IBRD’s Board on August 8, 2019 (August 9, 2018).
b.	Other adjustments for FY18 primarily relate to the net underfunded status of IBRD’s pension plans.

SECTION IX: RISK MANAGEMENT

Risk Governance

IBRD’s risk management processes and practices continually evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly Audit Committee (AC) members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.

Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities, and supports Management in its oversight function, particularly in coordinating different aspects of risk management and in connection with risks that are common across functional areas.

IBRD’s financial and operational risk governance structure is built on the “three lines of defense” principle where:

(i)	business units are responsible for directly managing risks in their respective functional areas;

(ii)	the Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities; and

(iii)	Internal Audit provides independent oversight.

IBRD’s risk management process comprises: risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners and corporate functions are responsible for identifying, assessing, responding to, monitoring and reporting risks.

Figure 19: Financial and Operational Risk Management Structure

Risk Oversight and Coverage

Financial and Operational Risk Management

The CRO has an overview of both financial and operational risks. These risks include (i) country credit risks in the core sovereign lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.

The following three departments report directly to the CRO:

Credit Risk Department (CROCR)

•  Identifies, measures, monitors, and manages country credit risk faced by IBRD. By agreement with the Board, the individual country credit risk ratings are not shared with the Board and are not made public.

•  Assesses loan portfolio risk, determines the adequacy of provisions for losses on loans and other exposures, and monitors borrowers that are vulnerable to crises in the near term. These reviews are taken into account in determining the overall country programs and lending operations, and they are included in the assessment of IBRD’s capital adequacy.

•  Whenever a new financial product is being considered for introduction, this department reviews any implications for country credit risk.

Market and Counterparty Risk Department (CROMC)

•  Responsible for market, liquidity, and counterparty credit risk oversight, assessment, and reporting. It does these in coordination with IBRD’s financial managers who are responsible for the day-to-day execution of trades for the liquid asset and derivative portfolios, within applicable policy and guideline limits.

•  Ensuring effective oversight, which includes: (i) maintaining sound credit assessments, (ii) addressing transaction and product risk issues, (iii) providing an independent review function, (iv) monitoring market and counterparty risk in the investment, borrowing and client operation portfolios, and (v) implementing the model risk governance framework. It also provides reports to the Audit Committee and the Board on the extent and nature of risks, risk management, and oversight.

Operational Risk Department (CROOR)

•  Provides direction and oversight for operational risk activities by business function.

•  The department’s key operational risk management responsibilities include (i) administering the Operational Risk Committee (ORC) for IBRD, (ii) implementing the operational risk management framework which is aligned with Basel principles and providing direction to business unit partners to ensure consistent application, (iii) assisting and guiding business unit partners in identifying and prioritizing significant operational risks and enabling monitoring and reporting of risks through suitable metrics (or risk indicators), (iv) helping identify emerging risks and trends through monitoring of internal and external risk events, (v) supporting risk response and mitigating actions, and preparing a corporate Operational Risk Report for review and discussion by the ORC.

•  The department is also responsible for business continuity management and enterprise risk management functions.

The risk to the development outcomes of IBRD’s operations not meeting their development outcomes (development outcome risk) in IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the Integrity Vice Presidency jointly address such issues.

Risk Committees

Figure 20 depicts IBRD’s management risk committee structure for financial and operational risks.

Figure 20: Risk Committee Structure for Financial and Operational Risks

Financial Risk Committees:

The Finance and Risk Committee (FRC), a Vice President-level committee, provides a high-level governance structure for decisions that may have financial risks. The FRC, chaired by the Managing Director and WBG Chief Financial Officer (MDCFO), approves, clears, or discusses: (a) risk policy and procedure documents related to financial integrity, income sustainability and balance sheet strength, and (b) issues and new business initiatives with policy implications related to IBRD’s financial risks, including country credit, market, counterparty, liquidity and model risks; and operational risks related to the finance business functions. The FRC helps to integrate individual components of finance and risk management activities by building on mechanisms and processes already in place and provides a forum for discussing and communicating significant risk related issues. The FRC meets regularly to discuss the financial performance, new products and services, and risk management of IBRD.

In addition to the FRC, two other committees work under the authority of the MDCFO and the CRO, which provide technical expertise and guidance on new initiatives, and equity management framework surveillance issues:

•

New Business Committee (NBC) is a standing committee of the FRC under the authority of the MDCFO. The NBC provides advice, guidance and recommendations to the FRC, by performing due diligence over new financial products or services to ensure that Management has a full understanding of the rationale, costs, risks and rewards of the product or service being considered.

•

Equity Management Framework Surveillance Committee (EMFSC) was established in FY18 as a standing committee of the FRC under the authority of the MDCFO to ensure a consistent, transparent and effective managerial and reporting process for monitoring the performance of the EMF portfolio and the implementation of possible strategic changes.

Operational Risk Committees:

The Enterprise Risk Committee (ERC) is a corporate committee that has oversight over operational and non-financial risks across IBRD. Chaired by the Managing Director and Chief Administrative Officer (MDCAO), it consists of a Vice President-level committee to review and discuss enterprise risk matters. Specifically, the Committee has a governance role in risk matters relating to corporate security, business continuity and IT security. The ERC also sponsors the further development of the enterprise risk management framework, including an annual high-level survey of emerging top risks for IBRD.

•

Operational Risk Committee (ORC) is the main governance committee for operational risk and provides a mechanism for an integrated review and response across IBRD units on operational risks associated with people, processes, and systems, including business continuity, and recognizing that business units remain responsible for managing operational risks. The Committee’s key responsibilities include monitoring significant operational risk matters and events on a quarterly basis to ensure that appropriate risk-response measures are taken and reviewing and concluding on IBRD’s overall operational risk profile. The ORC is chaired by the CRO and escalates significant risks/decisions to the FRC and ERC.

Box 6: Summary of IBRD’s Specific Risk Categories
Types of Risk	How the Risk is Managed
Credit Risk
Country Credit Risk	IBRD’s credit-risk-bearing capacity and individual country exposure limits
Counterparty Credit Risk	Counterparty credit limits and collateral
Market Risk
Interest Rate Risk	Interest rate derivatives to match the sensitivity of assets and liabilities
Exchange Rate Risk	Currency derivatives to match the currency composition of assets and liabilities
Liquidity Risk	Prudential minimum liquidity level
Operational Risk	Risk assessment and monitoring of key risk indicators and events

Management of IBRD’s Specific Risks

IBRD assumes financial risks to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities which include lending, borrowing and investing (Box 6). The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty, and liquidity risks. IBRD’s operational risk management framework is based upon a structured and uniform approach to identify, assess and monitor key operational risks across business units.

Capital Adequacy

IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, using the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. The framework seeks to ensure that IBRD’s capital is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon. Under this framework, IBRD evaluates its capital adequacy as measured by stress tests and an appropriate minimum level for the long-term equity-to-loans ratio. For FY19, the outcome of the stress tests was satisfactory.

At the beginning of the global financial crisis, the equity-to-loans ratio stood at 38% as of June 30, 2008, significantly exceeding the then minimum of 23% equity-to-loans ratio. This allowed IBRD to respond effectively to the borrowing needs of its member countries, resulting in the higher leveraging of its equity and a corresponding decline in the ratio. The capital adequacy framework was reviewed in FY14 and the minimum equity-to-loans ratio was reduced to 20% to reflect the significant long-term improvement in IBRD’s loan portfolio credit quality. The lowering of the minimum equity-to-loans ratio has allowed IBRD to use its equity more effectively to support a larger volume of development lending and thus enhance IBRD’s commitment capacity, including for responding to potential crises (Figure 21). This is part of the strategy to maximize the use of capital for lending operations.

Figure 21: Equity-to-Loans Ratio

Table 28: Equity-to-Loans Ratio

In millions of U.S. dollars

			Variance
As of June 30,	2019	2018	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$16,346	$15,732	$614	$710	$(96)
Special reserve	293	293	—	—	—
General reserve[a]	29,437	28,606	831	831	—
Cumulative translation adjustment[b]	(629)	(465)	(164)	—	(164)
Other adjustments	(87)	(648)[c]	561	600	(39)

Equity (usable equity)	$45,360	$43,518	$1,842	$2,141	$(299)

Loans exposure	$194,787	$185,589	$9,198	$10,091	$(893)
Present value of guarantees	3,739	2,540	1,199	1,249	(50)
Effective but undisbursed DDOs	3,198	4,548	(1,350)	(1,360)	10
Relevant accumulated provisions	(1,655)	(1,607)	(48)	(55)	7
Deferred loan income	(461)	(448)	(13)	(14)	1
Other exposures	(907)	(692)	(215)	(215)	—

Loans (total exposure)	$198,701	$189,930	$8,771	$9,696	$(925)

Equity-to-Loans Ratio	22.8%	22.9%

a.	Includes proposed transfer to the General Reserve, which for FY19 (FY18) was subsequently approved by IBRD’s Board on August 8, 2019 (August 9, 2018).
b.	Excluding cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Other adjustments primarily relate to the net underfunded status of IBRD’s pension plans.

IBRD’s equity-to-loans ratio was 22.8% as of June 30, 2019, largely unchanged compared to 22.9% as of June 30, 2018, and remained above the 20% minimum threshold level (Table 28). It reflected the impact of four main factors: (1) increase of $8.8 billion in loans exposure, offset by; (2) change in the methodology used for incorporating the pension funded status, effective June 30, 2019 (increase of $0.6 billion); (3) receipt of capital subscription payments ($0.6 billion) and; (4) the retention of $0.8 billion in the general reserve.

Under IBRD’s currency management policy, to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after derivatives activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD’s mandate is to take only sovereign credit risk in its lending activities. Within country credit risk, three distinct types of risks can be identified: idiosyncratic risk, correlation risk, and concentration risk. Idiosyncratic risk is the risk of an individual borrowing country’s exposure falling into nonaccrual status for country-specific reasons (such as policy slippage or political instability). Correlation risk is the risk that exposure to two or more borrowing countries will fall into non-accrual in response to common global or regional economic, political, or financial developments. Concentration risk is the risk resulting from having a large portion of exposure outstanding which, if the exposure fell into non-accrual, would result in IBRD’s financial health being excessively impaired. Concentration risk needs to be evaluated both on a stand-alone basis (exposure of one borrowing country) and when taking into account correlation when more than one borrowing country is affected by a common event, such that when combined, IBRD’s exposure to a common risk is elevated.

To estimate idiosyncratic risk and stand-alone concentration risk, the Credit Risk Department looks at IBRD’s exposure to each borrowing country and each borrowing country’s expected default to IBRD as captured in its credit rating. For correlation risk, the Credit Risk Department models the potential common factors that could impact borrowing countries simultaneously. The existence of correlation increases the likelihood of large non-accrual events, as most of these nonaccrual events involve the joint default of two or more obligors in the portfolio.

IBRD manages country credit risk by using individual country exposure limits and takes into account factors such as population size and the economic situation of the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowing countries account for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed for each borrowing country, in part, through an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, and the undisbursed portion of DDOs that have become effective, among other potential exposures. Under current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) or the Single Borrower Limit (SBL).

Equitable Access Limit

The EAL is equal to 10% of IBRD’s Statutory Lending Limit (SLL). Under IBRD’s Articles, as applied, total IBRD loans outstanding, including participation in loans and callable guarantees, may not exceed the sum of unimpaired subscribed capital, reserves and surplus, referred to as the SLL. The SLL seeks to ensure that sufficient resources are available to meet IBRD’s obligations to bondholders in the highly unlikely event of substantial and historically unprecedented losses on IBRD’s loans. At June 30, 2019, the SLL totaled $309 billion, of which the outstanding loans and callable guarantees totaled $198.5 billion, or 64.2% of the SLL. The EAL was $30.9 billion, as of June 30, 2019.

Single Borrower Limit

The SBL is established, in part, by assessing its impact on overall portfolio risk relative to equity. The SBL caps the maximum exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size. The Board approved a new SBL framework on June 28, 2018, which was effective July 1, 2018. The new framework reflects a dual-SBL system, that differentiates between countries below the Graduation Discussion Income (GDI) threshold and those above it. GDI is the level of GNI per capita of a member country above which graduation from IBRD starts being discussed. The GDI threshold was $6,795 as of July 1, 2018. Under the new system, the SBL for FY19 was $21 billion for highly creditworthy countries below the GDI and $19.5 billion for highly creditworthy countries above the GDI. In the event that a borrowing country eligible for one of the limits set under the new SBL framework is downgraded to the high-risk category, management may determine that the borrowing country continue to be eligible for borrowing at the currently applicable limit, but the borrowing country would not be eligible for any future increases in the SBL approved by the Board. During FY19, there were two countries below GDI and two countries above GDI, with exposure limits set at the applicable SBLs. For all other countries, the individual country exposure limits were set below the relevant SBL. The GDI threshold was $6,975 as of July 1, 2019. For FY20, the SBL is $21.5 billion for highly creditworthy countries below the GDI and $19.5 billion for highly creditworthy countries above the GDI.

As of June 30, 2019, the ten countries with the highest exposures accounted for about 62% of IBRD’s total exposure (see Figure 22). IBRD’s largest exposure to a single borrowing country was $17.3 billion on June 30, 2019. Monitoring these exposures relative to the limit, however, requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

Sustainable Annual Lending Limit (SALL)

The capital package endorsed at the 2018 Spring Meetings includes the adoption of a “Financial Sustainability Framework” (FSF) that requires IBRD to align its lending to its long-term sustainable capacity, while retaining flexibility to respond to crises by maintaining a crisis buffer. In December 2018, the Board approved the implementation approach for the FSF that takes effect from FY20.

The SALL is the maximum annual commitment level sustainable, in real terms, for 10 years in line with IBRD’s capital adequacy framework and the Statutory Lending Limit set out in IBRD’s Articles. The crisis-buffer-adjusted lending limit (SALL-Adj) serves as the upper bound for regular lending in the next year. On June 25, 2019, the Board approved a crisis buffer of $10 billion, resulting in a SALL-Adj of $28.1 billion.

Figure 22: Country Exposures as of June 30, 2019

In billions of U.S. dollars

Credit-Risk-Bearing Capacity

Management uses risk models to estimate the size of a potential non-accrual shock that IBRD could face over the next three years at a given confidence level. The model-estimated non-accrual shock is a single measure of the credit quality of the portfolio that combines the following:

•	IBRD’s country-credit-risk ratings and their associated expected risk of default;

•	covariance risks;

•	the loan portfolio’s distribution across risk rating categories; and

•	the exposure concentration.

The shock estimated by this risk model is used in IBRD’s capital adequacy testing to determine the impact of potential non-accrual events on equity and income earning capacity.

Probable Losses, Overdue Payments, and Non-Performing Loans

The loan-loss provision is calculated by taking into account IBRD’s exposure, the expected default frequency (EDF), or probability of default, and the assumed loss in the event of default. Probable losses inherent in the loan portfolio attributable to country credit risk are covered by the accumulated provision for losses on loans and other exposures, while unexpected losses owing to country credit risk are covered by equity.

Box 7: Treatment of Overdue Payments
Overdue by 30 days

Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time for loans signed before May 16, 2007, and those loans signed between May 16, 2007, and September 27, 2007, if the borrowers elected not to convert the terms of their loans to the pricing terms effective September 27, 2007. For loans with the pricing terms applicable from May 16, 2007, an overdue interest penalty will be charged at a rate of 50 basis points on the overdue principal. In addition, if an overdue amount remains unpaid for a period of 30 days, then the borrower will pay a higher interest rate (LIBOR + fixed spread) plus 50 basis points on the overdue principal amount until the overdue amount is fully paid.

Overdue by 45 days

In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved. Additionally, all borrowers in the country will lose eligibility for any waivers of interest in effect at the time.

Overdue by 60 days

In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to, or guaranteed by, the member country are suspended until all overdue amounts are paid. This policy applies even when the borrower is not the member country. Under exceptional circumstances, disbursements can be made to a member country upon the Board’s approval.

Overdue by more than six months

All loans made to, or guaranteed by, a member of IBRD are placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges not yet paid on loans outstanding are deducted from the income for the current period. To the extent that these payments are received, they are included in income. At the time of arrears clearance, a decision is made on the restoration of accrual status on a case-by-case basis; in certain cases, this decision may be deferred until after a suitable period of payment performance has passed.

When a borrower fails to make payments due to IBRD on any principal, interest, or other charges, IBRD may suspend disbursements immediately on all loans to that borrower. IBRD’s current practice is to exercise this option using a graduated approach (Box 7). These practices also apply to member countries eligible to borrow from both IBRD and IDA, and whose payments on IDA loans may become overdue. It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. As of June 30, 2019, one borrower in the accrual portfolio had overdue payments beyond 90 days however, payments were subsequently received.

As of June 30, 2019, 0.2% of IBRD’s loans were in nonaccrual status and all related to Zimbabwe. The value of exposures to Zimbabwe was $434 million as of June 30, 2019, compared with $435 million as of June 30, 2018. IBRD received a payment of $1.5 million, including interest, from Zimbabwe in FY19 (FY18: Nil). IDA has agreed to provide grants from its Crisis Response Window to third party UN agencies for use in Zimbabwe in response to major losses caused by Cyclone Idai.

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

This is the normal risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.

IBRD mitigates the counterparty credit risk from its investment and derivative holdings through the credit approval process, the use of collateral agreements and risk limits, and other monitoring procedures. The credit approval process involves evaluating counterparty and product-specific creditworthiness, assigning internal credit ratings and limits, and determining the risk profile of specific transactions. Credit limits are set and monitored throughout the year. Counterparty exposure is updated daily, considering the current market values of assets held, estimates of potential future movements of exposure for derivative instruments, and related counterparty collateral agreements, where collateral posting requirements are based on thresholds driven by public credit ratings. Collateral held includes cash and highly rated liquid investment securities.

IBRD’s liquid asset investment portfolio consists mostly of sovereign government bonds, debt instruments issued by sovereign government agencies, and bank time deposits. More than half of these investments are with issuers and counterparties rated triple-A and AA (Table 29).

Derivative Instruments

In the normal course of its business, IBRD enters into various derivative instruments to manage foreign exchange and interest risks. These derivatives are used mainly to meet the financial needs of IBRD borrowers and to manage the institution’s exposure to fluctuations in interest and exchange rates. These transactions are conducted with other financial institutions and, by their nature, entail commercial counterparty credit risk.

While the volume of derivative activity can be measured by the contracted notional value of derivatives, notional value is not an accurate measure of credit or market risk. IBRD uses the estimated replacement cost of the derivative instrument, or potential future exposure to measure counterparty credit risk with these trading partners.

Under IBRD’s mark-to-market collateral arrangements, IBRD receives collateral when mark-to-market exposure is greater than the ratings-based collateral threshold. As of June 30, 2019, IBRD had received collateral of cash and securities totaling $1.3 billion.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. (For the contractual value, notional amounts, related credit risk exposure amounts, and the amount IBRD would be required to post in the event of a downgrade, see Notes to Financial Statements, Note F: Derivative Instruments).

Investment Securities

The Board-approved General Investment Authorization provides the basic authority for IBRD to invest its liquid assets. Furthermore, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the MDCFO and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules, including which instruments are eligible for investment, and establish risk parameters relative to benchmarks. These include an overall consultative loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as clear lines of responsibility for risk monitoring and compliance. Credit risk is controlled by applying eligibility criteria (Box 8).

The overall market risk of the investment portfolio is subject to a consultative loss limit to reflect a level of tolerance for the risk of underperforming the benchmark in any fiscal year. IBRD has procedures in place to monitor performance against this limit and potential risks, and it takes appropriate actions if the limit is reached. All investments are subject to additional conditions specified by the Chief Risk Officer department, as deemed necessary.

IBRD’s exposure to futures and options and resale agreements is marginal. For futures and options, IBRD generally closes out open positions prior to expiration. Futures are settled on a daily basis. In addition, IBRD monitors the fair value of resale securities received and, if necessary, closes out transactions and enters into new repriced transactions.

Management has broadened its universe of investment assets in an effort to achieve greater diversification in the portfolio and better risk-adjusted investment performance. This exposure is monitored by the Market and Counterparty Risk Department.

Commercial Counterparty Credit Risk Exposure

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including Agencies, Asset Backed Securities) (Table 29).

IBRD’s overall commercial counterparty credit exposure, net of collateral held, was $81 billion as of June 30, 2019. As shown on Table 29, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 67% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The A-rated counterparties primarily consisted of sovereigns and financial institutions (limited to short-term deposits and swaps).

Non-Commercial Counterparty Credit Risk

In addition to the derivative transactions with commercial counterparties, IBRD also offers derivative-intermediation services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates.

Box 8: Eligibility Criteria for IBRD’s Investments[a]
Instrument Securities	Description
Sovereigns

IBRD may only invest in obligations issued or unconditionally guaranteed by governments of member countries with a minimum credit rating of AA-. However, no rating is required if government obligations are denominated in the national currency of the issuer.

Agencies

IBRD may invest only in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization, or any other official entity (other than the government of a member country), with a minimum credit rating of AA-.

Corporates and asset-backed securities	IBRD may only invest in securities with a triple-A credit rating.
Time deposits[b]	IBRD may only invest in time deposits issued or guaranteed by financial institutions, whose senior debt securities are rated at least A-.
Commercial Paper	IBRD may only invest in short-term borrowings (less than 190 days) from commercial banks, corporates, and financial institutions with at least 2 Prime-1 ratings.
Securities lending, and borrowing, repurchases, resales, and reverse repurchases

IBRD may engage in securities lending against adequate collateral, repurchases and reverse repurchases, against adequate margin protection, of the securities described under the sovereigns, agencies, and corporates and asset-backed security categories.

Collateral Assets

IBRD may engage in collateralized forward transactions, such as swap, repurchase, resale, securities lending, or equivalent transactions that involve certain underlying assets not independently eligible for investment. In each case, adequate margin protection needs to be received.

a.	All investments are subject to approval by the Chief Risk Officer department and must appear on the “Approved List” created by the department.
b.	Time deposits include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks or other financial institutions.

Table 29: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	As of June 30, 2019
	Investments
Counterparty Rating[a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$12,130	$11,548	$ —	$23,678	29%
AA	858	29,468	122	30,448	38
A	18,590	7,818	277	26,685	33
BBB	4	32	—	36	*
BB or lower/unrated	—	8	2	10	*

Total	$31,582	$48,874	$401	$80,857	100%

	As of June 30, 2018
	Investments
Counterparty Rating[a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$ 5,127	$13,319	$ —	$18,446	26%
AA	3,388	28,208	177	31,773	44
A	13,045	8,365	66	21,476	30
BBB	118	33	11	162	*
BB or lower/unrated	—	9	—	9	*

Total	$21,678	$49,934	$254	$71,866	100%

a.

Average rating is calculated using available ratings from the three major rating agencies. However, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

*	Indicates amount less than $0.5 million or percentage less than 0.5%.

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Borrowing Member Countries:    Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of June 30, 2019, the notional amounts and net fair value exposures under these agreements were $12.2 billion and $1.1 billion, respectively. Probable losses inherent in these exposures due to country credit risk are incorporated in the fair value of these instruments.

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Affiliated Organizations:    Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of June 30, 2019, the notional amount under this agreement was $4.6 billion. As of June 30, 2019, IBRD had no exposure to IDA. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels. As of June 30, 2019, IDA was not required to post any collateral with IBRD.

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Non-Affiliated Organizations:    IBRD has a master derivatives agreement with IFFIm, under which several transactions have been executed. As of June 30, 2019, the notional amounts and net fair value exposures under this agreement were $2.2 billion and $0.5 billion, respectively. IBRD has the right to call for collateral above an agreed specified threshold. As of June 30, 2019, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percent of the net present value of IFFIm’s financial assets.

Credit and Debit Valuation Adjustments

Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk. (IBRD’s non-commercial counterparty exposure mainly arises from derivative-intermediation activities on behalf of IFFIm, as discussed earlier). For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk.

The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. As of June 30, 2019, IBRD recorded a CVA adjustment on its Balance Sheet of $18 million, and a DVA of $22 million.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates (see Figures 23 and 24).

IBRD faces three main sources of interest rate risk: the interest rate sensitivity of the income earned in a low interest rate environment, fixed-spread loans refinancing risk, and interest rate risk on the liquid asset portfolio. The discontinuance of LIBOR and the transition to alternative reference rates also present a significant risk to IBRD’s activities, which is discussed later in this section.

Figure 23: Effect of Derivatives on Interest Rate Structure of the Borrowing Portfolio—June 30, 2019

In millions of U.S. dollars, except for ratios

a.	Excludes discount notes.
*	Denotes percentage less than 0.5%.

Figure 24: Effect of Derivatives on Interest Rate Structure of the Loan Portfolio—June 30, 2019

In millions of U.S. dollars, except for ratios

*	Denotes percentage less than 0.5%.

Alignment of Assets and Liabilities – IBRD borrows in multiple currency and interest rate bases worldwide and lends the proceeds of those borrowings to eligible member countries. IBRD offers its borrowers the option of converting the currency and interest rate bases on their loans where there is a liquid swap market, thereby enabling them to select loan terms that are best suited to their circumstances. Such options meet borrowers’ preferences and help mitigate their currency and interest rate risk. In the absence of active risk management, IBRD would be exposed to substantial market risk and asset-liability management imbalances. To address such imbalances, IBRD uses derivatives to swap its payment obligations on bonds to currency and interest rate basis aligned with its loan portfolio. Likewise, when a borrower exercises a conversion option on a loan to change its currency or interest rate basis, IBRD uses derivatives to convert its exposure back to a currency and interest rate basis, aligned with its loan portfolio. Thus, IBRD’s payment obligations on its borrowings are aligned with its loans funded by such borrowings – generally, after the effect of derivatives, IBRD primarily pays U.S. dollar, short-term variable rates on its borrowings, and receives U.S. dollar, short-term variable rates on its loans. Figure 25 below illustrates the use of derivatives in the loan and borrowing portfolios:

Figure 25: Use of Derivatives for Loans and Borrowings

Derivatives are also used to manage market risk in the liquidity portfolio. In line with its development mandate, IBRD maintains a large liquidity balance to ensure that it can make payments on its borrowing obligations and loan disbursements, even in the event of severe market disruptions. Pending disbursement, the liquidity portfolio is invested on a global basis in multiple currencies and interest rates. Derivatives are also used to align the currency and duration of investments with the debt funding the liquidity portfolio. Figure 26 below illustrates the use of derivatives in the liquidity portfolio.

Figure 26: Use of Derivatives for Investments

Equity Management – For the portion of loans that are funded by equity5, loan interest revenue reflects short-term variable rates. If left unmanaged, the revenue from these loans would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, Management has put in place an Equity Management Framework (EMF) with the primary goal of providing income stability for IBRD. Under this framework, IBRD uses derivatives to convert the variable rate cash flows on loans funded by equity back to fixed rate cash flows, thereby stabilizing loan interest income over time by increasing the duration of IBRD’s equity. See Figure 27 below.

As measured by duration, the interest rate sensitivity of IBRD’s equity was 2.6 years as of June 30, 2019 (2.9 years as of June 30, 2018). IBRD has the flexibility of managing the duration of its equity (difference between the duration of IBRD’s assets and liabilities), within a range of zero to five years under this framework.

Figure 27: Use of Derivatives for EMF

Low Interest Rate Environment

Loans to borrowing countries:

Under IBRD’s loan agreements, interest is required to be paid by borrowers to IBRD, and not vice versa; if an interest rate formula yields a negative rate, the interest rate is fixed at zero.

Liquid Asset Portfolio:

IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria in (Box 8). Low and negative fixed interest rates present a challenge for the investment of the liquid asset portfolio. However, even markets with negative rates can provide positive spread returns once the investment is swapped back into a U.S. dollar floating basis. In FY19, despite the low interest rate environment, IBRD was able to generate a positive return, net of funding costs on its liquid asset portfolio (see Table 1).

[5]	The equity-to-loans ratio of 22.8% indicates the portion of loans funded by equity.

Fixed Spread Loan Refinancing Risk

Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in IBRD’s funding spread. IBRD does not match the maturity of its funding with that of its fixed-spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk through two technical components of the fixed-spread loan pricing, both of which can be changed at Management’s discretion (see Table 11):

•	Projected funding cost: Management’s best estimate of average funding costs over the life of the loan.

•	Risk premium: a charge for the risk that actual funding costs are higher than projected Liquid Asset Portfolio Spread Exposure

The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than the short-term bank deposits represented by the portfolios’ London Interbank Bid Rate (LIBID) benchmark. These investments generally yield positive returns over the benchmark but can generate mark-to-market losses if their spreads relative to LIBOR widen.

Other Interest Rate Risks

Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rates swaps to reduce sizable timing mismatches.

Alternative Reference Rate

In July 2017, the U.K. Financial Conduct Authority (FCA), regulator of LIBOR, announced that banks would not be required to submit rates for calculating LIBOR after 2021. The announcement created uncertainty about LIBOR’s future and its implications for other rates and indices used as benchmarks.

IBRD’s investment, loan and borrowing portfolios all have instruments that use LIBOR as a reference rate, as well as derivative transactions that support these portfolios. The planned replacement of LIBOR presents risks to the financial instruments IBRD holds or originates. The risks related to the transition might include valuation issues that may arise from the unavailability of suitable alternative reference rates, possible asset-liability mismatches, operational risk, and potential impacts on financial results.

Given the uncertainty about the availability of suitable alternative reference rates, IBRD is actively participating in industry working groups and collaborating with stakeholders to prepare for the change. IBRD has an ongoing program to identify, evaluate and mitigate the risks involved with the transition of its transactions and products to alternative reference rates.

Exchange Rate Risk

IBRD holds its assets and liabilities mainly in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. From Q4 FY19, IBRD changed its functional currencies to the U.S. dollar and euro. As a result, while currency translation adjustments relating to euro-denominated balances are still reflected in other comprehensive income, in equity, currency translation adjustments relating to non-euro denominated balances (non-functional currencies) are shown in the Statement of Income (see Notes to Financial Statements—Note A: Summary of Significant Accounting and Related Policies in the Notes to the Financial Statements). While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

To minimize exchange risk, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency (see Figure 28). In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these polices are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange movements. As a result, exchange rate movements during the year generally do not have an impact on the overall equity-to-loans ratio.

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.

The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The new Prudential Minimum is defined as 80% of the Target Liquidity Level. The 150% maximum guideline (150% of Target Liquidity Level) applies to the portfolio and it continues to function as a guideline rather than a hard ceiling (see Table 30).

Figure 28: Currency Composition of Loan and Borrowing Portfolios as of June 30, 2019

*	Denotes percentage less than 0.5%.

As of June 30, 2019, the liquid asset portfolio was 141% of the Target Liquidity Level. The increased level of liquidity reflects the higher Prudential Minimum, as well as higher projected debt service and loan disbursements for the coming fiscal year. The FY20 Target Liquidity Level is set at $66 billion.

Table 30: Liquidity Levels

Effective for FY19	In billions of U.S. dollars	% of Target Liquidity Level
Target Liquidity Level	56
Guideline Maximum Liquidity Level	84	150%
Prudential Minimum Liquidity Level	44.8	80%
Liquid Asset Portfolio as of June 30, 2019	78.9	141%

Operational Risk

Operational risk is defined as the risk of financial loss or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security and staff health and safety, cyber security, business continuity, and external vendor risks. IBRD’s approach to managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.

SECTION X: FAIR VALUE ANALYSIS

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

Fair value adjustments are recorded on IBRD’s fair value income statement and reflect the sensitivity of each portfolio to the effect of interest rates and credit movements (Table 31).

Borrowing Portfolio: For FY19, IBRD experienced $673 million of unrealized mark-to-market gains, which was mainly driven by the unrealized mark-to-market gains due to the widening of IBRD’s credit spread relative to LIBOR.

Loan Portfolio: For FY19, IBRD experienced a $75 million increase in the fair value of its loans, mainly driven by the decrease in interest rates.

Table 31: Summary of Fair Value Adjustments on Non-Trading Portfolios a

In millions of U.S. dollars

For the fiscal year ended June 30,	2019	2018
Borrowing portfolio	$673	$(375)
Loan portfolio	75	247
EMF	1,084	(799)
Asset Liability Management portfolio	—	(2)
Client Operations portfolio	15	(* )

Total	$1,847	$(929)

a.	See Table 35 for reconciliation to the fair value comprehensive basis net income.

Table 32: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars

As of June 30, 2019	Interest rate Effect on Fair Value Income Sensitivity a c	Credit Effect on Fair Value Income Sensitivity b c
Borrowing portfolio	$6	$69
Loan portfolio	(15)	(34)
EMF	(10)	*
Investment portfolio	(1)	(4)

Total (loss)/gains	$(20)	$31

a.	After the effects of derivatives.
b.	Excludes CVA/DVA adjustment on swaps.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates/ credit spreads.
*	Sensitivity is marginal

Figure 29: Sensitivity to Interest Rates

Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates.

In millions of U.S. dollars

Effect of Interest Rates

On a fair value basis, if interest rates increase by one basis point, IBRD would experience an unrealized mark-to-market loss of approximately $20 million as of June 30, 2019 (see Table 32).

•

Investment Trading Portfolio: After the effects of derivatives, the duration of the investment trading portfolio is less than three months. As a result, the portfolio has a low sensitivity to changes in interest rates, resulting in small fair value adjustments to income.

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Loan and Borrowing Portfolios: In line with IBRD’s financial risk management strategies, the sensitivity of IBRD’s loan and borrowing portfolios to changes in interest rates is relatively small (see Figure 29). As noted earlier, IBRD intends to maintain its positions for these portfolios and thus manages these instruments on a cash flow basis. The resulting net unrealized mark-to-market gains and losses on these portfolios, associated with the small sensitivity to interest rates, are therefore not expected to be realized.

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EMF: At the end of FY19, a one basis-point increase in interest rates would result in unrealized mark-to-market losses of $10 million on the EMF (unrealized mark-to-market losses of $11 million at the end FY18).

Figure 29 provides a further breakdown of how the use of derivatives affects the overall sensitivity of the borrowing, loan, EMF and investment portfolios. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $69 million on the bonds. These would be significantly offset by the $63 million of net unrealized mark-to-market losses on the related swaps, resulting in net unrealized mark-to-market gains of $6 million for the portfolio.

Effect of Credit

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Investments: IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (see Box 8). The overall risk of the investment portfolio is also constrained by a consultative loss limit. In line with these risk management strategies, the potential effect of default risk on IBRD’s investment portfolio is therefore small. The effect of credit changes on the market value of the investment portfolio is also relatively limited; a one-basis-point change in the credit spreads of the investment assets would have an estimated impact of about $4 million on the market value of the portfolio.

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Borrowings: For FY19, IBRD’s unrealized mark-to-market gains on the borrowing portfolio totaled $673 million, of which $120 million was reflected on the Statement of Income, and $551 million in OCI. The $120 million of net unrealized mark-to-market gains are mainly due to the impact on borrowing-related derivatives from the decrease in interest rates during the year. The $551 million of unrealized mark-to-market gains, represents the changes in IBRD’s own credit relative to LIBOR in FY19. As shown in Table 32, the dollar value change corresponding to a one basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $69 million of unrealized mark-to-market gains.

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Loans: IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates CDS spreads as an indicator of the credit risk for each borrower, after adjusting recovery levels to incorporate IBRD’s institutional experience and assumptions. These assumptions are reviewed annually. The dollar value change corresponding to a one-basis-point parallel rise in CDS rates on the loan portfolio is about $34 million of unrealized mark-to-market losses. IBRD does not hedge its sovereign credit exposure but Management assesses its credit risk through a proprietary loan-loss provisioning model. Loan-loss provision represents the probable losses inherent in its accrual and nonaccrual portfolios. As discussed earlier, IBRD’s country credit risk is managed by using individual country exposure limits and by monitoring its credit-risk-bearing capacity.

•

Derivatives: IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, and borrowing portfolios, and EMF. It is therefore exposed to commercial counterparty credit risk on these instruments. This risk is managed through:

¡	Stringent selection of commercial derivative counterparties,

¡	Daily marking-to-market of derivative positions, and

¡	Use of collateral and collateral thresholds for all commercial counterparties.

The fair value of IBRD’s commercial counterparty credit risk is reflected in the CVA and IBRD’s own credit is reflected in the DVA. The net effect of the CVA and DVA adjustments to IBRD’s Balance Sheet was a decrease in liability of $709 million as of June 30, 2019. See Section IX for further discussion on effect of credit on IBRD’s borrowings.

Changes in Accumulated Other Comprehensive Income

In addition to fair value adjustments on the loan, borrowing, and asset/liability management portfolios, IBRD’s fair value adjustment on the income statement also reflects changes in Accumulated Other Comprehensive Income (AOCI):

•

Currency Translation Adjustments mainly represent the translation adjustment on the loan and borrowing portfolios. The net negative currency translation adjustment in FY19 is mainly due to the 2.2% depreciation of the euro against the U.S. dollar in FY19, compared to the 2.1% appreciation of the euro last year (Table 33). From Q4 FY19, the translation adjustments included in AOCI relate only to assets and liabilities denominated in euro.

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Unrecognized Pension Adjustments largely represent the unrecognized net actuarial gains and losses on benefit plans. Actuarial gains and losses occur when actual results differ from expected results in determining the funded status of the pension plans. Since the pension plans are long term, changes in asset returns and discount rates cause volatility in fair value income. There was an increase in the underfunded status of the pension plans from $1.3 billion as of June 30, 2018 to $2.6 billion as of June 30, 2019, net of PEBP assets, primarily reflecting the increase in the Plan Liabilities driven by lower corporate AA bond rates. Given its long-term planning horizon for pension plans, Management is focused mainly on ensuring that contributions to pension plans appropriately reflect long-term assumptions about asset returns and discount rates. See Section XII for further discussion on the pension plans.

•

Valuation adjustments on fair value option elected liabilities represent the portion of the total change in fair value caused by changes in IBRD’s own credit risk (DVA on fair value option elected liabilities). Starting in FY19, in accordance with new accounting pronouncements, these amounts are presented separately in other comprehensive income; previously they were recognized in net income. For liabilities under the fair value option that mature or are bought back, the cumulative amount of DVA will be reclassified from AOCI to net income. On July 1, 2018, a cumulative effect adjustment of $155 million was reclassified from retained earnings to AOCI. For more details, see Notes to the Financial Statements, Note K: Comprehensive Income.

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income.

Tables 33-35 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement; Table 36 provides a reconciliation of all fair value adjustments.

Table 33: Summary of Changes to AOCI (Fair Value Basis)

In millions U.S. dollars

For the fiscal year ended June 30,	2019	2018	Variance
Net actuarial gains (losses) on benefit plans, net	$(1,255)	$834	$(2,089)
Prior service credit on benefit plans, net	24	24	—
Derivatives and hedging transition adjustment	3	6	(3)
Net Change in Debit Valuation Adjustment (DVA) on Fair Value option elected liabilities	550	—	550
Currency translation adjustments	(165)	98	(263)

Total	$(843)	$962	$(1,805)

Table 34: Condensed Balance Sheet on a Fair Value Basis

	As of June 30, 2019			As of June 30, 2018
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$895	$—	$895	$619	$—	$619
Investments	81,415	—	81,415	72,569	—	72,569
Net loans outstanding	192,752	4,615	197,367	183,588	3,062	186,650
Derivative Assets, net	2,840	—	2,840	2,460	—	2,460
Other assets	5,129	—	5,129	4,564	—	4,564

Total assets	$283,031	$4,615	$287,646	$263,800	$3,062	$266,862

Borrowings	$230,180	$8	$230,188	$208,009	$10	$208,019
Derivative Liabilities, net	3,053	—	3,053	7,932	—	7,932
Other liabilities	7,683	—	7,683	6,015	—	6,015

Total liabilities	240,916	8	240,924	221,956	10	221,966
Paid-in capital stock	17,061	—	17,061	16,456	—	16,456
Retained earnings and other equity	25,054	4,607	29,661	25,388	3,052	28,440

Total equity	42,115	4,607	46,722	41,844	3,052	44,896

Total liabilities and equity	$283,031	$4,615	$287,646	$263,800	$3,062	$266,862

Table 35: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions U.S. dollars

For the fiscal year ended June 30,	2019	2018	Variance
Net income (loss) from Table 1	$505	$698	$(193)
Fair value adjustment on loans[a]	1,561	(669)	2,230
Changes to AOCI
Currency translation adjustments	(165)	98	(263)
Others	(1,228)	864	(2,092)
Net Change in DVA on Fair Value option elected liabilities	550	—	550

Net Income on fair value comprehensive basis	$1,223	$991	$232

a.	Amount has been adjusted to exclude the provision for losses on loans and other exposures: $54 million charge – June 30, 2019, and $28 million release on June 30, 2018.

Table 36: Fair Value Adjustments, net

In millions of U.S. dollars

	For the fiscal year ended June 30, 2019
	Unrealized gains (losses) [a]	Realized gains	Fair Value Adjustment from Table 35	Other Adjustments		Total from Table 31
Borrowing portfolio[b]	$109	$11	$—	$553	[d]	$673
Loan portfolio[c]	(1,486)	1	1,561	—		75
EMF	1,084	—	—	—		1,084
Asset-liability management portfolio	—	—	—	—		—
Client operations portfolio	15	—	—	—		15

Total	$(278)	$12	$1,561	$553		$1,847

	For the fiscal year ended June 30, 2018
	Unrealized gains (losses) [a]	Realized gains		Fair Value Adjustment from Table 35	Other Adjustments	Total from Table 31
Borrowing portfolio[b]	$(381)	$	*	$—	$6	$(375)
Loan portfolio[c]	916		—	(669)	—	247
EMF	(799)		—	—	—	(799)
Asset-liability management portfolio	(2)		—	—	—	(2)
Client operations portfolio	(*)		—	—	—	(*)

Total	$(266)	$	*	$(669)	$6	$(929)

a.	Excludes amounts reclassified to realized mark-to-market gains (losses).
b.	Includes related derivatives.
c.	Comprises derivatives on loans.
d.

Amount primarily represents change in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Statement of Other Comprehensive Income.

*	Indicates amount less than $0.5 million.

SECTION XI: CONTRACTUAL OBLIGATIONS

In conducting its business, IBRD takes on contractual obligations that may require future payments. These include borrowings, operating leases, contractual purchases, capital expenditures, and other long-term liabilities. Table 37 shows IBRD’s contractual obligations for the next five years and thereafter; it excludes the following obligations reflected on IBRD’s balance sheet: undisbursed loans, amounts payable for currency and interest rate swaps, amounts payable for investment securities purchased, guarantees, and cash received under agency arrangements.

•	Borrowings: IBRD issues debt in the form of securities to retail and institutional investors.

•

Operating Leases: IBRD leases real estate and equipment under lease agreements for varying periods. Operating leases represent future cash payments for real-estate-related obligations and equipment, based on contractual amounts.

•

Contractual Purchases and Capital Expenditures: IBRD is a party to various obligations to purchase products and services mainly for its capital expenditure and utilities. These commitments are designed to ensure sources of supply, are not expected to exceed normal requirements, and are in line with IBRD’s budget.

•

Other Long-Term Liabilities: IBRD provides a variety of benefits to its employees. As some of these benefits are of a long-term nature, IBRD records the associated liability on its balance sheet. The obligations payable represents expected benefit payments as well as contributions to the pension plans. These include future service and pay accruals for current staff and new staff projections for the next 10 years.

Operating leases, contractual purchases and capital expenditures, and other long-term obligations, include obligations shared with IDA, IFC, and MIGA under cost-sharing and service arrangements. These arrangements reflect the WBG strategy of maximizing synergies (see Notes to Financial Statements, Note H for Transactions with Affiliated Organizations).

Table 37: Contractual Obligations

In millions of U.S. dollars

	As of June 30, 2019
	Due in 1 year or Less	Due after 1 Year through 3 Years	Due after 3 Years through 5 Years	Due After 5 years	Total
Borrowings (at fair value)	$50,213	$80,918	$47,203	$51,846	$230,180
Operating leases	74	97	60	1,189	1,420
Contractual purchases and capital expenditures	36	41	—	—	77
Other long-term liabilities	603	131	87	173	994

Total	$50,926	$81,187	$47,350	$53,208	$232,671

SECTION XII: PENSION AND OTHER POST-RETIREMENT BENEFITS

Governance

IBRD participates, along with IFC and MIGA, in pension and post-retirement benefit plans. The Staff Retirement Plan and Trust (SRP), Retired Staff Benefits Plan and Trust (RSBP), and PEBP (collectively called the “Plans”) are defined benefit plans and cover substantially all WBG employees, retirees and their beneficiaries. Costs, assets, and liabilities associated with the Plans are allocated among IBRD, IFC, and MIGA, based on their employees’ respective participation in the Plans. Costs allocated to IBRD are subsequently shared with IDA, based on an agreed cost-sharing ratio (see Notes to Financial Statements, Note J: Pension and Other Post-Retirement Benefits).

The benefits of the Plans at retirement are determined pursuant to the Plan Documents adopted by the Board (Plan Document). IBRD has a contractual obligation to make benefit payments to the Plans’ beneficiaries. The governance mechanism of the Plans, including the funding and investment policies described here, are designed to support this objective.

There are two committees that govern the Plans. From a governance stand point, both committees are independent of IBRD and the Board.

•	The Pension Finance Committee (PFC), which is responsible for the financial management of the Plans and is supported by the Pension Finance Administrator.

•	The Pension Benefits Administration Committee (PBAC), which is responsible for the administration of the benefits of the Plans.

Contributions to the SRP and RSBP are irrevocable, with assets held in separate trusts, and the PEBP assets are included in IBRD’s investment portfolio. IBRD acts as trustee for the Plans and the assets are used for the exclusive benefit of the participants and their beneficiaries. The objective of the Plans is to accumulate sufficient assets to meet future pension benefit obligations. As of June 30, 2019, IBRD and IDA’s share of the assets amounted to $23.5 billion (see Table 38). This represents the accumulated contributions paid into the plans net of benefit payments, together with the accumulated value of investment earnings, net of related expenses.

Funding and Investment Policies

The key policies underpinning the financial management of the Plans, including the determination of WBG contributions and the investment of Plan assets, are the funding and investment policies. The objective of these policies is to ensure that the Plans have sufficient assets to meet benefit payments over the long term. The funding policy, as approved by the PFC, establishes the rules that determine the WBG’s contributions. The policy seeks to fund the Plans in a consistent and timely manner, while at the same time avoiding excessive volatility in WBG contributions. The funding policy determines how much the WBG must contribute annually to sustain and ensure the accumulation of sufficient assets over time to meet the expected benefit payments. Under the Plan Document, the PFC determines the WBG contribution based on actuarial valuations. IBRD is required to make the contribution determined by the PFC. In FY19, the WBG’s rate for contributions to the Plans was 28.43% of net salaries.

The Projected Benefit Obligation (PBO) is derived from AA-rated corporate bonds, as required by U.S. GAAP. The selection of this rate as the basis for the discount rate is to establish a liability equivalent to an amount that if invested in high-quality fixed income securities would match the benefit payment stream. While this measure is based on an objective, observable market rate, it does not necessarily reflect the realized or expected returns of the Plan which depend on how the Plans are managed and invested. The PBO for funding purposes is discounted using a 3.5% real discount rate since the funding strategy for the Plans is based on a target of 3.5% real return on investments. This rate constitutes the long-term return objective for the Plan’s assets, referred to as the Long-Term Real Return Objective (LTRRO), which Management has followed since the year ended June 30, 1999 and recently reaffirmed under the strategic asset allocation review in April 2018. If the return on pension assets is 3.5% in real terms and contributions are made at the actuarially required rates (which reflect the long- term cost of the plan benefit), the Plan benefits will be funded over time.

The assets of the Plans are diversified across a variety of asset classes, with the objective of achieving returns consistent with the LTRRO over the long term without taking undue risks. The returns on investments for the Plans have met or exceeded the LTRRO on a consistent basis in the long term as well as in recent years. The PFC periodically reviews the LTRRO for realism and appropriateness. See Notes to Financial Statements, Note J: Pension and Other Post-Retirement Benefits for asset allocation, expected return on Plan assets and assumptions used to determine the PBO.

Environmental, Social and Governance (ESG) Policies

The Plan has a long-standing ESG policy that reflects the latest developments in and understanding of responsible investments and ESG integration. The ESG policy is based on a principled and pragmatic approach in accordance with and subject to the fiduciary standard applicable to the administration and investment of Plan assets. The Plan’s ESG policy states that consideration of ESG factors, including but not limited to environmental practices, worker safety and health standards, and corporate governance, can add value to the investment process and affect assessment of the risk and return characteristics of investments. In the last fiscal year, the Plans were able to further consolidate all the core elements of the ESG work program in line with best practice observed in the market and for a meaningful integration of relevant ESG issues in the Plans’ investment processes.

Projected Benefit Obligation

Given that pension plan liabilities can be defined and measured in different ways, it is possible to have different funded status measures for the same plans. The most widely used and publicly disclosed measure of pension plan liabilities is the PBO measure required under U.S. GAAP. It reflects the present value of all retirement benefits earned by participants (adjusted for assumed inflation) as of a given date, including projected salary increases to retirement. Therefore, the PBO measure is an appropriate metric for assessing the ability of the Plans to cover expected benefits as of a certain date. The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with the Plans are based on financial market interest rates, experience, and Management’s best estimate of future benefit changes, economic conditions and earnings from plan assets.

The discount rate used to convert future obligations into today’s dollars is derived from high-grade, AA-rated corporate bond yields as required by U.S. GAAP. The increase in the underfunded status of the pension plans for IBRD and IDA from $1.3 billion as of June 30, 2018 to $2.6 billion as of June 30, 2019, net of PEBP assets, primarily reflects the increase in the Plan Liabilities due to the impact of the decrease in AA interest rates used to discount the Plan liability (real discount rate). As the Plans are managed with a long-term horizon, results over shorter time periods may be impacted positively or negatively by market fluctuations.

Table 38: Funded Status of the Plans

In millions U.S. dollars

	As of June 30, 2019
	SRP	RSBP	PEBP	Total
PBO	$(20,587)	$(3,401)	$(2,102)	$(26,090)
Plan assets	$19,180	$3,104	$1,177	$23,461

Net position	$(1,407)	$(297)	$(925)	$(2,629)

IBRD’s position				$(1,187)

	As of June 30, 2018
	SRP	RSBP	PEBP	Total
PBO	$(18,429)	$(2,937)	$(1,778)	$(23,144)
Plan assets	$17,969	$2,837	$1,028	$21,834

Net position	$(460)	$(100)	$(750)	$(1,310)

IBRD’s position				$(600)

SECTION XIII: CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

IBRD’s significant accounting policies, as well as estimates made by Management, are integral to its financial reporting. While all of these policies require a certain level of judgment and estimates, significant policies require Management to make highly difficult, complex, and subjective judgments as these relate to matters inherently uncertain and susceptible to change. Note A to the financial statements contains a summary of IBRD’s significant accounting policies including a discussion of recently issued accounting pronouncements.

Provision for Losses on Loans and Other Exposures

IBRD’s accumulated provision for losses on loans and other exposures reflects probable losses inherent in its accrual and nonaccrual portfolios. Determining the appropriate level of provision for each portfolio requires several steps:

•

The loan portfolio is separated into the accrual and nonaccrual portfolios. In both portfolios, the loans and other exposures for each country are then assigned a credit-risk rating. Loans in the accrual portfolio are grouped according to the assigned risk rating, while loans in the non-accrual portfolio are generally individually assigned the highest risk rating.

•	Each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix.

•

The required provision is calculated by multiplying the outstanding exposure by the expected default frequency (the probability of default to IBRD) and by the estimated severity of the loss in the event of default. For loans carried at fair value, the credit risk assessment is a determinant of fair value.

The determination of a borrower’s risk rating is based on such variables as: political risk, external debt and liquidity, fiscal policy and the public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, and financial sector risks and corporate sector debt and other vulnerabilities.

IBRD periodically reviews such variables and reassesses the adequacy of the accumulated provision accordingly. Actual losses may differ from expected losses owing to unforeseen changes in any of the variables affecting the creditworthiness of borrowers.

The Credit Risk Committee monitors aspects of country credit risk, in particular, reviewing the provision for losses on loans and guarantees taking into account, among other factors, any changes in exposure, risk ratings of borrowing member countries, or movements between the accrual and non-accrual portfolios.

The accumulated provision for loan losses is reported separately in the balance sheet as a deduction from IBRD’s total loans outstanding. The accumulated provision for losses on other exposures is included in accounts payable and miscellaneous liabilities. Increases or decreases in the accumulated provision for losses on loans and other exposures are reported in the Statement of Income as a provision for losses on loans and other exposures (see Notes to Financial Statements: Note A: Summary of Significant Accounting and Related Policies, and Note D: Loans and Other Exposures).

Fair Value of Financial Instruments

Under new guidance published by the Financial Accounting Standards Board (FASB), effective July 1, 2018, fair value adjustments relating to changes in IBRD’s own credit are reported in OCI (see Notes to Financial Statements: Note A: Summary of Significant Accounting and Related Policies, and Note D: Loans and Other Exposures).

The fair values of financial instruments are based on a three-level hierarchy. For financial instruments classified as Level 1 or 2, less judgment is applied in arriving at fair value measures as the inputs are based on observable market data. For financial instruments classified as Level 3, unobservable inputs are used. These require Management to make important assumptions and judgments in determining fair value measures. Investments measured at net asset value per share (or its equivalent) are not classified in the fair value hierarchy.

Most of IBRD’s financial instruments which are recorded at fair value are classified as Levels 1 and 2. Table 39 presents the summary of the fair value of financial instruments recorded at fair value on a recurring basis, and the amounts measured using significant Level 3 inputs. IBRD’s level 3 instruments are mainly structured bonds and related swaps held in the borrowing portfolio; they use market observable inputs and such unobservable inputs as correlations and interest rate volatilities. There were no Level 3 instruments in IBRD’s investment or loan portfolios as of June 30, 2019. As of June 30, 2019, all IBRD’s loans were carried at amortized cost.

Table 39: Fair Value Level 3 Summary

In millions U.S. dollars

For the fiscal year ended June 30,	2019		2018
	Level 3	Total Balance	Level 3	Total Balance
Total Assets at fair value	$275	$94,826	$165	$83,987
As a percentage of total assets	0.29%		0.20%
Total Liabilities at fair value	$5,398	$243,487	$4,875	$224,883
As a percentage of total assets	2.22%		2.17%

IBRD reviews the methodology, inputs, and assumptions on a quarterly basis to assess the appropriateness of the fair value hierarchy classification of each financial instrument.

Some financial instruments are valued using pricing models. The Valuation Group, which is independent of treasury and risk management functions, reviews all financial instrument models affecting financial reporting through fair value and assesses model appropriateness and consistency. The review looks at whether the models accurately reflect the characteristics of the transaction and its risks, the suitability and convergence properties of numerical algorithms, the reliability of data sources, the consistency of the treatment with models for similar products, and sensitivity to input parameters and assumptions that cannot be priced from the market.

Reviews are conducted of new and/or changed models, as well as previously validated models, to assess whether any changes in the product or market may have affected the model’s continued validity and whether any theoretical or competitive developments may require reassessment of the model’s adequacy.

The financial models used for input to IBRD’s financial statements are subject to both internal and periodic external verification and review by qualified personnel.

In cases where Management relies on instrument valuations supplied by external pricing vendors, procedures are in place to validate the appropriateness of the models used, as well as the inputs applied in determining those values.

Pension and Other Post-Retirement Benefits

The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with IBRD pension and other post-retirement benefit plans are based on financial market interest rates, experience, and Management’s best estimate of future benefit changes and economic conditions. All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to the plans are calculated as a percentage of salary (see Notes to Financial Statements, Note J: Pension and Other Post-Retirement Benefits).

SECTION XIV: GOVERNANCE AND CONTROLS

Figure 30: Governance Structure

General Governance

IBRD’s decision-making structure consists of the Board of Governors, Executive Directors, the President, Management, and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Executive Directors to exercise any of its powers, except for certain powers enumerated in IBRD’s Articles. IBRD has its own policies and frameworks that are carried out by staff that share responsibilities over both IBRD and IDA.

Executive Directors

In accordance with IBRD’s Articles, Executive Directors are appointed or elected every two years by their member governments. The Board currently has 25 Executive Directors, who represent all 189 member countries. Executive Directors are neither officers nor staff of IBRD. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board.

The Board is required to consider proposals made by the President on IBRD loans, grants and guarantees and on other policies that affect its general operations. The Board is also responsible for presenting to the Governors, at the Annual Meetings, audited accounts, an administrative budget, and an annual report on operations and policies and other matters.

The Board and its committees are in continuous session at the main World Bank offices in Washington DC, as business requires. Each committee’s terms of reference establish its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.

The committees are made up of eight members and function under their respective stipulated terms of reference. These committees are as follows:

•	Audit Committee - assists the Board in overseeing IBRD’s finances, accounting, risk management and internal controls (see further explanation below).

•

Budget Committee - assists the Board in approving the World Bank’s budget and in overseeing the preparation and execution of IBRD’s business plans. The committee provides guidance to management on strategic directions of IBRD.

•

Committee on Development Effectiveness - supports the Board in assessing IBRD’s development effectiveness, providing guidance on strategic directions of IBRD, monitoring the quality and results of operations.

•

Committee on Governance and Executive Directors’ Administrative Matters - assists the Board on issues related to the governance of IBRD, the Board’s own effectiveness, and the administrative policy applicable to Executive Directors’ offices.

•

Human Resources Committee - strengthens the efficiency and effectiveness of the Board in discharging its oversight responsibility on the World Bank’s human resources strategy, policies and practices, and their alignment with the business needs of the organization.

Audit Committee

Membership

The Audit Committee consists of eight Executive Directors. Membership in the Committee is determined by the Board, based on nominations by the Chairman of the Board, following informal consultation with Executive Directors.

Key Responsibilities

The Audit Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing IBRD’s finances, accounting, risk management, internal controls and institutional integrity. Specific responsibilities include:

•	Oversight of the integrity of IBRD’s financial statements.

•	Appointment, qualifications, independence and performance of the External Auditor.

•	Performance of the Internal Audit Department.

•

Adequacy and effectiveness of financial and accounting policies and internal controls’ and the mechanisms to deter, prevent and penalize fraud and corruption in IBRD operations and corporate procurement.

•	Effective management of financial, fiduciary and compliance risks in IBRD.

•	Oversight of the institutional arrangements and processes for risk management across IBRD.

In carrying out its role, the Audit Committee discusses financial issues and policies that affect IBRD’s financial position and capital adequacy with Management, external auditors, and internal auditors. It recommends the annual audited financial statements for approval to the Board. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis.

Executive Sessions

Under the Audit Committee’s terms of reference, it may convene in executive session at any time, without Management’s presence. The Audit Committee meets separately in executive session with the external and internal auditors.

Access to Resources and to Management

Throughout the year, the Audit Committee receives a large volume of information to enable it to carry out its duties and meets both formally and informally throughout the year to discuss relevant matters. It has complete access to Management, and reviews and discusses with Management topics considered in its terms of reference.

The Audit Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary.

Business Conduct

The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institution. In support of this commitment, the institution has in place a Code of Conduct. The WBG has both an Ethics Help Line and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website.

IBRD has in place procedures for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control, and auditing processes.

WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation.

Auditor Independence

The appointment of the external auditor for IBRD is governed by a set of Board-approved principles. These include:

•	Limits on the external auditor’s provision of non-audit-relates services;

•	Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee; and

•	Renewal of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter.

In FY17, the Board approved amendments to the policy on the appointment of an external auditor which came into effect for the FY19 audit period. The primary amendments now permit the external auditor to provide non-prohibited non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management and in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.

Communication between the external auditor and the Audit Committee is ongoing and carried out as often as deemed necessary by either party. The Audit Committee meets periodically with the external auditor and individual committee members have independent access to the external auditor. IBRD’s external auditors also follow the communication requirements, with the Audit Committees set out under generally accepted auditing standards in the United States.

External Auditors

The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board.

Following a mandatory rebidding of the external audit contract, IBRD’s Board approved the appointment of Deloitte & Touche, LLP as IBRD’s external auditor for a five-year term commencing FY19.

Senior Management Changes

Effective February 1, 2019 Jim Yong Kim resigned as the President of the World Bank Group. David Malpass was appointed as President of the World Bank Group effective April 9, 2019.

Effective December 1, 2018 Arunma Oteh retired as Vice President and Treasurer of IBRD. Jingdong Hua was appointed as Vice President and Treasurer of IBRD, effective January 1, 2019.

Effective December 3, 2018, Joaquim Levy retired as Managing Director and WBG Chief Financial Officer (MDCFO). On July 12, 2019, Anshula Kant was appointed as the new MDCFO. Bernard Lauwers has been the acting MDCFO and will continue in that role until Ms. Kant assumes her position.

Effective February 1, 2019:

•	Bernard Lauwers accepted a special assignment with the office of the Chief Executive Officer, and Jorge Familiar was appointed as the new Vice President and World Bank Group Controller.

•	Akihiko Nishio was appointed as Vice President, Development Finance (DFI), succeeding Axel van Trotsenburg, who was appointed as the new Vice President for Latin America & Caribbean region.

Internal Control

Internal Control Over Financial Reporting

Each fiscal year, Management evaluates the internal controls over financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be reasonably likely to materially affect, IBRD’s internal control over financial reporting. The internal control framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), “Internal Control—Integrated Framework (2013)” provides guidance for designing, implementing and conducting internal control and assessing its effectiveness. IBRD uses the 2013 COSO framework to assess the effectiveness of the internal control over financial reporting. As of June 30, 2019, management maintained effective internal control over financial reporting. See “Management’s report regarding effectiveness of Internal Control over Financial Reporting” on page 86.

IBRD’s internal control over financial reporting was audited by Deloitte & Touche, LLP, and their report expresses an unqualified opinion on the effectiveness of IBRD’s internal control over financial reporting as of June 30, 2019. See Independent Auditor’s Report on page 90.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management as appropriate, to allow timely decisions regarding required disclosure by IBRD. Management conducted an evaluation of the effectiveness of such controls and procedures and the President and the MDCFO have concluded that these controls and procedures were effective as of June 30, 2019.

SECTION XV: AFFILIATED ORGANIZATIONS—IFC, IDA AND MIGA

IFC helps developing countries achieve sustainable growth by financing private sector investments, mobilizing capital in international financial markets and providing advisory services to businesses and governments. Under its Articles, IBRD is permitted to make loans to IFC (without a guarantee), subject to the limitation that IBRD may not lend IFC any amount which would increase its total outstanding debt beyond a certain threshold. IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of June 30, 2019, and June 30, 2018, there were no loans outstanding under this or any facility.

IDA’s purpose is to promote economic development in the less developed areas of the world included in IDA’s membership by providing a combination of grants and financing on concessionary and non-concessionary terms. IDA may not borrow from IBRD.

IDA has financed its operations over the years with its own equity, including periodic regular additions to equity provided by member countries as part of the replenishment process. As a result of strong support of member countries, IDA has built up a substantial equity base, amounting to $163 billion as of June 30, 2019. In order to make the most efficient use of the strong equity base that has been built up over the decades, IDA has moved to a hybrid financing model by including market debt in its business model starting from FY18. Leveraging its equity and blending market debt with additional contributions from members allows IDA to support the escalating demand for its resources and, through prudent risk management practices, ensure IDA’s long-term financial sustainability.

Under a statement of policy of IBRD’s Board of Governors, IBRD may make transfers to IDA only out of net income that (a) accrued during the fiscal year in respect of which the transfer is made and (b) is not needed for allocation to reserves or otherwise required to be retained in IBRD’s business. Transfers may also be made out of net income previously transferred to surplus, upon the approval of the Board of Governors. In FY 2019, IDA received $248 million from IBRD, resulting in cumulative transfers to IDA of $15.5 billion as of June 30, 2019. For additional information on transfers of IBRD’s net income to IDA, see Section III of the MD&A Net Income Allocation and the Notes to Financial Statements—Note G—Retained Earnings, Allocations and Transfers.

MIGA was established to encourage the flow of investments for productive purposes by providing guarantees against noncommercial risks for foreign investment in its developing member countries. IBRD may not lend to MIGA.

For details of transactions with affiliated organizations, see the Notes to the Financial Statements—Note H—Transactions with Affiliated Organizations.

SECTION XVI: ADMINISTRATION OF IBRD

IBRD’s administration is composed of the Board of Governors, the Executive Directors, the President, other officers, and staff.

All the powers of IBRD are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of IBRD, who exercise the voting power to which that member is entitled. Each member is entitled to an equal number of basic votes (representing 5.55 percent of the total voting power in aggregate) plus one vote for each share held. The Board of Governors holds regular annual meetings.

There are 25 Executive Directors. Five of these are appointed, one by each of the five members having the largest number of shares of capital stock at the time of such appointment (the United States, Japan, China, Germany, and France and the United Kingdom (tied for fifth)), and the remainder are elected by the Governors representing the other members. The Board of Governors has delegated to the Executive Directors authority to exercise all the powers of IBRD except those reserved to the Governors under the Articles. The Executive Directors function as a board, and each Executive Director is entitled to cast the number of votes of the member or members by which such person is appointed or elected.

The following is an alphabetical list of the Executive Directors of IBRD and the member countries by which they were appointed or elected:

Name	Countries
Hesham Fahad Alogeel.	Saudi Arabia

Erik Paul Bethel (Alternate)	United States

Koen Davidse	Armenia, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Georgia, Israel, former Yugoslav Republic of Macedonia, Moldova, Montenegro, Netherlands, Romania, Ukraine

Herve De Villeroche	France

Adrian Fernandez	Argentina, Plurinational State of Bolivia, Chile, Paraguay, Peru, Uruguay

Werner Gruber	Azerbaijan, Kazakhstan, Kyrgyz Republic, Poland, Serbia, Switzerland, Tajikistan, Turkmenistan, Uzbekistan

Geir Hilmar Haarde.	Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway, Sweden

Merza Hussain Hasan	Bahrain, Arab Republic of Egypt, Iraq, Jordan, Kuwait, Lebanon, Libya, Maldives, Oman, Qatar, United Arab Emirates, Republic of Yemen

Christine Hogan….	Antigua and Barbuda, The Bahamas, Barbados, Belize, Canada, Dominica, Grenada, Guyana, Ireland, Jamaica, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines

Kunil Hwang.	Australia, Cambodia, Kiribati, Republic of Korea, Marshall Islands, Federated States of Micronesia, Mongolia, Nauru, New Zealand, Palau, Papua New Guinea, Samoa, Solomon Islands, Tuvalu, Vanuatu

Anne Kabagambe	Botswana, Burundi, Eritrea, Ethiopia, The Gambia, Kenya, Lesotho, Liberia, Malawi, Mozambique, Namibia, Rwanda, Seychelles, Sierra Leone, Somalia, South Sudan, Sudan, Swaziland, Tanzania, Uganda, Zambia, Zimbabwe

Fabio Kanczuk	Brazil, Colombia, Dominican Republic, Ecuador, Haiti, Panama, Philippines, Suriname, Trinidad and Tobago

Armando Manuel (Alternate)	Angola, Nigeria, South Africa

Roman Marshavin	Russian Federation, Syrian Arab Republic

Richard Hugh Montgomery	United Kingdom

Patrizio Pagano	Albania, Greece, Italy, Malta, Portugal, San Marino, Timor-Leste

Jorge Alejandro Chavez Presa	Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Spain, Republica Bolivariana de Venezuela

Guenther Schoenleitner	Austria, Belarus, Belgium, Czech Republic, Hungary, Kosovo, Luxembourg, Slovak Republic, Slovenia, Turkey

Aparna Subramani	Bangladesh, Bhutan, India, Sri Lanka

Kulaya Tantitemit	Brunei Darussalam, Fiji, Indonesia, Lao People’s Democratic Republic, Malaysia, Myanmar, Nepal, Singapore, Thailand, Tonga, Vietnam

Shahid Ashraf Tarar.	Afghanistan, Algeria, Ghana, Islamic Republic of Iran, Morocco, Pakistan, Tunisia

Jean-Claude Tchatchouang	Benin, Burkina Faso, Cameroon, Cape Verde, Central African Republic, Chad, Comoros, Democratic Republic of Congo, Republic of Congo, Cote d’Ivoire, Djibouti, Equatorial Guinea, Gabon, Guinea, Guinea-Bissau, Madagascar, Mali, Mauritania, Mauritius, Niger, Sao Tome and Principe, Senegal, Togo

Yingming Yang	China

Masanori Yoshida	Japan

Juergen Karl Zattler	Germany

The President is selected by the Executive Directors. Subject to their direction on questions of policy, the President is responsible for the conduct of the ordinary business of IBRD and for the organization, appointment, and dismissal of its officers and staff.

The following is a list of the principal officers of the Bank:

President	David Malpass

Chief Executive Officer	Axel van Trotsenburg (Acting)

Managing Director and WBG Chief Financial Officer	Anshula Kant (effective October 7)

Managing Director and WBG Chief Administrative Officer	Shaolin Yang

Senior Vice President for the 2030 Development Agenda, United Nations Relations	Mahmoud Mohieldin

Senior Vice President, WBG General Counsel	Sandie Okoro

Vice President, Budget, Performance Review and Strategic Planning	Antonella Bassani

Vice President, Middle East and North Africa	Ferid Belhaj

Vice President and WBG Controller.	Jorge Familiar Calderon

Vice President and Auditor General	Anke D'Angelo

Vice President, WBG Human Resources	Ousmane Diagana

Vice President, Infrastructure	Makhtar Diop

Vice President, Human Development	Annette Dixon

Vice President, Institutional Integrity	Pascale Helene Dubois

Director-General, Independent Evaluation Group.	Alison Evans

Vice President, Operations Policy and Country Services	Manuela Ferro

Vice President, Africa	Hafez Ghanem

World Bank Group Chief Economist	Pinelopi Koujianou Goldberg

Vice President, WBG Chief Ethics Officer	Jorge Dajani Gonzalez

Vice President, Compliance Advisor/Ombudsman	Osvaldo Luis Gratacós

Vice President and Treasurer	Jingdong Hua

Chairperson, Inspection Panel.	Imrana Jalal

Vice President, East Asia and Pacific	Victoria Kwakwa

Vice President, Europe and Central Asia.	Cyril Muller

Vice President, Development Finance	Akihiko Nishio

Vice President, Equitable Growth, Finance, and Institutions	Ceyla Pazarbasioglu

Vice President, WBG External and Corporate Relations	Sheila Redzepi

Vice President, WBG Chief Information Officer, Information and Technology Solutions	Denis Robitaille

Vice President, South Asia	Hartwig Schafer

Vice President and WBG Chief Risk Officer	Lakshmi Shyam-Sunder

Vice President, Corporate Secretary	Yvonne Tsikata

Vice President, Sustainable Development	Laura Tuck

Vice President, Latin America and the Caribbean	Axel van Trotsenburg

SECTION XVII: THE ARTICLES OF AGREEMENT

The Articles constitute IBRD’s governing charter. They establish the status, privileges and immunities of IBRD, prescribe IBRD’s purposes, capital structure and organization, authorize the operations in which it may engage and impose limitations on the conduct of those operations. The Articles also contain, among other things, provisions with respect to the admission of additional members, the increase of the authorized capital stock of IBRD, the terms and conditions under which IBRD may make or guarantee loans, the use of currencies held by IBRD, the distribution of net income of IBRD to its members, the withdrawal and suspension of members, and the suspension of operations of IBRD.

The Articles provide that they may be amended (except for certain provisions the amendment of which requires acceptance by all members) by consent of three-fifths of the members having 85% of the total voting power. The Articles further provide that questions of interpretation of provisions of the Articles arising between any member and IBRD or between members of IBRD shall be decided by the Executive Directors. Their decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IBRD may act on the basis of the decision of the Executive Directors.

The Articles and the decisions made by the Executive Directors on questions of interpretation may be obtained from IBRD.

SECTION XVIII: LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Articles contain provisions which accord to IBRD, in the territories of each of its members, legal status and certain privileges and immunities. The following is a summary of the more important of these provisions.

IBRD has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IBRD in a court of competent jurisdiction in territories of any member in which IBRD has an office, has appointed an agent for accepting service or notice of process or has issued or guaranteed securities, but no actions against IBRD may be brought by its members or persons acting for or deriving claims from its members.

The Governors and Executive Directors, and their Alternates, and the officers and employees of IBRD are immune from legal process for acts performed by them in their official capacity, except when IBRD waives such immunity.

The archives of IBRD are inviolable. The assets of IBRD are immune from seizure, attachment or execution prior to delivery of final judgment against IBRD.

IBRD, its assets, property and income, and its operations and transactions authorized by the Articles, are immune from all taxation and from all customs duties. IBRD is also immune from liability for the collection or payment of any tax or duty.

The securities issued by IBRD and the interest thereon are not exempt from taxation generally.

Under the Articles, securities issued by IBRD and the interest thereon are not subject to any tax by a member (a) which tax discriminates against such securities solely because they are issued by IBRD, or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IBRD. Also, under the Articles, IBRD is not under any obligation to withhold or pay any tax on any interest on such securities.

SECTION XIX: FISCAL YEAR, ANNOUNCEMENTS, AND ALLOCATION OF NET INCOME

FISCAL YEAR

IBRD’s fiscal year runs from July 1 to June 30.

ANNOUNCEMENTS

Pursuant to the Articles, IBRD published an annual report containing its audited financial statements and distributed quarterly financial statements to its members.

ALLOCATION OF NET INCOME

The Board of Governors determines annually what part of IBRD’s net income, after making provisions for reserves, shall be allocated to surplus and what part, if any, shall be distributed. Since its inception, IBRD has neither declared nor paid any dividend to its member countries. However, IBRD has periodically transferred a portion of its net income to IDA or to other uses that promote the purpose of IBRD (see Section III of the MD&A-Net Income Allocation and the Notes to Financial Statements— Note G—Retained Earnings, Allocations and Transfers).

SECTION XX: FEES TO EXTERNAL AUDITORS

The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. Following a mandatory rebidding of the external audit contract, IBRD’s Board approved the appointment of Deloitte & Touche, LLP as IBRD’s external auditor for a five-year term commencing FY19.

For FY 2019 Deloitte & Touche and for FY 2018, KPMG LLP (KPMG) served as IBRD’s independent external auditors. The aggregate fees for professional services rendered for IBRD and IDA by Deloitte & Touche for FY 2019 and by KPMG for FY 2018 are as follows: $2.4 million for FY 2019 audit services ($3.0 million—FY 2018) and $0.4 million for FY 2019 audit-related services ($1.0 million—FY 2018). Audit related services include accounting consultations concerning financial accounting and reporting standards. Starting in FY 2019, the external auditors are now able to provide non-prohibited non-audit services. Fees related to non-audit services amounted to $3.3 million for FY 2019. No tax services were provided in FY 2019 and FY 2018. IBRD records its share of these fees as part of administrative expenses based on an agreed cost sharing formula. (See the Notes to the Financial Statements—Note H—Transactions with Affiliated Organizations, for a description of the allocation of administrative expenses between IBRD and IDA.)

See the Governance section of this Information Statement for additional discussion of auditor independence matters.

SECTION XXI: APPENDIX

Glossary of Terms

Articles:    IBRD’s Articles of Agreement

Below GDI Country:    Country whose Gross National Income per capita is below the Graduation Discussion Income as published in the Per Capita Income Guidelines for Operational Purposes.

Board:    The Executive Directors as established by IBRD’s Articles of Agreement.

Budget Anchor:    Measure that IBRD uses to monitor the coverage of its net administrative expenses by its loan spread revenue.

Capital Adequacy:    A measure of IBRD’s ability to withstand unexpected shocks and is based on the amount of IBRD’s usable equity expressed as a percentage of its loans and other related exposures.

Credit Default Swaps (CDS):    A derivative contract that provides protection against deteriorating credit quality and allows one party to receive payment in the event of a default or specified credit event by a third party.

Credit Valuation Adjustment (CVA):    The CVA represents the counterparty credit risk exposure and is reflected in the fair value of derivative instruments.

Debit Valuation Adjustment (DVA):    Debit Valuation Adjustment on Fair Value Option Elected Liabilities that corresponds to the change in fair value of the liability presented under the FVO that relate to the instrument specific credit risk (“own-credit risk”).

Duration:    Provides an indication of the interest rate sensitivity of a fixed income security to changes in its underlying yield.

Equity-to-Loans Ratio:    The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, using the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. For details on the ratio, see Table 28.

Equity Savings:    Interest cost saved by deploying equity instead of debt to fund loans.

Loan Interest Margin:    The spread between loan returns and associated debt cost.

IDA18:    The adequacy of IDA’s resources are periodically reviewed every three years. IDA is currently in its Eighteenth Replenishment of resources (IDA18), which is effective from July 1, 2017 until June 30, 2020.

Lower-Middle-Income Countries:    For FY19, income groups are classified according to 2017 gross national income (GNI) per capita. For lower-middle-income countries, the GNI range was $996–$3,895.

Maintenance of Value (MOV):    Under IBRD’s Articles, members are required to maintain the value of their subscriptions of national currency paid-in, which is subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR.

Net Loan Disbursements:    Loan disbursements net of repayments and prepayments.

Prudential Minimum:    The minimum amount of liquidity that IBRD is required to hold and is defined as 80% of the Target Liquidity Level.

Sustainable Annual Lending Limit (SALL):    The level of lending that can be sustained in real terms over 10 years.

Strategic Capital Adequacy Framework:    Evaluates IBRD’s capital adequacy as measured by stress tests and an appropriate minimum level for the long-term equity-to-loans ratio. The equity-to-loans ratio provides a background framework in the context of annual net income allocation decisions, as well as in the assessment of the initiatives for the use of capital. The framework has been approved by the Board.

Single Borrower Limit (SBL):    The maximum authorized exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size.

Statutory Lending Limit (SLL):    Under IBRD’s Articles, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of unimpaired subscribed capital, reserves and surplus.

Target Liquidity Level (TLL):    The twelve- month Target Liquidity Level is calculated before the end of each fiscal year based on Management’s estimates of projected net loan disbursements approved at the time of projection and twelve months of debt-service for the upcoming fiscal year. This twelve-month estimate becomes the target for the upcoming fiscal year.

U.S. GAAP:    Accounting principles generally accepted in the United States of America.

World Bank:    The World Bank consists of IBRD and IDA.

World Bank Group (WBG):    The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

Abbreviations and Acronyms

AFDB:	African Development Bank	IFFIm:	International Finance Facility for Immunization

AMC:	Advance Market Commitment for Vaccines against Pneumococcal Diseases	IFLs:	IBRD Flexible Loans

AOCI:	Accumulated Other Comprehensive Income	IPF:	Investment Project Financing

BETF:	IBRD-Executed Trust Funds	LIBID:	London Interbank Bid Rate

BOG:	Board of Governors	LIBOR:	London Interbank Offered Rate

COSO:	Committee of Sponsoring Organizations of the Treadway Commission	LLP:	Loan Loss Provision

CCSAs:	Cross-Cutting Solution Areas	LTRRO:	Long-Term Real Return Objective

CDS:	Credit Default Swaps	MDB:	Multilateral Development Bank

CVA:	Credit Value Adjustment	MDCAO:	Managing Director and World Bank Group Chief Administrative Officer

CRO:	Vice President and WBG Chief Risk Officer	MDCFO:	Managing Director and World Bank Group Chief Financial Officer

DDO:	Deferred Drawdown Option	MDCOO:	Managing Director and Chief Operating Officer

DPF:	Development Project Financing	MIGA:	Multilateral Investment Guarantee Agency

DTCs:	Developing and Transitional Countries	MOV:	Maintenance-Of-Value

DVA:	Debit Valuation Adjustment	NBC:	New Business Committee

EAL:	Equitable Access Limit	NCPIC:	National Currency Paid-in Capital

EDF:	Expected default frequency	ORC:	Operational Risk Committee

EEA:	Exposure Exchange Agreement	PAF:	Pilot Auction Facility for Methane and Climate Change Mitigation

EFOs:	Externally Financed Outputs	PEF:	Pandemic Emergency Financing Facility

EMF:	Equity Management Framework	PBAC:	Pension Benefits Administration Committee

ESG:	Environmental, Social and Governance	PBO:	Pension Benefit Obligation

FASB:	Financial Accounting Standards Board	PCRF:	Post Retirement Contribution Reserve Fund

FIFs:	Financial Intermediary Funds	PEBP:	Post-Employment Benefit Plan

FRC:	Finance and Risk Committee	PFC:	Pension Finance Committee

GAVI:	Global Alliance for Vaccines and Immunization	PforR:	Program-for-Results

GCI:	General Capital Increase	RAS:	Reimbursable Advisory Services

GDI:	Graduation Discussion Income	RAMP:	Reserves Advisory Management Program

GNI:	Gross National Income	RETF:	Recipient-Executed Trust Funds

GMFs:	Grant-Making Facilities	RSBP:	Retired Staff Benefits Plan

GPs:	Global Practices	SALL:	Sustainable Annual Lending Limit

IADB:	Inter-American Development Bank	SCI:	Selective Capital Increase

IBRD:	International Bank for Reconstruction and Development	SDPL:	Special Development Policy Loans

ICSID:	International Centre for Settlement of Investment Disputes	SBL:	Single Borrower Limit

IFC:	International Finance Corporation	SLL:	Statutory Lending Limit

IDA:	International Development Association	SRP:	Staff Retirement Plan

Eligible Borrowing Member Countries by Region

Region	Countries
Africa	Angola, Botswana, Cabo Verde, Cameroon, Republic of Congo, Equatorial Guinea, Eswatini, Gabon, Kenya, Mauritius, Namibia, Nigeria, Seychelles, South Africa, Zimbabwe

East Asia and Pacific	China, Fiji, Indonesia, Malaysia, Mongolia, Nauru, Palau, Papua New Guinea, Philippines, Thailand, Timor-Leste, Vietnam

Europe and Central Asia	Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, Croatia, Georgia, Kazakhstan, North Macedonia, Moldova, Montenegro, Poland, Romania, Russian Federation, Serbia, Turkey, Turkmenistan, Ukraine, Uzbekistan

Latin America and Caribbean	Argentina, Antigua and Barbuda, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Dominica, Dominican Republic, Ecuador, El Salvador, Grenada, Guatemala, Jamaica, Mexico, Panama, Paraguay, Peru, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines, Suriname, Trinidad and Tobago, Uruguay, Venezuela

Middle East and North Africa	Algeria, Arab Republic of Egypt, Islamic Republic of Iran, Iraq, Jordan, Lebanon, Libya, Morocco, Tunisia

South Asia	India, Pakistan, and Sri Lanka

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS JUNE 30, 2019

MANAGEMENT’S FINANCIAL REPORTING ASSURANCE

The World Bank	1818 H Street N.W.	(202) 477-1234
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT	Washington, D.C. 20433	Cable Address: INTBAFRAD
INTERNATIONAL DEVELOPMENT ASSOCIATION	U.S.A.	Cable Address: INDEVAS

Management’s Financial Reporting Assurance

August 8, 2019

Audit Committee of the Board of Executive Directors

International Bank for Reconstruction and Development

We have reviewed the financial statements for the period ending on June 30, 2019, and the accompanying management’s discussion and analysis of the International Bank for Reconstruction and Development (IBRD) (collectively, the “Reports”). Based on our knowledge, the Reports do not (1) contain any untrue statement of a material fact, or (2) omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports.

Based on our knowledge, the financial statements and other financial information included in the Reports fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows of IBRD for the periods presented in the Reports.

Management is responsible for establishing and maintaining internal controls and procedures over financial reporting for IBRD. As part of carrying out these responsibilities, Management has:

•

designed internal controls and procedures to ensure that material information required to meet the accuracy and completeness standards set forth above with regard to the Reports is recorded, processed, summarized and reported in a timely manner, as well as to ensure that such information is accumulated and communicated to Management as appropriate to allow timely decisions regarding required disclosure; and

•

designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has evaluated the effectiveness of IBRD’s internal controls and procedures as of the date of the Reports; and presented in management’s discussion and analysis its conclusions about the effectiveness of such controls and procedures, as of the end of the period covered by the Reports, based on such evaluation. Management has disclosed in the Reports any change in IBRD’s internal control over financial reporting that occurred during the period covered by the Reports that has materially affected, or is reasonably likely to materially affect, IBRD’s internal control over financial reporting.

Further, Management has disclosed, based on its most recent evaluation of internal control over financial reporting, to IBRD’s external auditors and the Audit Committee of IBRD’s Board of Executive Directors:

•

all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect IBRD’s ability to record, process, summarize, and report financial information; and

•	any fraud, whether or not material, that involves Management or other employees who have a significant role in IBRD’s internal control over financial reporting.

David Malpass

President

Bernard Lauwers

Acting Managing Director and World Bank Group Chief Financial Officer

MANAGEMENT’S REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The World Bank	1818 H Street N.W.	(202) 477-1234
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT	Washington, D.C. 20433	Cable Address: INTBAFRAD
INTERNATIONAL DEVELOPMENT ASSOCIATION	U.S.A.	Cable Address: INDEVAS

Management’s Report Regarding Effectiveness of

Internal Control over Financial Reporting

August 8, 2019

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Executive Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IBRD’s financial statements and audit of its internal control over financial reporting were valid and appropriate. The independent auditors’ reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over financial reporting for financial statement presentations in conformity with accounting principles generally accepted in the United States of America. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over financial reporting supports the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

IBRD assessed its internal control over financial reporting for financial statement presentation in conformity with accounting principles generally accepted in the United States of America as of June 30, 2019. This assessment was based on the criteria for effective internal control over financial reporting described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2019. The independent audit firm that audited the financial statements has issued an Independent Auditors’ Report which expresses an opinion on IBRD’s internal control over financial reporting.

The Executive Directors of IBRD have appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD’s management. The Audit Committee is responsible for recommending to the Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IBRD in addition to reviewing IBRD’s financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

David Malpass

President

Bernard Lauwers

Acting Managing Director and World Bank Group Chief Financial Officer

Jorge Familiar

Vice President and World Bank Group Controller

INDEPENDENT AUDITORS’ REPORT ON EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

Independent Auditors’ Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have audited the internal control over financial reporting of the International Bank for Reconstruction and Development (“IBRD”) as of June 30, 2019, based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s Responsibility for Internal Control over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over Financial Reporting.

Auditors’ Responsibility

Our responsibility is to express an opinion on IBRD’s internal control over financial reporting based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, IBRD maintained, in all material respects, effective internal control over financial reporting as of June 30, 2019, based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on Consolidated Financial Statements

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of June 30, 2019, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for the year ended June 30, 2019 of IBRD, and our report dated August 8, 2019 expressed an unmodified opinion on those financial statements.

August 8, 2019

INDEPENDENT AUDITORS’ REPORT

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

Independent Auditors’ Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have audited the accompanying financial statements of the International Bank for Reconstruction and Development (“IBRD”), which comprise the balance sheet as of June 30, 2019, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to IBRD’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBRD as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Predecessor Auditors’ Opinion on 2018 Financial Statements

The financial statements of IBRD as of and for each of the years in the two year period ended June 30, 2018, before the effects of the adjustments to retrospectively apply the change in presentation of derivative balances as discussed in Note A to the financial statements, were audited by other auditors whose report, dated August 9, 2018, expressed an unmodified opinion on those statements. We have audited the adjustments to the 2018 financial statements to retrospectively apply the change in accounting for presentation of derivative balances in 2018, as discussed in Note A to the financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2018 financial statements of IBRD other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2018 financial statements taken as a whole.

Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the 2019 financial statements as a whole. The summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2019 (“supplemental information”) listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements. This supplemental information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such 2019 information has been subjected to the auditing procedures applied in our audit of the 2019 financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the 2019 financial statements or to the 2019 financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such 2019 information is fairly stated in all material respects in relation to the 2019 financial statements as a whole. The 2018 supplemental information was subjected to auditing procedures by other auditors whose report, dated August 9, 2018, referred to above, stated that such information is fairly stated in all material respects in relation to the 2018 financial statements as a whole.

Report on Internal Control over Financial Reporting

We have also audited, in accordance with auditing standards generally accepted in the United States of America, IBRD’s internal control over financial reporting as of June 30, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 8, 2019 expressed an unmodified opinion on IBRD’s internal control over financial reporting.

August 8, 2019

BALANCE SHEET

June 30, 2019 and June 30, 2018

Expressed in millions of U.S. dollars

	2019	2018
Assets

Due from banks—Notes C and L
Unrestricted cash	$777	$542
Restricted cash	118	77

	895	619

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $10 million—June 30, 2019; $29 million—June 30, 2018)—Notes C and L	81,247	72,352

Securities purchased under resale agreements—Notes C and L	168	217

Derivative assets, net—Notes A, C and F	2,840	2,460

Other receivables
Receivable from investment securities traded—Note C	67	83
Accrued income on loans	1,823	1,539

	1,890	1,622

Loans outstanding (Summary Statement of Loans, Notes D, H and L)
Total loans	262,612	254,011
Less undisbursed balance	(67,825)	(68,422)

Loans outstanding	194,787	185,589
Less:
Accumulated provision for loan losses	(1,574)	(1,553)
Deferred loan income	(461)	(448)

Net loans outstanding	192,752	183,588

Other assets
Premises and equipment, net	1,169	1,158
Miscellaneous—Notes E, H and I	2,070	1,784

	3,239	2,942

Total assets	$283,031	$263,800

The notes to Financial Statements are an integral part of these Statements.

BALANCE SHEET

June 30, 2019 and June 30, 2018

Expressed in millions of U.S. dollars

	2019	2018
Liabilities

Borrowings—Notes E and L	$230,180	$208,009

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and L	10	30

Derivative liabilities, net—Notes A, C and F	3,053	7,932

Payable to maintain value of currency holdings on account of subscribed capital	5	6

Other liabilities
Payable for investment securities purchased—Note C	6	82
Liabilities under retirement benefits plans—Notes J and K	3,806	2,338
Accounts payable and miscellaneous liabilities—Notes D, H and I	3,856	3,559

	7,668	5,979

Total liabilities	240,916	221,956

Equity

Capital stock (Statement of Subscriptions to Capital Stock and Voting Power, Note B)
Authorized capital (2,783,873 shares—June 30, 2019, and 2,307,600 shares—June 30, 2018)
Subscribed capital (2,320,659 shares—June 30, 2019, and 2,277,364 shares—June 30, 2018)	279,953	274,730
Less uncalled portion of subscriptions	(262,892)	(258,274)

Paid-in capital	17,061	16,456

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(382)	(361)

Receivable amounts to maintain value of currency holdings—Note B	(292)	(313)

Deferred amounts to maintain value of currency holdings—Note B	24	27

Retained earnings (Statement of Changes in Retained Earnings; Note G)	28,807	28,457

Accumulated other comprehensive loss—Note K	(3,103)	(2,422)

Total equity	42,115	41,844

Total liabilities and equity	$283,031	$263,800

The notes to Financial Statements are an integral part of these Statements.

STATEMENT OF INCOME

For the fiscal years ended June 30, 2019, June 30, 2018 and June 30, 2017

Expressed in millions of U.S. dollars

	2019	2018	2017
Interest revenue
Loans, net—Note D	$5,170	$3,515	$2,579
Equity management, net	(57)	217	383
Investments—Trading, net	1,478	878	545
Other, net	(26)	25	5
Borrowings, net—Note E	(4,778)	(2,919)	(1,845)

Interest revenue, net of borrowing expenses	1,787	1,716	1,667

Provision for losses on loans and other exposures, (charge) release—Note D	(50)	31	(11)
Non interest revenue
Revenue from externally funded activities—Notes H and I	908	882	820
Commitment charges—Note D	107	87	70
Other, net—Note I	35	33	24

Total	1,050	1,002	914

Non interest expenses
Administrative—Notes H, I and J	(2,119)	(1,777)	(1,751)
Pension—Note A and J	62	(272)	(394)
Contributions to special programs	(18)	(18)	(22)
Other	(23)	(22)	(21)

Total	(2,098)	(2,089)	(2,188)

Board of Governors-approved and other transfers—Note G	(338)	(178)	(497)
Non-functional currency translation adjustment losses, net—Note A	(30)	—	—
Unrealized mark-to-market gains on Investments-Trading portfolio, net—Notes F and L	450	482	291
Unrealized mark-to-market (losses) gains on non-trading portfolios, net
Loans, net—Notes D, F and L	(1,485)	916	1,529
Equity management, net—Notes F and L	1,084	(799)	(1,701)
Borrowings, net—Notes E, F and L	120	(381)	(248)
Other, net—Note L	15	(2)	7

Total	(266)	(266)	(413)

Net income (loss)	$505	$698	$(237)

The notes to Financial Statements are an integral part of these Statements.

STATEMENT OF COMPREHENSIVE INCOME

For the fiscal years ended June 30, 2019, June 30, 2018 and June 30, 2017

Expressed in millions of U.S. dollars

	2019	2018	2017
Net income (loss)	$505	$698	$(237)

Other comprehensive income—Note K
Reclassification to net income:
Derivatives and hedging transition adjustment	2	3	2
Net actuarial (losses) gains on benefit plans	(1,255)	834	2,543
Prior service credit on benefit plans, net	24	24	24
Net Change in Debit Valuation Adjustment (DVA) on Fair Value option elected liabilities—Note E	550	—	—
Currency translation adjustment—Note A	(157)	93	181

Total other comprehensive (loss) income	(836)	954	2,750

Comprehensive (loss) income	$(331)	$1,652	$2,513

STATEMENT OF CHANGES IN RETAINED EARNINGS

For the fiscal years ended June 30, 2019, June 30, 2018 and June 30, 2017

Expressed in millions of U.S. dollars

	2019	2018	2017
Retained earnings at beginning of the fiscal year	$28,457	$27,759	$27,996
Cumulative effect of change in accounting principle—Notes A, G and J	(155)	—	—
Net income (loss) for the fiscal year	505	698	(237)

Retained earnings at end of the fiscal year	$28,807	$28,457	$27,759

The notes to Financial Statements are an integral part of these Statements.

STATEMENT OF CASH FLOWS

For the fiscal years ended June 30, 2019, June 30, 2018 and June 30, 2017

Expressed in millions of U.S. dollars

	2019	2018	2017
Cash flows from investing activities
Loans
Disbursements	$(20,143)	$(17,353)	$(17,819)
Principal repayments	9,688	10,411	9,130
Principal prepayments	403	1,340	—
Loan origination fees received	16	13	11
Net derivatives-loans	53	41	35
Other investing activities, net	(146)	(181)	(146)

Net cash used in investing activities	(10,129)	(5,729)	(8,789)

Cash flows from financing activities
Medium and long-term borrowings
New issues	53,987	36,378	55,145
Retirements	(36,110)	(29,587)	(34,605)
Short-term borrowings (original maturities greater than 90 days)
New issues	16,293	10,287	6,002
Retirements	(11,609)	(10,104)	(4,252)
Net short-term borrowings (original maturities less than 90 days)	(5,077)	(595)	5,150
Net derivatives-borrowings	(2,071)	(1,158)	66
Capital subscriptions	605	347	304
Other capital transactions, net	(1)	(7)	5

Net cash provided by financing activities	16,017	5,561	27,815

Cash flows from operating activities
Net income (loss)	505	698	(237)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Unrealized mark-to-market losses on non-trading portfolios, net	266	266	413
Non-functional currency translation adjustment losses, net	30	—	—
Depreciation and amortization	897	803	660
Provision for losses on loans and other exposures, charge (release)	50	(31)	11
Changes in:
Investments-Trading, net	(8,885)	579	(21,453)
Net investment securities purchased/traded	(49)	(186)	(393)
Net derivatives-investments	1,199	(1,990)	883
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	267	(253)	153
Accrued income on loans	(296)	(305)	(105)
Miscellaneous assets	25	(11)	80
Accrued interest on borrowings	(133)	226	(166)
Accounts payable and miscellaneous liabilities	518	301	515

Net cash (used in) provided by operating activities	(5,606)	97	(19,639)

Effect of exchange rate changes on unrestricted and restricted cash	(6)	—	4

Net increase (decrease) in unrestricted and restricted cash—Note A	276	(71)	(609)
Unrestricted and restricted cash at beginning of the fiscal year	619	613	1,222

Unrestricted and restricted cash at end of the fiscal year	$895	$542	$613

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(893)	$495	$1,070
Investment portfolio	(18)	(34)	(126)
Borrowing portfolio	(632)	497	525
Capitalized loan origination fees included in total loans	39	36	42
Interest paid on borrowings portfolio	4,281	2,492	1,865

The notes to Financial Statements are an integral part of these Statements.

SUMMARY STATEMENT OF LOANS

June 30, 2019

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans[c,d]	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans Outstanding	Percentage of total loans outstanding[e]
Albania[d]	$1,033	$20	$326	$687	0.35%
Angola[c]	1,257	25	679	553	0.28
Antigua and Barbuda	4	2	—	2	*
Argentina	10,089	441	2,687	6,961	3.57
Armenia[d]	963	15	211	737	0.38
Azerbaijan	2,225	—	174	2,051	1.05
Barbados	27	—	—	27	0.01
Belarus	1,436	205	306	925	0.48
Belize	42	—	23	19	0.01
Bolivia, Plurinational State ofc	818	—	676	142	0.07
Bosnia and Herzegovina[d]	777	31	163	583	0.30
Botswana[c]	417	—	243	174	0.09
Brazil[d]	18,672	827	1,648	16,197	8.32
Bulgaria	803	—	20	783	0.40
Cabo Verde, Republic of	46	5	—	41	0.02
Cameroon	724	—	469	255	0.13
Chile[c]	182	—	40	142	0.07
China[d]	22,324	1,136	6,493	14,695	7.54
Colombia[c]	11,759	930	750	10,079	5.18
Congo, Republic of	171	—	138	33	0.02
Costa Rica[c]	1,107	—	200	907	0.47
Cote d’Ivoire	186	—	163	23	0.01
Croatia	1,391	—	137	1,254	0.64
Dominican Republic[c]	1,387	180	289	918	0.47
Ecuador[c]	2,238	350	749	1,139	0.58
Egypt, Arab Republic ofd	13,335	200	2,528	10,607	5.45
El Salvador	1,051	200	—	851	0.44
Eswatini	79	41	1	37	0.02
Fiji	121	—	47	74	0.04
Gabon[c]	837	—	266	571	0.29
Georgia[d]	1,359	173	282	904	0.46
Grenada	17	—	8	9	*
Guatemala	1,981	300	—	1,681	0.86
India[d]	26,971	2,581	9,805	14,585	7.49
Indonesia[d]	21,828	750	2,796	18,282	9.39
Iran, Islamic Republic of	192	—	—	192	0.10
Iraq[d]	4,825	200	1,419	3,206	1.65
Jamaica	969	—	89	880	0.45
Jordan[d]	3,875	141	862	2,872	1.47
Kazakhstan	4,954	—	1,079	3,875	1.99

SUMMARY STATEMENT OF LOANS (Continued)

June 30, 2019

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans[c,d]	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans Outstanding	Percentage of total loans outstanding[e]
Kenya	$249	$249	$—	$—	—%
Kosovo	161	—	—	161	0.08
Latvia	68	—	—	68	0.04
Lebanon	1843	688	662	493	0.25
Mauritius	216	—	—	216	0.11
Mexico	16,027	900	631	14,496	7.44
Moldova	125	—	31	94	0.05
Montenegro[d]	309	—	99	210	0.11
Morocco	7,698	608	842	6,248	3.21
Nigeria[c]	500	—	126	374	0.19
North Macedonia[d]	570	30	168	372	0.19
Pakistan[d]	3,389	652	1,317	1,420	0.73
Panama[c]	1,479	—	255	1,224	0.63
Papua New Guinea	25	—	—	25	0.01
Paraguay	849	115	112	622	0.32
Peru	4,326	85	3,004	1,237	0.64
Philippines	7,491	300	1,070	6,121	3.14
Poland	8,009	—	453	7,556	3.88
Romania[d]	5,722	102	1,034	4,586	2.36
Russian Federation	429	—	60	369	0.19
Serbia[d]	3,099	91	421	2,587	1.33
Seychelles	57	—	11	46	0.02
South Africa[c]	3,030	—	753	2,277	1.17
Sri Lanka	888	310	340	238	0.12
St. Kitts and Nevis	*	—	—	*	*
St. Lucia	4	—	—	4	*
St. Vincent and the Grenadines	1	—	—	1	*
Suriname	35	35	—	—	—
Thailand	972	—	—	972	0.50
Timor-Leste	15	—	5	10	0.01
Tunisia	4,562	329	726	3,507	1.80
Turkey[d]	14,160	874	1,667	11,619	5.97
Ukraine[d]	6,932	200	1,434	5,298	2.72
Uruguay	1,202	—	118	1,084	0.56
Uzbekistan	1,948	800	425	723	0.37
Vietnam	3,316	—	1,174	2,142	1.10
Zimbabwe	434	—	—	434	0.22

Total—June 30, 2019	$262,612	$15,121	$52,704	$194,787	100%

Total—June 30, 2018	$254,011	$15,239	$53,183	$185,589

*	Indicates amount less than $0.5 million or 0.005 percent

SUMMARY STATEMENT OF LOANS (Continued)

June 30, 2019

Expressed in millions of U.S. dollars

Notes

a.

Loans totaling $13,302 million ($11,188 million—June 30, 2018) have been approved, but the related agreements have not been signed. Loan agreements totaling $1,819 million ($4,051 million—June 30, 2018) have been signed, but the loans are not effective and disbursements do not start until the borrowers and/or guarantors take certain actions and furnish documents.

b.	Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $34 million ($60 million—June 30, 2018).
c.

Indicates a country for which a guarantee is provided under an Exposure Exchange Agreement (EEA) with a multilateral development organization (see Note D—Loans and Other Exposures). The effect of the guarantee is not included in the figures of the Statement above.

d.

Indicates a country for which a guarantee has been received, under an EEA with a multilateral development organization or from another guarantee provider (see Note D—Loans and Other Exposures). The amount of the guarantee is not included in the figures of the table above.

e.	May differ from the calculated figures or sum of individual figures shown due to rounding.

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER

June 30, 2019

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts[b]	Amounts paid ina,b	Amounts subject to calla,[b]	Number of votes	Percentage of total[b]
Afghanistan	506	0.02%	$61.0	$5.1	$55.9	1,228	0.05%
Albania	1,187	0.05	143.2	5.4	137.8	1,909	0.08
Algeria	11,724	0.51	1,414.3	85.0	1,329.3	12,446	0.51
Angola	3,708	0.16	447.3	23.1	424.2	4,430	0.18
Antigua and Barbuda	659	0.03	79.5	2.3	77.2	1,381	0.06
Argentina	26,387	1.14	3,183.2	191.6	2,991.5	27,109	1.10
Armenia	1,646	0.07	198.6	8.4	190.1	2,368	0.10
Australia[c]	31,592	1.36	3,811.1	233.4	3,577.7	32,314	1.32
Austria[c]	14,611	0.63	1,762.6	106.4	1,656.2	15,333	0.62
Azerbaijan	2,371	0.10	286.0	13.3	272.7	3,093	0.13
Bahamas, The	1,357	0.06	163.7	7.5	156.2	2,079	0.08
Bahrain	1,398	0.06	168.6	7.8	160.9	2,120	0.09
Bangladesh	6,468	0.28	780.3	43.8	736.5	7,190	0.29
Barbados	948	0.04	114.4	4.5	109.9	1,670	0.07
Belarus	4,211	0.18	508.0	28.8	479.2	4,933	0.20
Belgium[c]	37,413	1.61	4,513.3	276.8	4,236.5	38,135	1.55
Belize	586	0.03	70.7	1.8	68.9	1,308	0.05
Benin	1,260	0.05	152.0	5.8	146.2	1,982	0.08
Bhutan	680	0.03	82.0	2.0	80.0	1,402	0.06
Bolivia, Plurinational State of	2,565	0.11	309.4	14.7	294.7	3,287	0.13
Bosnia and Herzegovina	827	0.04	99.8	7.8	91.9	1,549	0.06
Botswana	916	0.04	110.5	5.4	105.1	1,638	0.07
Brazil	53,509	2.31	6,455.1	386.8	6,068.3	54,231	2.21
Brunei Darussalam	2,373	0.10	286.3	15.2	271.1	3,095	0.13
Bulgaria	6,608	0.28	797.2	46.6	750.5	7,330	0.30
Burkina Faso	1,260	0.05	152.0	5.8	146.2	1,982	0.08
Burundi	1,043	0.04	125.8	4.6	121.3	1,765	0.07
Cabo Verde, Republic of	729	0.03	87.9	2.3	85.7	1,451	0.06
Cambodia	493	0.02	59.5	4.6	54.9	1,215	0.05
Cameroon	2,202	0.09	265.6	12.4	253.3	2,924	0.12
Canada[c]	70,455	3.04	8,499.3	619.5	7,879.8	71,177	2.90
Central African Republic	975	0.04	117.6	3.9	113.8	1,697	0.07
Chad	975	0.04	117.6	3.9	113.8	1,697	0.07
Chile	10,013	0.43	1,207.9	71.9	1,136.0	10,735	0.44
China	106,594	4.59	12,859.0	774.8	12,084.1	107,316	4.37
Colombia	9,730	0.42	1,173.8	69.7	1,104.1	10,452	0.43
Comoros	369	0.02	44.5	1.0	43.5	1091	0.04
Congo, Democratic Republic of	3,416	0.15	412.1	31.0	381.1	4,138	0.17
Congo, Republic of	1,051	0.05	126.8	4.3	122.4	1,773	0.07
Costa Rica	1,123	0.05	135.5	8.4	127.1	1,845	0.08

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (Continued)

June 30, 2019

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts[b]	Amounts paid ina,b	Amounts subject to calla,[b]	Number of votes	Percentage of total[b]
Cote d’Ivoire	3,505	0.15%	$422.8	$21.8	$401.1	4,227	0.17%
Croatia	2,906	0.13	350.6	21.7	328.8	3,628	0.15
Cyprus	1,851	0.08	223.3	11.2	212.1	2,573	0.10
Czech Republic[c]	7,993	0.34	964.2	58.1	906.1	8,715	0.35
Denmark[c]	17,796	0.77	2,146.8	129.2	2,017.6	18,518	0.75
Djibouti	801	0.03	96.6	2.8	93.8	1,523	0.06
Dominica	644	0.03	77.7	2.2	75.4	1,366	0.06
Dominican Republic	2,651	0.11	319.8	17.2	302.6	3,373	0.14
Ecuador	3,828	0.16	461.8	24.1	437.7	4,550	0.19
Egypt, Arab Republic of	10,682	0.46	1,288.6	76.8	1,211.8	11,404	0.46
El Salvador	330	0.01	39.8	3.1	36.7	1052	0.04
Equatorial Guinea	715	0.03	86.3	2.7	83.5	1,437	0.06
Eritrea	593	0.03	71.5	1.8	69.7	1,315	0.05
Estonia	1,170	0.05	141.1	6.1	135.1	1,892	0.08
Eswatini	499	0.02	60.2	2.0	58.2	1,221	0.05
Ethiopia	1,470	0.06	177.3	8.3	169.1	2,192	0.09
Fiji	1,251	0.05	150.9	6.7	144.2	1,973	0.08
Finland[c]	11,439	0.49	1,379.9	82.7	1,297.2	12,161	0.49
France[c]	90,404	3.90	10,905.9	672.4	10,233.5	91,126	3.71
Gabon	987	0.04	119.1	5.1	113.9	1,709	0.07
Gambia, The	777	0.03	93.7	2.7	91.0	1,499	0.06
Georgia	2,275	0.10	274.4	12.7	261.7	2,997	0.12
Germany[c]	96,574	4.16	11,650.2	717.9	10,932.3	97,296	3.96
Ghana	2,202	0.09	265.6	16.1	249.5	2,924	0.12
Greece[c]	3,405	0.15	410.8	26.5	384.2	4,127	0.17
Grenada	673	0.03	81.2	2.4	78.8	1,395	0.06
Guatemala	2,001	0.09	241.4	12.4	229.0	2,723	0.11
Guinea	1,864	0.08	224.9	9.9	214.9	2,586	0.11
Guinea-Bissau	613	0.03	73.9	1.4	72.5	1,335	0.05
Guyana	1,526	0.07	184.1	7.7	176.4	2,248	0.09
Haiti	1,550	0.07	187.0	7.8	179.2	2,272	0.09
Honduras	641	0.03	77.3	2.3	75.0	1,363	0.06
Hungary[c]	10,793	0.47	1,302.0	77.9	1,224.1	11,515	0.47
Iceland[c]	1,742	0.08	210.1	10.3	199.8	2,464	0.10
India	72,972	3.14	8,803.0	554.1	8,248.9	73,694	3.00
Indonesia	23,031	0.99	2,778.3	167.2	2,611.1	23,753	0.97
Iran, Islamic Republic of	34,963	1.51	4,217.8	254.3	3,963.4	35,685	1.45
Iraq	3,875	0.17	467.5	33.0	434.5	4,597	0.19
Ireland[c]	7,787	0.34	939.4	55.3	884.1	8,509	0.35
Israel	6,019	0.26	726.1	42.4	683.7	6,741	0.27

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (Continued)

June 30, 2019

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts[b]	Amounts paid ina,b	Amounts subject to calla,[b]	Number of votes	Percentage of total[b]
Italy[c]	63,372	2.73%	$7,644.9	$469.3	$7,175.6	64,094	2.61%
Jamaica	3,267	0.14	394.1	21.8	372.3	3,989	0.16
Japan[c]	192,977	8.32	23,279.8	1,585.3	21,694.5	193,699	7.88
Jordan	2,009	0.09	242.4	10.9	231.5	2,731	0.11
Kazakhstan	4,573	0.20	551.7	31.3	520.4	5,295	0.22
Kenya	3,435	0.15	414.4	21.1	393.2	4,157	0.17
Kiribati	680	0.03	82.0	1.9	80.1	1,402	0.06
Korea, Republic ofc	37,524	1.62	4,526.7	270.2	4,256.6	38,246	1.56
Kosovo, Republic of	1,262	0.05	152.2	7.3	144.9	1,984	0.08
Kuwait	19,432	0.84	2,344.2	141.0	2,203.2	20,154	0.82
Kyrgyz Republic	1,107	0.05	133.5	5.7	127.9	1,829	0.07
Lao People’s Democratic Republic	272	0.01	32.8	2.2	30.6	994	0.04
Latvia	1,754	0.08	211.6	10.4	201.2	2,476	0.10
Lebanon	1,062	0.05	128.1	6.3	121.8	1,784	0.07
Lesotho	945	0.04	114.0	3.8	110.2	1,667	0.07
Liberia	606	0.03	73.1	3.6	69.5	1,328	0.05
Libya	9,935	0.43	1,198.5	72.1	1,126.4	10,657	0.43
Lithuania	1,910	0.08	230.4	11.6	218.8	2,632	0.11
Luxembourg[c]	2,289	0.10	276.1	14.4	261.7	3,011	0.12
Madagascar	2,057	0.09	248.1	11.2	236.9	2,779	0.11
Malawi	1,574	0.07	189.9	8.0	181.9	2,296	0.09
Malaysia	10,447	0.45	1,260.3	75.4	1,184.8	11,169	0.45
Maldives	469	0.02	56.6	0.9	55.7	1,191	0.05
Mali	1,670	0.07	201.5	8.7	192.8	2,392	0.10
Malta	1,361	0.06	164.2	7.5	156.7	2,083	0.08
Marshall Islands	469	0.02	56.6	0.9	55.7	1,191	0.05
Mauritania	1,308	0.06	157.8	6.1	151.7	2,030	0.08
Mauritius	1,574	0.07	189.9	9.1	180.8	2,296	0.09
Mexico	40,119	1.73	4,839.8	291.1	4,548.6	40,841	1.66
Micronesia,, Federated States of	479	0.02	57.8	1.0	56.8	1,201	0.05
Moldova	1,984	0.09	239.3	10.7	228.7	2,706	0.11
Mongolia	680	0.03	82.0	3.3	78.7	1,402	0.06
Montenegro	872	0.04	105.2	4.5	100.7	1,594	0.06
Morocco	7,024	0.30	847.3	51.0	796.3	7,746	0.32
Mozambique	1,332	0.06	160.7	6.8	153.9	2,054	0.08
Myanmar	3,465	0.15	418.0	21.4	396.6	4,187	0.17
Namibia	1,930	0.08	232.8	11.7	221.1	2,652	0.11
Nauru	586	0.03	70.7	2.4	68.3	1,308	0.05
Nepal	1,405	0.06	169.5	6.8	162.7	2,127	0.09
Netherlands[c]	45,829	1.97	5,528.6	339.5	5,189.0	46,551	1.89

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (Continued)

June 30, 2019

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts[b]	Amounts paid ina,b	Amounts subject to calla,[b]	Number of votes	Percentage of total[b]
New Zealand[c]	9,761	0.42%	$1,177.5	$70.2	$1,107.3	10,483	0.43%
Nicaragua	873	0.04	105.3	3.4	101.9	1,595	0.06
Niger	1,233	0.05	148.7	5.6	143.1	1,955	0.08
Nigeria	16187	0.70	1,952.7	117.4	1,835.3	16,909	0.69
North Macedonia	541	0.02	65.3	4.0	61.2	1,263	0.05
Norway[c]	13,418	0.58	1,618.7	97.4	1,521.2	14,140	0.58
Oman	1,978	0.09	238.6	12.1	226.5	2,700	0.11
Pakistan	11,834	0.51	1,427.6	85.8	1,341.8	12,556	0.51
Palau	16	*	1.9	0.2	1.8	738	0.03
Panama	891	0.04	107.5	6.9	100.6	1,613	0.07
Papua New Guinea	1,864	0.08	224.9	9.9	214.9	2,586	0.11
Paraguay	1,766	0.08	213.0	9.3	203.7	2,488	0.10
Peru	7,691	0.33	927.8	54.6	873.2	8,413	0.34
Philippines	9,903	0.43	1,194.6	71.0	1,123.6	10,625	0.43
Poland[c]	17,129	0.74	2,066.4	124.1	1,942.2	17,851	0.73
Portugal[c]	7,511	0.32	906.1	53.3	852.7	8,233	0.34
Qatar	1,389	0.06	167.6	11.1	156.5	2,111	0.09
Romania	6,866	0.30	828.3	51.2	777.1	7,588	0.31
Russian Federation	66,505	2.87	8,022.8	483.5	7,539.3	67,227	2.74
Rwanda	1,502	0.06	181.2	7.5	173.7	2,224	0.09
St. Kitts and Nevis	275	0.01	33.2	0.3	32.9	997	0.04
St. Lucia	699	0.03	84.3	2.6	81.7	1,421	0.06
St. Vincent and the Grenadines	352	0.02	42.5	0.8	41.6	1074	0.04
Samoa	777	0.03	93.7	2.5	91.2	1,499	0.06
San Marino	595	0.03	71.8	2.5	69.3	1,317	0.05
Sao Tome and Principe	705	0.03	85.0	2.2	82.9	1,427	0.06
Saudi Arabia	66,505	2.87	8,022.8	484.6	7,538.2	67,227	2.74
Senegal	2,942	0.13	354.9	17.5	337.4	3,664	0.15
Serbia	3,606	0.16	435.0	27.0	408.1	4,328	0.18
Seychelles	263	0.01	31.7	0.2	31.6	985	0.04
Sierra Leone	1,043	0.04	125.8	4.6	121.2	1,765	0.07
Singapore	5,569	0.24	671.8	41.9	630.0	6,291	0.26
Slovak Republic[c]	4,075	0.18	491.6	29.2	462.4	4,797	0.20
Slovenia[c]	1,774	0.08	214.0	13.8	200.2	2,496	0.10
Solomon Islands	729	0.03	87.9	2.3	85.6	1,451	0.06
Somalia	632	0.03	76.2	3.3	72.9	1,354	0.06
South Africa	17,831	0.77	2,151.0	129.4	2,021.6	18,553	0.76
South Sudan	1,437	0.06	173.4	8.6	164.8	2,159	0.09
Spain[c]	44,159	1.90	5,327.1	323.8	5,003.3	44,881	1.83
Sri Lanka	5,154	0.22	621.8	34.0	587.8	5,876	0.24

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (Continued)

June 30, 2019

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts[b]	Amounts paid ina,b	Amounts subject to calla,[b]	Number of votes	Percentage of total[b]
Sudan	1,989	0.09%	$239.9	$15.5	$224.5	2,711	0.11%
Suriname	412	0.02	49.7	2.0	47.7	1,134	0.05
Sweden[c]	19,833	0.85	2,392.6	145.4	2,247.2	20,555	0.84
Switzerland[c]	34,660	1.49	4,181.2	255.5	3,925.7	35,382	1.44
Syrian Arab Republic	2,452	0.11	295.8	14.0	281.8	3,174	0.13
Tajikistan	1,204	0.05	145.2	5.3	139.9	1,926	0.08
Tanzania	1,295	0.06	156.2	10.0	146.2	2,017	0.08
Thailand	11,108	0.48	1,340.0	79.6	1,260.4	11,830	0.48
Timor-Leste	753	0.03	90.8	3.1	87.8	1,475	0.06
Togo	1,598	0.07	192.8	8.1	184.7	2,320	0.09
Tonga	705	0.03	85.0	2.2	82.9	1,427	0.06
Trinidad and Tobago	3,376	0.15	407.3	22.8	384.5	4,098	0.17
Tunisia	1,693	0.07	204.2	12.7	191.5	2,415	0.10
Turkey	25,643	1.10	3,093.4	185.1	2,908.3	26,365	1.07
Turkmenistan	627	0.03	75.6	3.6	72.0	1,349	0.05
Tuvalu	461	0.02	55.6	1.5	54.1	1,183	0.05
Uganda	928	0.04	111.9	6.6	105.3	1,650	0.07
Ukraine	13,910	0.60	1,678.0	100.5	1,577.5	14,632	0.60
United Arab Emirates	5,342	0.23	644.4	44.0	600.4	6,064	0.25
United Kingdom[c]	90,404	3.90	10,905.9	691.6	10,214.3	91,126	3.71
United States[c]	384,502	16.57	46,384.4	2,863.6	43,520.8	385,224	15.68
Uruguay	3,563	0.15	429.8	24.0	405.8	4,285	0.17
Uzbekistan	3,476	0.15	419.3	21.4	397.9	4,198	0.17
Vanuatu	765	0.03	92.3	3.1	89.2	1,487	0.06
Venezuela, Republica Bolivariana de	20,361	0.88	2,456.2	150.8	2,305.5	21,083	0.86
Vietnam	4,173	0.18	503.4	31.3	472.1	4,895	0.20
Yemen, Republic of	2,212	0.10	266.8	14.0	252.8	2,934	0.12
Zambia	3,878	0.17	467.8	25.9	441.9	4,600	0.19
Zimbabwe	3,575	0.15	431.3	22.4	408.9	4,297	0.17

Total—June 30, 2019	2,320,659	100%	$279,953	$17,061	$262,892	2,457,117	100%

Total—June 30, 2018	2,277,364	100%	$274,730	$16,456	$258,274	2,411,176

*	Indicates amounts less than 0.005 percent.

NOTES

a.	See Notes to Financial Statements, Note B—Capital Stock, Maintenance of Value, and Membership.
b.	May differ from the calculated figures or sum of individual figures shown due to rounding.
c.	A member of the Development Assistance Committee of the Organization for Economic Cooperation and Development (OECD).

NOTES TO FINANCIAL STATEMENTS

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliated organizations are disclosed in the notes that follow. IDA’s main goal is to reduce poverty through promoting sustainable economic development in the less developed countries who are members of IDA, by extending grants, loans, guarantees and related technical assistance. IFC’s purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member’s guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

IBRD is immune from taxation pursuant to Article VII, Section 9, Immunities from Taxation, of IBRD’s Articles of Agreement.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The preparation of financial statements in conformity with U.S. GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Due to the inherent uncertainty involved in making these estimates, actual results could differ from these estimates. Significant judgment has been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (irrevocable commitments, exposures to member countries’ derivatives, guarantees and deferred drawdown options-DDOs that are effective), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of projected benefit obligations.

On August 8, 2019, the Executive Directors approved these financial statements for issue.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Effective June 30, 2019, the presentation of derivative instruments on IBRD’s Balance Sheet was aligned with the preferable accounting treatment and the prevailing market practice of netting derivative asset and liability positions and the related cash collateral received by counterparty, when a legally enforceable master netting agreement exists, and the other conditions set out in ASC Topic 210-20, Balance Sheet—Offsetting, are met.

This is a change from the historical presentation, where interest rate swaps were presented on the Balance Sheet on a net basis by instrument, and currency swaps were presented on a gross basis, which reflected the way in which swaps are routinely settled in on-going business.

The change to a net presentation has been made in the current period and the presentation of the prior period has been aligned for comparability. See table below for details of the adjustments made to the June 30, 2018 Balance Sheet. There was no impact to total equity, operating activities in the Statement of Cash Flows or any line item within the Statement of Income, Statement of Comprehensive Income or Statement of Changes in Retained Earnings. See Note F—Derivative Instruments, for additional details on the accounting for derivative instruments.

In millions U.S. dollars
	June 30, 2018 As reported	Adjustments	June 30, 2018 Adjusted
Derivative assets
Investments	$38,015	$(38,015)	$—
Loans	4,999	(4,999)	—
Client operations	17,042	(17,042)	—
Borrowings	80,518	(80,518)	—
Others	1,142	(1,142)	—
Net derivative assets at counterparty level after cash collateral received	—	2,460	2,460

	141,716	(139,256)	2,460

Total assets	$403,056	$(139,256)	$263,800

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	$122	$(92)	$30

Derivative liabilities
Investments	37,298	(37,298)	—
Loans	5,007	(5,007)	—
Client operations	17,069	(17,069)	—
Borrowings	86,161	(86,161)	—
Others	1,561	(1,561)	—
Net derivative liabilities at counterparty level after cash collateral received	—	7,932	7,932

	147,096	(139,164)	7,932

Total liabilities	$361,212	$(139,256)	$221,956

Total equity	$41,844	$—	$41,844

Total liabilities and equity	$403,056	$(139,256)	$263,800

Translation of Currencies:    IBRD’s financial statements are expressed in terms of U.S. dollars for the purpose of summarizing IBRD’s financial position and the results of its operations.

Until March 31, 2019, IBRD considered each of its members’ currencies to be a functional currency. Under this policy, assets and liabilities were translated at market exchange rates in effect at the end of the accounting period. Revenue and expenses were translated at either the market exchange rates in effect on the dates on which they were recognized or at an average of the market exchange rates in effect during each month. Translation adjustments were reflected in Accumulated Other Comprehensive Income.

During the fiscal year ended June 30, 2019, IBRD’s Board of Governors approved General Capital Increase and Selective Capital Increase resolutions (2018 GCI/SCI). As a condition of subscription, under these resolutions, IBRD’s members will be required to pay their capital subscriptions in U.S. dollars or freely convertible currencies and will no longer be able to pay in their national currencies if these currencies are not freely convertible. In addition, there has been a gradual change in IBRD’s business operations, including a shift in borrower preferences over the years. As of June 30, 2019, based on borrower demand, over 97% of IBRD’s loans were denominated in U.S dollars or Euro. In line with IBRD’s exchange rate management policies, IBRD’s borrowing portfolio and equity also had a similar currency composition. As a result of these changes in IBRD’s business operations, effective from the fourth quarter of the fiscal year ended June 30, 2019, IBRD changed its functional currencies to U.S. dollars and Euro.

IBRD recorded translation adjustments relating to non-functional currencies in the Statement of Income from the last quarter of the fiscal year ended June 30, 2019. Translation adjustments of assets and liabilities denominated in Euro will continue to be reflected in Accumulated Other Comprehensive Income. As a result of this change in functional currency, IBRD recorded a $30 million currency translation adjustment loss in net income during the fourth quarter of the fiscal year ended June 30, 2019, relating to the non-functional currencies. This change does not affect IBRD’s policies for translating its assets, liabilities, revenues, and expenses. This change does not impact previously issued financial statements.

Valuation of Capital Stock:    In the Articles of Agreement, the capital stock of IBRD is expressed in terms of “U.S. dollars of the weight and fineness in effect on July 1, 1944” (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency was eliminated. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words “U.S. dollars of the weight and fineness in effect on July 1, 1944” in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (1974 SDR).

Maintenance of Value:    Article II, Section 9 of the Articles of Agreement provides for maintenance of value (MOV), at the time of subscription, of national currencies paid-in, which are subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR. MOV receivable relates to amounts due from members on account of movements in exchange rates from the date of initial subscription, resulting in the reduction in the value of their paid-in capital denominated in national currencies. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. These amounts may be settled either in cash or a non-negotiable, non-interest bearing note, which is due on demand. Certain notes are due on demand only after IBRD’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose national currencies appreciate significantly in terms of the standard of value.

MOV is deferred when the restriction of national currencies paid-in is lifted and these currencies are being used in IBRD’s operations and/or are being invested, swapped, or loaned to members by IBRD or through IFC. Once these restricted currencies are no longer being used in operations, the related MOV is no longer deferred, but rather, becomes due on the same terms as other MOV obligations.

All MOV receivable balances are shown as components of Equity, under Receivable amounts to maintain value of currency holdings. All MOV payable balances are included in Liabilities, under Payable to maintain value of currency holdings on account of subscribed capital. The net receivable or payable MOV amounts relating to national currencies used in IBRD’s lending and investing operations are also included as a component of Equity under Deferred amounts to maintain value of currency holdings.

Withdrawal of Membership:    Under IBRD’s Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD’s Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member are outstanding.

Transfers Approved by the Board of Governors:    In accordance with IBRD’s Articles of Agreement, as interpreted by the Executive Directors, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. These transfers, which are included in Board of Governors-approved and other transfers on the Statement of Income, are reported as expenses when incurred, upon approval. The transfers are funded either from the immediately preceding fiscal year’s Net Income, Surplus, or Restricted Retained Earnings.

Retained Earnings:    Retained Earnings consist of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus, Cumulative Fair Value Adjustments, Restricted Retained Earnings) and Unallocated Net Income (Loss).

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments-Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD’s operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan and Trust (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This reserve is reduced when pension accounting expenses exceed the actual funding of these plans. In addition, the Pension Reserve also includes investment revenue earned on the Post-Employment Benefits Plan (PEBP) portfolio as well as Post Retirement Contribution Reserve Fund (PCRF), which is used to stabilize IBRD’s contributions to the pension plan.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

Cumulative Fair Value Adjustments consist of the effects associated with the application of Financial Accounting Standards Board’s (FASB’s) fair value guidance relating to prior fiscal years. This amount includes the cumulative effect of the adoption of this guidance, the reclassification and amortization of the transition adjustments, and the unrealized gains or losses on non-trading portfolios.

Restricted Retained Earnings consists of contributions or revenue from prior years which are restricted as to their purpose.

Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board of Governors-approved and other transfers.

Loans and Other Exposures:    All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD currently does not sell or intend to sell its loans. The majority of IBRD’s loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Loans are carried at amortized cost. Commitment charges on the undisbursed balance of loans are recognized in revenue as earned. Any loan origination fees incorporated in the terms of a loan are deferred and recognized over the life of the loan as an adjustment of the yield. The unamortized balance of loan origination fees is included as a reduction of the Loans outstanding on the Balance Sheet, and the loan origination fee amortization is included in Interest revenue from Loans, net on the Statement of Income.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. When modifications are made to the terms of existing loans,

IBRD performs an evaluation to determine the required accounting treatment, including whether the modifications would result in the affected loans being accounted for as new loans, or as a continuation of the existing loans.

It is the policy of IBRD to place into nonaccrual status all loans and other exposures (exposures) made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. IBRD considers all exposures in nonaccrual status to be impaired. In addition, if loans and other exposures made by IDA to a member government are placed in nonaccrual status, all loans and other exposures made to, or guaranteed by, that member government will also be placed in nonaccrual status by IBRD. On the date a member’s exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the revenue of the current period.

Interest and other charges on nonaccruing exposures are included in revenue only to the extent that payments have been received by IBRD. If collectability risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

Guarantees:    Financial guarantees are commitments issued by IBRD to guarantee payment performance by a member country (the debtor) to a third party in the event that a member government (or a government-owned entity) fails to perform its contractual obligations to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the debtor is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee of a member country is called, IBRD has the contractual right to require payment from the member country.

IBRD records the fair value of the obligation to stand ready in Accounts payable and miscellaneous liabilities, and a corresponding fees receivable asset in the Accrued income on loans line on IBRD’s Balance Sheet. Upfront guarantee fees received are deferred and amortized over the life of the guarantee.

IBRD records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fees, and the unamortized balance of the obligation to stand ready, are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Exposure Exchange Agreements (EEAs):    IBRD executes EEAs with various organizations. While these agreements are not legally considered guarantees, in IBRD’s financial statements they are recognized as financial guarantees as they meet the accounting criteria for financial guarantees. Under an EEA, each party exchanges credit risk exposure of a portfolio supported by underlying loans to borrowers, by providing and receiving guarantees from each other, for the amounts specified. The guarantee provided and the guarantee received are two separate transactions; namely (a) the provision of a financial guarantee, and (b) the receipt of an asset, respectively. There is generally no exchange of cash between the organizations for these transactions.

For a guarantee provided under an EEA, IBRD records a liability equivalent to the fair value of the obligation to stand ready. This liability is included in Other liabilities on the Balance Sheet and is amortized over the life of the EEA. IBRD also records a liability, and corresponding expense, in recognition of the risk coverage provided (provision). The value of this liability reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA as the credit quality of these loans changes.

For a guarantee received under an EEA, IBRD records an asset equivalent to the fair value of the right to be indemnified. This asset is included in Other assets on the Balance Sheet and is amortized over the life of the EEA. IBRD also records an asset, and corresponding income, in recognition of the risk coverage received

(recoverable asset). The value of this asset reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA contract as the credit quality of these loans changes.

Accumulated Provision for Losses on Loans and Other Exposures:    Management determines the appropriate level of accumulated provisions for losses on exposures, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses.

There are several steps required to determine the appropriate level of provisions. First, the exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. In each group, exposures for each borrower are then assigned a credit risk rating of that borrower. With respect to countries with exposures in accrual status, these exposures are grouped according to the assigned borrower risk rating. The determination of borrower’s ratings is based on various factors (see Note D—Loans and other exposures). Second, each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix. Finally, the provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the estimated severity of the loss given default. The severity of loss, which is assessed periodically and is based on historical experience of IBRD, is dependent on the borrower’s eligibility, namely: IBRD, Blend (IBRD and IDA) and IDA, with the highest severity of loss associated with IDA. The borrower’s eligibility is assessed at least annually. Management reassesses the adequacy of the accumulated provision and the reasonableness of the inputs used, on a periodic basis, at least annually, and adjustments to the accumulated provision are recorded as a charge or release of provision in the Statement of Income. This methodology is also applied to countries with exposures in nonaccrual status, however, at times, to reflect certain distinguishing circumstances of a particular nonaccrual situation, Management may use different input assumptions for a particular country. Generally, all exposures in nonaccrual status have the same risk rating.

Delays in receiving loan payments result in present value losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its overdue loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

When IBRD receives a third-party guarantee in the form of a credit enhancement that is embedded in the loan agreement with the borrower, it considers the benefit of the credit enhancement in the loan loss provisioning credit risk assessment.

Statement of Cash Flows:    For the purpose of IBRD’s Statement of Cash Flows, cash is defined as the amount of Unrestricted cash and Restricted cash under the Due from banks line on the Balance Sheet.

Restricted Cash:    This includes amounts which have been received from members as part of their capital subscriptions, as well as from donors and other sources, which are restricted for specified purposes. For capital subscriptions, a portion of these subscriptions have been paid to IBRD in the national currencies of the members. These amounts are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses incurred in national currencies.

Investments:    Investment securities are classified based on Management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of June 30, 2019, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or net asset value per share (NAV), which approximate fair value.

Where available, quoted market prices are used to determine the fair value of trading securities. These include most government and agency securities, futures contracts, exchange-traded equity securities, Asset-backed Securities (ABS) and Mortgage-backed Securities To-Be-Announced (TBA securities). For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value, as they are short term in nature. The first-in first-out method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Derivative instruments used in liquidity management are not designated as hedging instruments.

Interest revenue is included in the Investments-Trading, net line in the Statement of Income. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in the Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net line in the Statement of Income. Realized gains and losses on trading securities are recognized in the Statement of Income when securities are sold.

IBRD may require collateral in the form of approved liquid securities from individual counterparties or cash, under legal agreements that provide for collateralization, in order to mitigate its credit exposure to these counterparties. For collateral received in the form of cash from counterparties, IBRD invests the amounts received and records the investment and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on IBRD’s Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received:    Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are reported at face value which approximates fair value, as they are short term in nature. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under repurchase and security lending arrangements and the securities transferred to IBRD under resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Balance Sheet, and securities received under resale agreements are not recorded on the Balance Sheet. Securities lent under securities lending agreements and sold under securities repurchase agreements as well as securities purchased under resale agreements are presented on a gross basis which is consistent with the manner in which these instruments are settled. The interest earned with respect to securities purchased under resale agreements is included in Investments–Trading, net on the Statement of Income. The interest expense pertaining to the securities sold under repurchase agreements and security lending arrangements, is included in the Borrowings, net line in the Statement of Income.

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital:    All demand obligations are held in bank accounts, which bear IBRD’s name and are carried and reported at face value as a reduction to equity. Payments on some of these instruments are due to IBRD upon demand. Others are due to IBRD on demand, but only after the Bank’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.

Premises and Equipment:    Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between two and fifty years. For leasehold improvements, depreciation and amortization is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

Borrowings:    To ensure funds are available for lending and liquidity purposes, IBRD borrows in the international capital markets, offering its securities (discount notes, vanilla and structured bonds) to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and variable interest rates.

IBRD fair values all the financial instruments in the borrowing portfolio, and up until June 30, 2018, all changes in fair value were recognized in the related Unrealized mark-to-market gains and losses on non-trading portfolios, net, line in the Statement of Income. Since the fair value option has been elected for these instruments, starting July 1, 2018, changes in the fair value that relate to IBRD’s own credit risk, are reported in Other Comprehensive Income (OCI) as a DVA. The DVA on fair value option elected liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s cost of funding relative to LIBOR.

Discount notes and plain vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.

For the purpose of the Statement of Cash Flows, the short-term borrowings, if any, which have original maturities less than 90 days, are presented on a net basis. By contrast, short-term borrowings with original maturities greater than 90 days are presented on a gross basis.

Interest expense relating to all debt instruments in IBRD’s borrowing portfolio is measured on an effective yield basis and is reported as part of Borrowings, net in the Statement of Income.

For presentation purposes, amortization of discounts and premiums is included in Borrowings, net in the Statement of Income.

Accounting for Derivatives:    IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income.

Through March 31, 2019, the presentation of derivative instruments on IBRD’s Balance Sheet was consistent with the manner in which these instruments are settled; interest rate swaps are settled on a net basis and were presented on a net basis and currency swaps are settled on a gross basis and were presented on a gross basis. Starting from June 30, 2019, the presentation of derivative instruments on IBRD’s Balance Sheet has been changed to align with the preferable accounting treatment and prevailing market practice of netting derivative asset and liability positions and the related cash collateral received by counterparty, when a legally enforceable master netting agreement exists, and the other conditions set out in ASC Topic 210-20, Balance Sheet—Offsetting, are met. In addition, in the Notes to the financial statements, unless stated differently, derivatives are now presented on a net basis by instrument.

A master netting agreement is an industry standard agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral when due). Obligations under master netting agreements are often secured by collateral posted under an industry standard credit support annex to the master netting agreement. Upon default by the counterparty, the collateral agreement grants an entity the right to set-off any amounts payable by the counterparty against any posted collateral.

IBRD uses derivative instruments in its investment trading portfolio to manage interest rate and currency risks. These derivatives are carried and reported at fair value. Interest revenue/expenses are reflected as part of Interest revenue, while unrealized mark-to-market gains and losses on these derivatives are reflected as part of the related Unrealized mark-to-market gains (losses) in Investments-Trading, net line in the Statement of Income.

IBRD also uses derivatives in its loan, borrowing and asset/liability management activities. In the loan and borrowing portfolios, derivatives are used to modify the interest rate and/or currency characteristics of these portfolios. The interest component of these derivatives is recognized as an adjustment to the related loan revenue and borrowing costs over the life of the derivative contracts and is included in the related Interest revenue/expenses lines on the Statement of Income. Changes in fair values of these derivatives are accounted for through the Statement of Income as Unrealized mark-to-market gains and losses in non-trading portfolios, net.

For the purpose of the Statement of Cash Flows, IBRD has elected to report the cash flows associated with the derivative instruments that are used to economically hedge its loans, investments and borrowings, in a manner consistent with the presentation of the related loan, investment and borrowing cash flows.

Derivative contracts include currency forward contracts, TBA securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bond valuations are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk. For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a DVA to reflect its own credit risk. The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the CDS spread and, where applicable, proxy CDS spreads. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market.

Valuation of Financial Instruments:    IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices for the same or similar securities, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models and other established valuation models. These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves, and may incorporate unobservable inputs, some of which may be significant. Selection of these inputs may involve some judgment. In instances where Management relies on instrument valuations supplied by external pricing vendors, there are procedures in place to validate the appropriateness of the models used as well as inputs applied in determining those values. The fair value of certain instruments is calculated using NAV as a practical expedient. To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review. As of June 30, 2019 and June 30, 2018, IBRD had no financial assets or liabilities measured at fair value on a non-recurring basis.

Fair Value Hierarchy:    Financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3).

Financial assets and liabilities recorded at fair value on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1:	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:

Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

IBRD’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Investments measured at NAV (or its equivalent) are not classified in the fair value hierarchy.

Accounting for Grant Expenses:    IBRD recognizes an expense for grants, such as Contributions to Special Programs, and Board of Governors-approved and other transfers, when these have been incurred.

Donor Receivables and Donor Contributions to Trust Funds:    To the extent that IBRD acts as an intermediary agent for certain beneficiaries or for trust funds, assets held on behalf of specified beneficiaries are recorded on IBRD’s Balance Sheet, along with corresponding liabilities.

Donor Receivables: Donors’ conditional promises to give are not recognized until the conditions to which they are subject are substantially met and the promise to give is considered unconditional. Donors’ unconditional promises to give are recognized as revenue when they are received, unless the donor specifies a third-party beneficiary. For the latter, IBRD is deemed to be acting as an intermediary agent, and assets held on behalf of the specified beneficiaries are recognized along with corresponding liabilities. If the contributions that IBRD receives can only be used for purposes specified by the donor, the proceeds are considered restricted until applied by IBRD for the donor-specified purposes.

Donor promises to give, which are expected to be collected within one year, are recorded at face value, while promises expected to be collected over a period greater than one year are recorded initially at fair value based on the discounted cash flow method, with subsequent measurement on an amortized cost basis.

Donor Contributions to Trust Funds: For those IBRD-executed trust funds where IBRD acts as an intermediary agent, undisbursed third-party donor contributions are recorded as assets held on behalf of the specified beneficiaries, with corresponding liabilities. Amounts disbursed from these trust funds are recorded as expenses with corresponding amounts recognized as revenues. For Recipient-executed trust funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet. In some trust funds, execution is split between Recipient-executed and IBRD-executed portions. Decisions on assignment of funding resources between the two types of execution may be made on an ongoing basis, therefore, the execution of a portion of these available resources may not yet be assigned.

IBRD also acts as a financial intermediary to provide specific administrative or financial services with a limited fiduciary or operational role. These arrangements, referred to as Financial Intermediary Funds, include, for example, administration of debt service trust funds, financial intermediation and other more specialized limited fund management roles. For these arrangements, funds are held and disbursed in accordance with instructions from donors or, in some cases, an external governance structure or a body operating on behalf of donors. For Financial Intermediary Funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet.

Accounting and Reporting Developments

Evaluated accounting standards:

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and its subsequent amendments provide a common framework for revenue recognition for U.S. GAAP, and supersede most of the existing revenue recognition guidance in US GAAP. For IBRD, the revenue streams within the scope largely relate to the provision of technical assistance and knowledge under Reimbursable Advisory Services (RAS), asset management, and trustee services to clients and donors. IBRD adopted the ASUs in the quarter ended September 30, 2018, using a modified retrospective approach under which all changes in revenue recognition are reflected in the period of adoption. The impact of adopting this standard was immaterial as less than 1% of IBRD’s revenue was affected by the new requirements. The adoption of the ASU also resulted in additional disclosures reflected in Note H—Transactions with Affiliated Organizations.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU makes targeted amendments to existing guidance on recognition and measurement of financial instruments that primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The new guidance requires that changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk are recognized in Other Comprehensive Income (OCI). For IBRD, the ASU became effective from the quarter ended September 30, 2018. Upon adoption, IBRD recorded a cumulative effect adjustment of $155 million attributable to changes in instrument-specific credit risk (DVA) for financial liabilities measured under the fair value option. The adjustment was a reclassification from retained earnings to accumulated OCI. The adoption of the provisions of the ASU related to the instrument-specific credit risk required changes to the Statement of Comprehensive Income, the Statement of Changes in Retained Earnings, Note G—Retained Earnings, Allocations and Transfers and Note K—Accumulated Other Comprehensive Loss, which are related to DVA. Further amendments were made to Note D—Loans and other exposures, in line with the ASU’s disclosure requirements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU and its subsequent amendments require that a lessee recognizes on the balance sheet the assets and liabilities that arise from all leases with a lease term of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows by the lessee will primarily depend on the classification of the lease as finance or operating. The accounting applied by a lessor remains largely unchanged from the current guidance, with some targeted improvements. For IBRD, the ASUs are effective from the quarter ending September 30, 2019. IBRD has evaluated these ASUs and determined that the impact on the financial statements is not material.

In June 2018, the FASB issued ASU 2018-8, Not-For-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made. The ASU, which applies to all entities that receive or make contributions, clarifies and improves current guidance about whether a transfer of assets should be accounted for as a contribution or an exchange transaction, and provides additional guidance about how to determine whether a contribution is conditional. For contributions received, the ASU became effective from the quarter ended September 30, 2018. IBRD has evaluated the ASU and determined that the guidance on contributions received has no impact on its financial statements. IBRD has also evaluated the impact of the portion of the ASU applicable to contributions made, which will be effective from the quarter ending September 30, 2019 and determined that there will be no impact on its financial statements.

Given the immateriality of the amounts subject to reclassification under the following ASUs, IBRD has applied the requirements prospectively upon effectiveness, from the quarter ended September 30, 2018:

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The ASU provides classification guidance on eight specific cash flow classification issues for which US GAAP did not provide guidance.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The ASU requires that the amounts of restricted cash and cash equivalents are included in the total of cash and cash equivalents at the beginning and end of the period in the Statement of Cash Flows.

In March 2017, the FASB issued ASU 2017-07, Compensation—Retirement Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The ASU requires that an employer reports the service cost component of net benefit cost in the same line item as other compensation costs. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and are not eligible for capitalization. It also resulted in additional disclosures reflected in Note J—Pension and Other Postretirement Benefits.

Accounting standards under evaluation:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU and its subsequent amendments introduce a new model for the accounting of credit losses of loans and other financial assets measured at amortized cost. Current U.S. GAAP requires an “incurred loss” methodology for recognizing credit losses. The new model, referred to as the current expected credit loss (CECL) model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical information, current information, and reasonable and supportable forecasts. Additionally, the ASUs require enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses. For IBRD, the ASUs will be effective from the quarter ending September 30, 2020. IBRD is currently evaluating the impact of these ASUs on its financial statements.

In August 2018, the FASB issued the following three ASUs. IBRD is currently evaluating the impact of these ASUs on its financial statements:

ASU 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The guidance will be effective for IBRD from the quarter ending September 30, 2020, with early adoption permitted.

ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans, which amends ASC 715 disclosure requirements related to defined benefit pension and other postretirement plans for annual periods. The guidance will be effective for IBRD from the fiscal year ending June 30, 2021, with early adoption permitted.

ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which amends ASC 350-40 to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. The guidance will be effective for IBRD from the quarter ending September 30, 2020, with early adoption permitted.

NOTE B—CAPITAL STOCK, MAINTENANCE OF VALUE, AND MEMBERSHIP

Capital Stock:    The following table provides a summary of the changes in IBRD’s authorized and subscribed shares due to the recent General Capital Increases (GCI) and Selective Capital Increases (SCI):

Table B1: IBRD’s shares

	Authorized shares	Subscribed shares
As of June 30, 2017	2,307,600	2,229,344
General Capital Increase (GCI)	—	48,020

As of June 30, 2018	2,307,600	2,277,364
General and Selective Capital Increase (GCI/SCI)	476,273	43,295

As of June 30, 2019	2,783,873	2,320,659

The subscription period for the GCI and SCI agreed by shareholders in 2010 ended on March 16, 2018 and March 16, 2017, respectively.

On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increase IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. In addition, shares that were previously unallocated after the 2010 GCI and SCI are made available for subscription under the 2018 SCI. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by up to $7.5 billion over the next five years.

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital:

Table B2: IBRD’s capital

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2017	$268,937	$(252,828)	$16,109
GCI	5,793	(5,446)	347

As of June 30, 2018	274,730	(258,274)	16,456
GCI/SCI	5,223	(4,618)	605

As of June 30, 2019	$279,953	$(262,892)	$17,061

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

Amounts to Maintain the Value of Currency Holdings

The following table summarizes the amounts to maintain the value of currency holdings (MOV) classified as components of equity:

Table B3: MOV balances

In millions of U.S. dollars

	June 30, 2019	June 30, 2018
MOV receivable	$(292)	$(313)

Net Deferred MOV payable	154	157
Deferred demand obligations	(130)	(130)

Deferred MOV payable	$24	$27

NOTE C—INVESTMENTS

As of June 30, 2019, IBRD’s investments include the liquid asset portfolio and holdings relating to the PEBP, Advanced Market Commitment for Pneumococcal Vaccines Initiative (AMC), and the PCRF.

The composition of IBRD’s net investment portfolio was as follows:

Table C1: Net investment portfolio composition

In millions of U.S. dollars

Net investment portfolio	June 30, 2019	June 30, 2018
Liquid asset portfolio	$78,900	$71,579
PEBP holdings	1,605	1,393
AMC holdings	252	250
PCRF holdings	370	270

Total	$81,127	$73,492

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value, which approximates fair value. As of June 30, 2019, the majority of Investments-Trading was comprised of time deposits and government and agency obligations (48% and 46%, respectively), with all the instruments being classified as Level 1 or Level 2 within the fair value hierarchy. As of June 30, 2019, exposure to one counterparty was in excess of 10% of total Investments-Trading. This related to Japanese instruments that represented the largest holding of a single counterparty, amounting to 21% of Investments-Trading. Over 99% of IBRD’s investments were rated A and above, as of June 30, 2019.

The majority of instruments in Investments-Trading are denominated in U.S. dollars, Japanese yen and Euro (51%, 22% and 10%, respectively). IBRD uses derivative instruments to manage the associated currency and interest rate risk in the portfolio. After considering the effects of these derivatives, IBRD’s investment portfolio has an average repricing of 0.22 years, and is predominantly denominated in U.S. dollars (99%).

A summary of IBRD’s Investments-Trading is as follows:

Table C2: Investments-Trading composition

In millions of U.S. dollars

	June 30, 2019	June 30, 2018
Alternative investments[a]	$436	$345
ABS	3,730	3,962
Equity securities[b]	724	672
Government and agency obligations	37,279	29,610
Time deposits	39,078	37,763

Total	$81,247	$72,352

a.	Comprised of investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at NAV.
b.	Includes $409 million of investments in commingled funds at NAV, related to PEBP holdings ($295 million—June 30, 2018).

The following table summarizes the currency composition of IBRD’s Investments-Trading:

Table C3: Investments-Trading currency composition

In millions of U.S. dollars

	June 30, 2019		June 30, 2018
Currency	Carrying Value	Average repricing (years)[a]	Carrying Value	Average repricing (years)[a]
Euro	$8,000	0.14	$9,026	0.29
Japanese yen	17,531	0.19	11,902	0.16
U.S. dollar	41,233	0.37	34,775	0.22
Others	14,483	0.54	16,649	0.39

Total	$81,247	0.34	$72,352	0.26

a.

The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed. Equity securities are not subject to repricing.

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position whereby the presentation of derivative instrument is on a net instrument basis:

Table C4: Net investment portfolio position

In millions of U.S. dollars

	June 30, 2019	June 30, 2018
Investments—Trading	$81,247	$72,352
Securities purchased under resale agreements	168	217
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received[a]	(341)	(122)

Derivative assets
Currency swaps and forward contracts	156	823
Interest rate swaps	43	60
Other	1	*

Total	200	883

Derivative liabilities
Currency swaps and forward contracts	(647)	(120)
Interest rate swaps	(72)	(43)
Other	(1)	(3)

Total	(720)	(166)

Cash held in investment portfolio[b]	626	407
Receivable from investment securities traded[c]	67	83
Payable for investment securities purchased[d]	(120)	(162)

Net investment portfolio	$81,127	$73,492

a.	Includes $331 million of cash collateral received from counterparties under derivative agreements ($92 million—June 30, 2018).
b.	This amount is included in Unrestricted cash under Due from banks on the Balance Sheet.
c.	This amount is included in Other receivables on the Balance Sheet.
d.	This amount includes $114 million of liabilities related to PCRF payable, which is included in Accounts payable and miscellaneous liabilities on the Balance Sheet ($80 million—June 30, 2018).
*	Indicates amount less than $0.5 million.

The following table summarizes the currency composition of IBRD’s net investment portfolio:

Table C5: Net investment portfolio currency composition

In millions of U.S. dollars

	June 30, 2019		June 30, 2018
Currency	Carrying Value	Average repricing (years)[a]	Carrying Value	Average repricing (years)[a]
U.S. dollar	$80,451	0.22	$72,664	0.16
Others	676	0.47	828	1.36

Total	$81,127	0.22	$73,492	0.16

a.

The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed. Equity securities are not subject to repricing.

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of June 30, 2019, there were no short sales included in Payable for investment securities purchased on the Balance Sheet ($37 million—June 30, 2018). These are reported at fair value on a recurring basis.

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis. Note that the fair value of alternative investments and certain equities is calculated using NAV. As a result, these amounts are included in the respective asset class totals and not in the fair value hierarchy, in accordance with the permitted practical expedient under U.S. GAAP.

Table C6: Fair value hierarchy of investment assets and liabilities

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis June 30, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Alternative investments[a]	$—	$—	$—	$436
ABS	—	3,730	—	3,730
Equity securities	315	—	—	724	[b]
Government and agency obligations	24,022	13,257	—	37,279
Time deposits	2,079	36,999	—	39,078

Total Investments—Trading	$26,416	$53,986	$—	$81,247

Securities purchased under resale agreements	10	158		168

Total	$26,426	$54,144	$—	$81,415

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[c]	$—	$10	$—	$10

Total	$—	$10	$—	$10

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes $409 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
c.	Excludes $331 million relating to payable for cash collateral received.

Table C6.1

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis June 30, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Alternative investments[a]	$—	$—	$—	$345
ABS	—	3,962	—	3,962
Equity securities	377	—	—	672	[b]
Government and agency obligations	14,403	15,207	—	29,610
Time deposits	2,147	35,616	—	37,763

Total Investments—Trading	$16,927	$54,785	$—	$72,352

Securities purchased under resale agreements	41	176	—	217

Total	$16,968	$54,961	$—	$72,569

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[c]	$—	$30	$—	$30

Total	$—	$30	$—	$30

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes $295 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
c.	Excludes $92 million relating to payable for cash collateral received.

During the fiscal years ended June 30, 2019, and June 30, 2018, there were no transfers between levels of the fair value hierarchy.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements:    Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivative agreements, which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions.

The extent of the reduction in exposure may, therefore, change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions:

Table C7: Collateral received

In millions of U.S. dollars

	June 30, 2019	June 30, 2018
Collateral received
Cash	$331	$92
Securities	985	1,365

Total collateral received	$1,316	$1,457

Collateral permitted to be repledged	$1,316	$1,457
Amount of collateral repledged	—	—
Amount of Cash Collateral invested	$129	$31

Securities Lending:    IBRD may engage in securities lending and repurchases against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of June 30, 2019, and June 30, 2018, there were no amounts which could potentially be offset as a result of legally enforceable master netting arrangements.

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

Table C8: Amounts related to securities transferred under repurchase or securities lending agreements

In millions of U.S. dollars

	June 30, 2019	June 30, 2018	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$10	$29	Included under Investments-Trading on the Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$10	$30	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

At June 30, 2019, and June 30, 2018, there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled at those dates.

The following tables present the disaggregation of the gross obligation by class of collateral pledged and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings:

Tables C9: Composition of liabilities related to securities transferred under repurchase or securities lending agreements

In millions of U.S. dollars

	June 30, 2019
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$7	$—	$7
Equity securities	3	—	3

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$10	$—	$10

In millions of U.S. dollars

	June 30, 2018
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$14	$—	$14
Equity securities	16	—	16

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$30	$—	$30

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of June 30, 2019 and June 30, 2018, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of $168 million ($218 million—June 30, 2018). As of June 30, 2019, and June 30, 2018, none of these securities had been transferred under repurchase or security lending agreements.

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the IFC, an affiliated organization without any guarantee. As of June 30, 2019, all of IBRD’s loans were reported at amortized cost.

IBRD’s loan portfolio includes loans with multicurrency terms, single currency pool terms, variable spread terms and fixed spread terms. At June 30, 2019, only loans with variable spread terms and fixed spread terms (including special development policy loans), were available for new commitments.

As of June 30, 2019, 90% of IBRD’s loans carried variable interest rates. IBRD uses derivative instruments to manage the currency risk as well as repricing risk between its loans and borrowings. After considering the effects of these derivatives, the loan portfolio carried variable interest rates, with a weighted average interest rate of

2.91% as of June 30, 2019 (2.55%—June 30, 2018). For details regarding derivatives used in the loan portfolio see Note F—Derivative Instruments.

The majority of IBRD’s loans outstanding are denominated in US dollars (78%) and Euro (19%).

As of June 30, 2019, only 0.22% of IBRD’s loans were in nonaccrual status and all were related to one borrower. The total provision for losses on loans in accrual and nonaccrual status accounted for 0.81% of the total loan portfolio. Based on IBRD’s internal quality indicators, the majority of loans outstanding are in the Medium-risk or High-risk classes.

A summary of IBRD’s loans outstanding by currency and by interest rate characteristics (fixed or variable) is as follows:

Table D1: Loans outstanding currency and interest rate structure

In millions of U.S. dollars

	June 30, 2019
	Euro		Japanese Yen		U.S. dollars		Others		Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Multicurrency terms[a]
Amount	$25	$7	$25	$5	$46	$404	$—	$—	$96	$416	$512
Weighted average rate (%)[b]	2.78	6.62	2.78	6.62	6.07	6.42	—	—	4.37	6.43	6.04
Average Maturity (years)	3.62	—	3.62	—	2.24	—	—	—	2.96	—	0.55
Variable-spread terms
Amount	$11	$22,782	$—	$43	$—	$116,757	$—	$2,610	$11	$142,192	$142,203
Weighted average rate (%)[b]	0.51	0.38	—	0.74	—	3.30	—	9.35	0.51	2.94	2.94
Average Maturity (years)	2.13	9.82	—	3.42	—	9.43	—	9.21	2.13	9.49	9.49
Fixed-spread terms
Amount	$5,178	$9,629	$6	$1,186	$13,394	$21,635	$586	$458	$19,164	$32,908	$52,072
Weighted average rate (%)[b]	3.17	0.66	2.28	0.50	4.09	3.52	7.92	7.81	3.96	2.63	3.12
Average maturity (years)	10.26	9.84	1.84	8.47	6.95	9.68	9.97	9.12	7.93	9.68	9.04

Loans Outstanding
Amount	$5,214	$32,418	$31	$1,234	$13,440	$138,796	$586	$3,068	$19,271	$175,516	$194,787
Weighted average rate (%)[b]	3.16	0.47	2.68	0.53	4.10	3.34	7.92	9.12	3.96	2.89	3.00
Average Maturity (years)	10.21	9.82	3.28	8.26	6.93	9.45	9.97	9.20	7.91	9.50	9.34

Loans Outstanding											$194,787

Less accumulated provision for loan losses and deferred loan income											2,035

Net loans outstanding											$192,752

Tables D1.1

In millions of U.S. dollars

	June 30, 2018
	Euro		Japanese yen		U.S. dollars		Others		Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Multicurrency terms[a]
Amount	$31	$7	$30	$5	$46	$405	$—	$—	$107	$417	$524
Weighted average rate (%)[b]	2.78	8.44	2.78	8.44	6.09	8.11	—	—	4.22	8.11	7.32
Average Maturity (years)	4.12	—	4.11	—	2.54	—	—	—	3.43	—	0.70
Variable-spread terms
Amount	$14	$23,042	$—	$49	$—	$109,666	$—	$2,507	$14	$135,264	$135,278
Weighted average rate (%)[b]	0.51	0.31	—	0.73	—	2.90	—	9.20	0.51	2.58	2.58
Average Maturity (years)	2.63	10.24	—	3.87	—	9.58	—	9.77	2.63	9.69	9.69
Fixed-spread terms
Amount	$5,156	$9,151	$7	$177	$13,710	$20,505	$601	$480	$19,474	$30,313	$49,787
Weighted average rate (%)[b]	3.31	0.59	2.28	0.51	4.11	3.09	7.92	7.17	4.01	2.38	3.02
Average maturity (years)	10.61	9.80	2.30	3.56	7.19	8.68	10.29	9.46	8.19	9.00	8.69

Loans Outstanding
Amount	$5,201	$32,200	$37	$231	$13,756	$130,576	$601	$2,987	$19,595	$165,994	$185,589
Weighted average rate (%)[b]	3.30	0.39	2.68	0.71	4.11	2.95	7.92	8.87	4.01	2.55	2.71
Average Maturity (years)	10.55	10.12	3.76	3.56	7.18	9.41	10.29	9.72	8.16	9.54	9.40

Loans Outstanding											$185,589

Less accumulated provision for loan losses and deferred loan income											2,001

Net loans outstanding											$183,588

a.	Variable rates for multicurrency loans are based on the weighted average cost of allocated debt.
b.	Excludes effects of any waivers of loan interest.

The maturity structure of IBRD’s loans is as follows:

Table D2: Loans maturity Structure

In millions of U.S. dollars

	June 30, 2019
Terms/Rate Type	July 1, 2019 through June 30, 2020	July 1, 2020 through June 30, 2024	July 1, 2024 through June 30, 2029	Thereafter	Total
Multicurrency terms
Fixed	$29	$45	$22	$—	$96
Variable	416	—	—	—	416

Variable-spread terms
Fixed	3	8	—	—	11
Variable	5,832	31,278	46,545	58,537	142,192

Fixed-spread terms
Fixed	1,632	5,531	4,957	7,044	19,164
Variable	1,893	7,953	8,750	14,312	32,908

All Loans
Fixed	1,664	5,584	4,979	7,044	19,271
Variable	8,141	39,231	55,295	72,849	175,516

Total loans outstanding	$9,805	$44,815	$60,274	$79,893	$194,787

Table D2.1

In millions of U.S. dollars

	June 30, 2018
Terms/Rate Type	July 1, 2018 through June 30, 2019	July 1, 2019 through June 30, 2023	July 1, 2023 through June 30, 2028	Thereafter	Total
Multicurrency terms
Fixed	$29	$45	$33	$—	$107
Variable	417	—	—	—	417

Variable-spread terms
Fixed	3	11	—	—	14
Variable	5,735	28,237	43,446	57,846	135,264

Fixed-spread terms
Fixed	1,839	5,122	5,177	7,336	19,474
Variable	2,145	8,107	7,889	12,172	30,313

All Loans
Fixed	1,871	5,178	5,210	7,336	19,595
Variable	8,297	36,344	51,335	70,018	165,994

Total loans outstanding	$10,168	$41,522	$56,545	$77,354	$185,589

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment—Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following tables provides an aging analysis of the loan portfolio:

Table D3: Loan portfolio aging structure

In millions of U.S. dollars

	June 30, 2019
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$23,608	$23,608
Medium	—	—	—	—	—	—	85,244	85,244
High	4	—	—	19	—	23	85,478	85,501

Loans in accrual status	4	—	—	19	—	23	194,330	194,353
Loans in nonaccrual status	—	—	—	—	434	434	—	434

Total	$4	$—	$—	$19	$434	$457	$194,330	$194,787

Table D3.1

In millions of U.S. dollars

	June 30, 2018
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$23,606	$23,606
Medium	—	—	—	—	—	—	76,153	76,153
High	—	—	—	—	—	—	85,395	85,395

Loans in accrual status	—	—	—	—	—	—	185,154	185,154
Loans in nonaccrual status	—	—	—	—	435	435	—	435

Total	$—	$—	$—	$—	$435	$435	$185,154	$185,589

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures.

The risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

Changes to the Accumulated provision for losses on loans and other exposures are summarized below:

Table D4: Accumulated provisions

In millions of U.S. dollars

	June 30, 2019				June 30, 2018			June 30, 2017
	Loans	Other[a]		Total	Loans	Other[a]	Total	Loans	Other[a]	Total
Accumulated provision, beginning of the fiscal year	$1,553	$92		$1,645	$1,582	$89	$1,671	$1,571	$79	$1,650
Provision—(release) charge	28	22		50	(34)	3	(31)	2	9	11
Translation adjustment	(7)	(*	)	(7)	5	*	5	9	1	10

Accumulated provision, end of the fiscal year	$1,574	$114		$1,688	$1,553	$92	$1,645	$1,582	$89	$1,671

Composed of accumulated provision for losses on:
Loans in accrual status	$1,357				$1,336			$1,365
Loans in nonaccrual status	217				217			217

Total	$1,574				$1,553			$1,582

Loans, end of the fiscal year:
Loans at amortized cost in accrual status	$194,353				$185,154			$179,020
Loans at amortized cost in nonaccrual status	434				435			435

Total	$194,787				$185,589			$179,455

a.	Provision does not include the recoverable asset received under the EEAs for guarantee received (for more details see Guarantees section).
*	Indicates amount less than $0.5 million.

Reported as follows
	Balance Sheet	Statement of Income
Accumulated Provision for Losses on:

Loans	Accumulated provision for loans losses	Provision for losses on loans and other exposures

Other exposures (excluding exposures to member countries’ derivatives)	Accounts payable and miscellaneous Liabilities	Provision for losses on loans and other Exposures

Exposures to member countries’ Derivatives	Derivative Assets, net	Unrealized mark-to-market gains/losses on non-trading portfolios—Other, net

At June 30, 2019, principal installments of $19 million from one borrower were overdue by more than three months. These overdue installments have been subsequently received. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of and for the stated fiscal years:

Table D5: Loans in nonaccrual status

In millions of U.S. dollars

	June 30, 2019	June 30, 2018
Recorded investment in nonaccrual loans[a]	$434	$435
Accumulated provision for loan losses on nonaccrual loans	217	217
Average recorded investment in nonaccrual loans for the fiscal year[b]	434	435
Overdue amounts of nonaccrual loans:	988	954
Principal	434	435
Interest and charges	554	519

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.
b.	For the fiscal year ended June 30, 2017: $440 million.

Table D 5.1

In millions of U.S. dollars

	2019	2018	2017
Interest revenue not recognized as a result of loans being in nonaccrual status	$33	$35	$35

During the fiscal years ended June 30, 2019 and June 30, 2018, no loans were placed into nonaccrual status or restored to accrual status.

In addition, during the fiscal year ended June 30, 2019, less than $1 million interest revenue was recognized on loans in nonaccrual status (Nil—June 30, 2018 and $4 million—June 30, 2017).

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status is as follows:

Table D6: Country in nonaccrual status

In millions of U.S. dollars

Borrower	Principal Outstanding	Principal, Interest and Charges Overdue	Nonaccrual Since
Zimbabwe	$434	$988	October 2000

Guarantees

Guarantees of $7,429 million were outstanding at June 30, 2019 ($6,357 million—June 30, 2018). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2039.

At June 30, 2019, liabilities related to IBRD’s obligations under guarantees of $510 million ($427 million—June 30, 2018), have been included in Accounts payable and miscellaneous liabilities on the Balance Sheet. These include the accumulated provision for guarantee losses of $108 million ($86 million—June 30, 2018).

During the fiscal years ended June 30, 2019 and June 30, 2018, no guarantees provided by IBRD were called.

IBRD participates in EEAs with MIGA, for $120 million (see Note H—Transactions with Affiliated Organizations); the African Development Bank, for $1,588 million; and the Inter-American Development Bank,

for $2,021 million. While these agreements are not legally considered guarantees, they meet the accounting criteria for financial guarantees and are, therefore, recognized as financial guarantees in IBRD’s financial statements.

Information on the location and amounts associated with the EEAs included in the Balance Sheet and Statement of Income is presented in the following table:

Table D7: Amounts associated with EEA

In millions of U.S. dollars

	June 30, 2019			June 30, 2018
	Notional amount	(Stand ready obligation) Asset	(Accumulated provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Accumulated provision) Recoverable asset	Location on Balance Sheet
Guarantee provided[a,c]	$3,661	$(231)	$(35)	$3,671	$(251)	$(36)	Other liabilities
Guarantee received[b]	(3,662)	231	33	(3,672)	251	37	Other assets

	$(1)	$—	$(2)	$(1)	$—	$1

a.

For the fiscal year ended June 30, 2019, Provisions for losses on loans and other exposures line on the Statement of Income includes $1 million of release in provision relating to Guarantee provided ($4 million of release in provision—June 30, 2018).

b.

For the fiscal year ended June 30, 2019, Other, net, line on the Statement of Income includes $4 million of reduction in recoverable asset relating to Guarantee received ($3 million of reduction in recoverable asset —June 30, 2018).

c.

Notional amount, Stand ready obligation and Provision for the guarantee provided are included in guarantees outstanding of $7,429 million, obligations under guarantees of $510 million and accumulated provision for guarantee losses of $108 million, respectively ($6,357 million, $427 million and $86 million, respectively—June 30, 2018).

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Partial waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income resulting from waivers of loan charges, is summarized in the following table:

Table D8: Waivers of loan charges

In millions of U.S. dollars

	2019	2018	2017
Interest waivers	$42	$55	$67
Commitment charge waivers	*	*	1
Front-end fee waivers	7	10	12

Total	$49	$65	$80

*	Indicates amount less than $0.5 million.

Segment Reporting

Based on an evaluation of IBRD’s operations, Management has determined that IBRD has only one reportable segment since financial results are reviewed and resource allocation decisions are made at the entity level.

Concentration Risk

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the fiscal year ended June 30, 2019, loans to one country individually generated in excess of 10 percent of loan revenue; this amounted to $612 million.

The following table presents IBRD’s loan revenue and associated outstanding loan balances by geographic region, as of and for the stated fiscal years:

Table D9: Loan revenue and associated outstanding loan balances

In millions of U.S. dollars

	2019		2018
Region	Loans Outstanding	Loan Revenue[b]	Loans Outstanding	Loan Revenue[b]
Africa	$5,034	$266	$4,577	$269
East Asia and Pacific	42,320	1,382	39,511	977
Europe and Central Asia	45,442	852	46,522	658
Latin America and the Caribbean	58,623	2,004	56,693	1,576
Middle East and North Africa	27,125	678	23,272	449
South Asia	16,243	505	15,014	329
Other[a]	—	—	—	*

Total	$194,787	$5,687	$185,589	$4,258

a.	Represents loans to IFC, an affiliated organization.
b.	Does not include interest expenses, net of $410 million from loan related derivatives ($656 million—June 30, 2018). Includes commitment charges of $107 million ($87 million—June 30, 2018).
*	Indicates amount less than $0.5 million.

Fair Value Disclosures

The table below presents the fair value of all IBRD’s loans, along with their respective carrying amounts:

Table D10: Fair value and carrying value of loans

In millions of U.S. dollars

	June 30, 2019		June 30, 2018
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$192,752	$197,367	$183,588	$186,650

For disclosure purposes, IBRD’s loans would be classified as Level 3 within the fair value hierarchy.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of June 30, 2019, the majority of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy. In addition, most of these instruments were denominated in U.S. dollars and Euro (69% and 8%, respectively).

IBRD uses derivatives to manage the repricing risk between loans and borrowings. After the effect of these derivatives, the borrowing portfolio carried variable interest rates, with a weighted average cost of 2.22 % as of June 30, 2019 (1.82% as of June 30, 2018).

The following table summarizes IBRD’s borrowing portfolio after derivatives:

Table E1: Borrowings after derivatives

In millions of U.S. dollars

	June 30, 2019	June 30, 2018
Borrowings[a]	$230,180	$208,009
Currency swaps, net	1,929	3,737
Interest rate swaps, net	(3,346)	1,906

	$228,763	$213,652

a.

Includes $431 million of unsettled borrowings, representing a non-cash financing activity, for which there is a corresponding receivable included in Miscellaneous assets on the Balance Sheet ($126 million—June 30, 2018).

For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table provides a summary of the interest rate characteristics of IBRD’s borrowings:

Table E2: Interest rate composition of Borrowings

In millions of U.S. dollars

	June 30, 2019	WAC [a] (%)	June 30, 2018	WAC [a] (%)
Fixed	$180,156	2.32	$165,051	2.24
Variable	46,070	2.42	44,490	2.45

Borrowings[b]	$226,226	2.34%	$209,541	2.29%
Fair Value Adjustment	3,954		(1,532)

Borrowings at fair value	$230,180		$208,009

a.	WAC refers to weighted average cost.
b.	At amortized cost.

The currency composition of debt in IBRD’s borrowings portfolio before derivatives was as follows:

Table E3: Currency composition of Borrowings (before derivatives)

	June 30, 2019	June 30, 2018
U.S. Dollar	68.9%	69.5%
Euro	7.8	7.9
Australian dollar	5.3	6.0
Pound Sterling	6.0	3.9
Others	12.0	12.7

	100.0%	100.0%

The maturity structure of IBRD’s borrowings outstanding was as follows:

Table E4: Maturity structure of Borrowings

In millions of U.S. dollars

	June 30, 2019	June 30, 2018
Less than 1 year	$50,213	$44,867
Between 1-2 years	42,557	39,680
2-3 years	38,361	39,702
3-4 years	21,461	27,528
4-5 years	25,742	14,350
Thereafter	51,846	41,882

	$230,180	$208,009

IBRD’s borrowings have original maturities ranging from 27 days to 50 years, with the final maturity in 2069.

During the fiscal year ended June 30, 2019, the amount of interest paid on zero-coupon bonds and bonds with insignificant coupon interest rates was $359 million ($636 million—June 30, 2018 and $1,736 million—June 30, 2017).

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis is as follows:

Table E5: Borrowings fair value hierarchy

In millions of U.S. dollars

	June 30, 2019	June 30, 2018
Level 1	$—	$—
Level 2	225,239	203,603
Level 3	4,941	4,406

	$230,180	$208,009

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings:

Table E6: Borrowings Level 3 changes

In millions of U.S. dollars

	2019	2018
Beginning of the fiscal year	$4,406	$2,278
Total realized/unrealized mark-to-market (gains) losses in:
Net income	131	(189)
Other comprehensive income[a]	(43)	2
Issuances	876	2,481
Settlements	(429)	(407)
Transfers into (out of), net	—	241

End of the fiscal year	$4,941	$4,406

a.	Starting with the period ended September 30, 2018, OCI includes the DVA on Fair Value Option Elected Liabilities

Valuation adjustments on fair value option elected liabilities

Starting July 1, 2018, changes in the fair value of IBRD’s financial liabilities, for which the fair value option has been elected, and that relate to IBRD’s own credit risk are recognized in OCI as a DVA. The following table provides information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Statement of Other Comprehensive Income:

Table E7: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars

Unrealized mark-to-market (losses)/gains due to DVA on fair value option elected liabilities	2019
DVA on Fair Value Option Elected Liabilities	$551
Amounts reclassified to net income upon derecognition of a liability	(1)

Net change in DVA on Fair Value Option Elected Liabilities	$550

The following table provides information on the cumulative changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, as well as where those amounts are included in the Balance Sheet:

Table E8: Cumulative changes in fair value due to the change in IBRD’s own-credit risk

In millions of U.S. dollars

DVA on fair value option elected liabilities	As of June 30, 2019
Reported as follows:
Accumulated other comprehensive loss	$705

The following table provides information on the unrealized mark-to-market gains or losses included in the statement of income for the stated fiscal years, relating to IBRD’s Level 3 borrowings still held at the reporting periods as well as where those amounts are included in the Statement of Income.

Table E9: Unrealized mark-to-market gains or losses relating to IBRD’s Level 3 borrowings

In millions of U.S. dollars

Unrealized mark-to-market gains (losses)	2019	2018	2017
Statement of Income
Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$14	$473	$(71)

The following table provides information on the unrealized mark-to-market gains or losses included in the Statement of Income for the stated fiscal years relating to IBRD’s borrowings held the reporting period, as well as where those amounts are included in the Statement of Income.

Table E10: Unrealized mark-to-market gains or losses relating to IBRD’s borrowings

In millions of U.S. dollars

Unrealized mark-to-market (losses) gains	2019	2018	2017
Statement of Income
Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$(6,066)	$3,070	$4,558

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. In the fiscal years ended June 30, 2019, and June 30, 2018 the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.

In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.

The following table provides a summary of the valuation technique applied in determining fair values of the Level 3 instruments in IBRD’s borrowings and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 2% of IBRD’s borrowings.

Table E11: Level 3 borrowings valuation technique and quantitative information regarding the significant unobservable inputs

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2019	Fair Value at June 30, 2018	Valuation technique	Unobservable input	Range (average), June 30, 2019	Range (average), June 30, 2018

Borrowings	$4,941	$4,406	Discounted Cash Flow	Correlations	-34% to 79% (11%)	-34% to 73% (10%)
				Interest rate volatilities	23% to 94% (58%)	18% to 34% (29%)

The table below provides the details of all inter-level transfers. Transfers between Level 2 and Level 3 are due to changes in the observability of inputs.

Table E12: Borrowings inter-level transfers

In millions of U.S. dollars

	June 30, 2019		June 30, 2018
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$—	$—	$84	$(84)
Transfer (out of) into	—	—	(325)	325

	$—	$—	$(241)	$241

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

Table E13: Borrowings fair value and contractual principal balance

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
June 30, 2019	$230,180	$232,597	$(2,417)
June 30, 2018	$208,009	$216,458	$(8,449)

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivative intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency forward contracts, currency swaps, interest rate swaps, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio

Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings

Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and stabilize interest revenue (equity management)

Other purposes:

Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

IBRD engages in an equity management strategy, which employs interest rate swaps to stabilize its interest revenue.

Under client operations, derivative intermediation services are provided to the following:

Borrowing Countries:    Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivatives agreements.

Non-Affiliated Organizations:    IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed.

Affiliated Organizations:    Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA.

As discussed in Note A, unless stated differently, the derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the Balance Sheet presentation is shown where appropriate.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The following tables summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Balance Sheet. Gross amounts in the tables represent the amounts receivable (payable) for instruments which are in a net asset (net liability) position. The effects of legally enforceable master netting agreements are applied on an aggregate basis to the total derivative asset and liability position. The net derivative asset positions have been further reduced by the cash and securities collateral received.

Table F1: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars

	June 30, 2019
	Location on the Balance Sheet
	Derivative Assets				Derivative Liabilities
	Gross Amounts	Gross Amounts Offset	Net Amounts		Gross Amounts	Gross Amounts Offset	Net Amounts
Interest rate swaps	$24,072	$(16,907)	$7,165		$24,553	$(19,201)	$5,352
Currency swaps[a]	49,988	(43,743)	6,245		96,086	(88,142)	7,944
Other[b]	2	(1)	1		8	(7)	1

Total	$74,062	$(60,651)	$13,411	[d]	$120,647	$(107,350)	$13,297	[d]

Less:
Amounts subject to legally enforceable master netting agreements			10,240	[e]			10,244	[f]
Cash collateral received[c]			331				—

Net derivative position on the Balance Sheet			2,840				3,053

Less:
Securities collateral received[c]			796

Net derivative exposure after collateral			$2,044

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options and future contracts and TBA securities.
c.	Does not include excess collateral received.
d.	Total is based on amounts where derivatives have been net by instrument.
e.	Includes $18 million CVA adjustment.
f.	Includes $22 million DVA adjustment.

Table F1.1

In millions of U.S. dollars

	June 30, 2018
	Location on the Balance Sheet
	Derivative Assets				Derivative Liabilities
	Gross Amounts	Gross Amounts Offset	Net Amounts		Gross Amounts	Gross Amounts Offset	Net Amounts
Interest rate swaps	$18,677	$(13,986)	$4,691		$37,514	$(29,662)	$7,852
Currency swaps[a]	72,225	(65,498)	6,727		73,805	(64,816)	8,989
Other[b]	2	(2)	*		11	(8)	3

Total	$90,904	$(79,486)	$11,418	[d]	$111,330	$(94,486)	$16,844	[d]

Less:
Amounts subject to legally enforceable master netting agreements			8,866	[e]			8,912	[f]
Cash collateral received[c]			92				—

Net derivative position on the Balance Sheet			2,460				7,932

Less:
Securities collateral received[c]			1,006

Net derivative exposure after collateral			$1,454

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options and future contracts and TBA securities.
c.	Does not include excess collateral received.
d.	Total is based on amounts where derivatives have been net by instrument.
e.	Includes $12 million CVA adjustment.
f.	Includes $57 million DVA adjustment.
*	Indicates amount less than $0.5 million.

The following table provides information about the notional amounts and credit risk exposures of IBRD’s derivative instruments:

Table F2: Notional amounts and credit risk exposure of the derivative instruments

In millions of U.S. dollars

Type of contract	June 30, 2019	June 30, 2018
Investments—Trading
Interest rate swaps
Notional principal	$8,996	$3,723
Credit exposure	43	60
Currency swaps (including currency forward contracts)
Credit exposure	156	823

Other[a]
Notional long position	679	998
Notional short position	38	42
Credit exposure	1	*

Loans
Interest rate swaps
Notional principal	23,144	23,410
Credit exposure	38	305
Currency swaps
Credit exposure	768	837

Client operations
Interest rate swaps
Notional principal	20,520	19,029
Credit exposure	1,199	673
Currency swaps
Credit exposure	1,061	1,065

Borrowings
Interest rate swaps
Notional principal	250,004	237,174
Credit exposure	4,878	2,511
Currency swaps
Credit exposure	4,260	4,002

Other derivatives
Interest rate swaps
Notional principal	151,713	157,234
Credit exposure	1,007	1,142
Currency swaps
Credit exposure	—	—

Total credit exposure
Interest rate swaps	7,165	4,691
Currency swaps (including currency forward contracts and structured swaps)	6,245	6,727
Other	1	*

Total exposure	$13,411	$11,418

a.

Includes swaptions, exchange traded options and futures contracts and TBAs. Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.

*	Indicates amount less than $0.5 million.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position as of June 30, 2019 was $2,777 million ($7,791 million—June 30, 2018). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of June 30, 2019, the amount of collateral that would need to be posted would be $590 million ($3,986 million—June 30, 2018). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $2,777 million as of June 30, 2019 ($7,791 million—June 30, 2018). In contrast, IBRD received collateral totaling $1,316 million as of June 30, 2019 ($1,457 million—June 30, 2018) in relation to swap transactions (see Note C—Investments).

The following table provides information on unrealized mark-to-market gains and losses on non-trading derivatives, and their location on the Statement of Income:

Table F3: Unrealized mark-to-market gains and losses on non-trading derivativesa

In millions of U.S. dollars

	Statement of Income line	Unrealized mark-to-market gains (losses)
		2019	2018	2017
Interest rate swaps	Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$4,951	$(2,482)	$(4,116)
Currency swaps (including currency forward contracts and structured swaps)		849	(854)	(856)

Total		$5,800	$(3,336)	$(4,972)

a.	For alternative disclosures about trading derivatives, see Table F4.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements, and for liquidity management purposes.

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the net investment-trading portfolio and their location on the Statement of Income:

Table F4: Unrealized mark-to-market gains and losses on net investment-trading portfolio

In millions of U.S. dollars

	Unrealized mark-to-market gains on Investments-Trading portfolio [a]
Statement of Income line	2019	2018	2017
Type of instrument
Fixed income (including associated derivatives)	$429	$449	$241
Equity	21	33	50

	$450	$482	$291

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis is as follows:

Table F5: Derivative assets and liabilities fair value hierarchy

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis June 30, 2019
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Currency swaps and currency forward contracts[a]	$—	$6,098	$147	$6,245
Interest rate swaps	—	7,037	128	7,165
Other[b]	1	*	—	1

	$1	$13,135	$275	$13,411

Less:
Amounts subject to legally enforceable master netting agreements[c]				10,240
Cash collateral received				331

Derivative Asset, net				$2,840

Derivative Liabilities:
Currency swaps and currency forward contracts	$—	$7,735	$209	$7,944
Interest rate swaps	—	5,104	248	5,352
Other[b]	1	*	—	1

	$1	$12,839	$457	$13,297

Less:
Amounts subject to legally enforceable master netting agreements[d]				10,244

Derivative Liabilities, net				$3,053

Table F5.1

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis June 30, 2018
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Currency swaps and currency forward contracts[a]	$—	$6,605	$122	$6,727
Interest rate swaps	—	4,648	43	4,691
Other[b]	—	*	—	*

	$—	$11,253	$165	$11,418

Less:
Amounts subject to legally enforceable master netting agreements[c]				8,866
Cash collateral received				92

Derivative Asset, net				$2,460

Derivative Liabilities:
Currency swaps and currency forward contracts	$—	$8,761	$228	$8,989
Interest rate swaps	—	7,611	241	7,852
Other[b]	3	—	—	3

	$3	$16,372	$469	$16,844

Less:
Amounts subject to legally enforceable master netting agreements[d]				8,912

Derivative Liabilities, net				$7,932

a.	Includes structured swaps.
b.	These relate to swaption, exchange traded options and future contracts and TBA securities.
c.	Includes $18 million CVA adjustment ($12 million—June 30, 2018).
d.	Includes $22 million DVA adjustment ($57 million—June 30, 2018).
*	Indicates amount less than $0.5 million.

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net:

Table F6: Derivatives Level 3 changes in fair value

In millions of U.S. dollars

	June 30, 2019			June 30, 2018
	Currency swaps	Interest rate swaps	Total	Currency swaps	Interest rate swaps	Total
Beginning of the fiscal year	$(106)	$(198)	$(304)	$33	$(108)	$(75)
Total realized/unrealized mark-to-market (losses) gains in:
Net income	(80)	68	(12)	(137)	(123)	(260)
Other comprehensive income	32	(* )	32	(9)	1	(8)
Issuances	(4)	*	(4)	(12)	(145)	(157)
Settlements	97	10	107	1	178	179
Transfers, net	(1)	—	(1)	18	(1)	17

End of the fiscal year	$(62)	$(120)	$(182)	$(106)	$(198)	$(304)

*	Indicates amount less than $0.5 million.

Unrealized mark-to-market gains or losses included in revenue relating to IBRD’s Level 3 derivatives, net, still held at these dates as well as where those amounts are included in the Statement of Income, are presented in the following table:

Table F7: Derivatives Level 3 unrealized mark-to-market gains or losses

In millions of U.S. dollars

Unrealized mark-to-market gains (losses)	2019	2018	2017
Statement of Income Location
Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$28	$(460)	$8

The table below provides the details of all inter-level transfers:

Table F8: Derivatives inter level transfers

In millions of U.S. dollars

	June 30, 2019		June 30, 2018
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$35	$(35)	$154	$(154)
Transfer (out of) into	—	—	(5)	5

	35	(35)	149	(149)

Derivative liabilities, net
Transfer (into) out of	$(34)	$34	$(172)	$172
Transfer out of (into)	—	—	6	(6)

	(34)	34	(166)	166

Transfers, net	$1	$(1)	$(17)	$17

Transfers between Level 2 and Level 3 are due to changes in the observability of inputs.

The fair value of IBRD’s Level 3 borrowings-related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long-dated interest rate volatilities. For details on these unobservable inputs see Note E—Borrowings, where the significant unobservable inputs used in the fair value measurement of the borrowings related to these derivatives are disclosed.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

Table F9: Level 3 derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2019	Fair Value at June 30, 2018	Valuation Technique	Unobservable input	Range (average), June 30, 2019	Range (average), June 30, 2018

Currency swaps, interest rate swaps	$(182)	$(304)	Discounted Cash Flow	Correlations	-34% to 79% (11%)	-34% to 73% (10%)
				Interest rate volatilities	23% to 94% (58%)	18% to 34% (29%)

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

The changes in the components of Retained Earnings are summarized below:

Table G1: Retained Earnings composition

In millions of US dollars

	Special Reserve	General Reserve[c]	Pension Reserve[c]	Surplus	Cumulative Fair Value Adjustments	Unallocated Net Income (Loss)[a]	Restricted Retained Earnings[c]	Total
As of June 30, 2016	$293	$26,925	$962	$271	$(1,679)	$1,200	$24	$27,996

Net income allocation[a]	—	96	(24)	—	631	(703)	*	—

Board of Governors-approved transfers funded from Surplus and other transfers[b]	—	—	—	—	—	—	—	—

Net income for the year	—	—	—	—	—	(237)	—	(237)

As of June 30, 2017	293	27,021	938	271	(1,048)	260	24	27,759

Net income allocation[a]	—	672	(128)	—	(419)	(138)	13	—

Board of Governors-approved transfers funded from Surplus and other transfers[b]	—	—	—	(55)	—	55	—	—

Net income for the year	—	—	—	—	—	698	—	698

As of June 30, 2018	293	27,693	810	216	(1,467)	875	37	28,457

Net income allocation[a,c]	—	913	(22)	—	(266)	(627)	3	—

Board of Governors-approved transfers funded from Surplus and other transfers[b]	—	—	—	(90)	—	90	—	—

Cumulative effect of change in accounting principle	—	—	—	—	(155)	—	—	(155)

Net income for the year	—	—	—	—	—	505	—	505

As of June 30, 2019	$293	$28,606	$787	$126	$(1,888)	$843	$40	$28,807

a.	Amounts retained as Surplus from the allocation of net income are approved by the Board of Governors.
b.	A concurrent transfer is made from Surplus to Unallocated Net Income (Loss) for all transfers reported on the Statement of Income and authorized to be funded from Surplus.
c.	May differ from the sum of individual figures due to rounding.
*	Indicates amount less than $0.5 million.

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved and other transfers, and after considering the allocation to the pension reserve.

On August 9, 2018, IBRD’s Executive Directors approved the following adjustments and allocations relating to the net income earned in the fiscal year ended June 30, 2018, to arrive at allocable income for that fiscal year:

•	$266 million increase in the Cumulative Fair Value Adjustments, for the Unrealized mark-to-market losses on non-trading portfolios (this excludes realized amounts).

•

Add back $178 million related to Board of Governors-approved transfers approved in the fiscal year ended June 30, 2018, to reported Net Income to arrive at allocable income. These transfers relate to income earned in prior fiscal years.

•	$913 million increase in the General Reserve.

•	$22 million decrease in the Pension Reserve.

On September 5, 2018, IBRD’s Board of Governors approved a transfer of $90 million from Surplus to the Trust Fund for Gaza and West Bank. The transfer was made on September 14, 2018.

On October 12, 2018, IBRD’s Board of Governors approved a transfer to IDA of $248 million out of the net income earned in the fiscal year ended June 30, 2018. The transfer to IDA was made on October 23, 2018.

Transfers approved during the stated fiscal years are included in the following table:

Table G2: Transfers approved

In millions of U.S. dollars

Transfers funded from:	2019	2018	2017
Unallocated Net Income:
IDA	$248	$123	$497

Surplus:
Trust fund for Gaza and West Bank	90	55	—

Total	$338	$178	$497

There were no amounts payable for the transfers approved by the Board of Governors at June 30, 2019, and at June 30, 2018.

NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

IBRD’s receivables from (payables to) its affiliated organizations are presented in the following table:

Table H1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars

	June 30, 2019				June 30, 2018
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative Services	$327	$67	$9	$403	$339	$41	$12	$392
Derivative Transactions[a]
Derivative assets, net	71	—	—	71	80	—	—	80
Derivative liabilities, net	(365)	—	—	(365)	(327)	—	—	(327)
Pension and Other Postretirement Benefits	(683)	(414)	(15)	(1,112)	(676)	(352)	(13)	(1,041)
Investments	—	(114)	—	(114)	—	(80)	—	(80)

Total	$(650)	$(461)	$(6)	$(1,117)	$(584)	$(391)	$(1)	$(976)

a.	Presented on a net basis by instrument. For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables (payables) balances to (from) these affiliated organizations are reported in the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services[a]	Other assets—Miscellaneous
Net assets/liabilities for derivative transactions	Derivative assets/liabilities, net
Payable for pension and other postretirement benefits	Other liabilities—Accounts payable and miscellaneous liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Loans and Other Exposures

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of June 30, 2019 and June 30, 2018, there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an EEA with MIGA under which IBRD and MIGA exchange selected exposures, with each divesting itself of exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of June 30, 2019, assets related to IBRD’s right to be indemnified under this agreement amounted to $2 million ($2 million—June 30, 2018), while liabilities related to IBRD’s obligation under this agreement amounted to $2 million ($2 million—June 30, 2018). These include an accumulated provision for guarantee losses of less than $1 million ($1 million—June 30, 2018).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the fiscal year ended June 30, 2019, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $1,795 million ($1,745 million—fiscal year ended June 30, 2018, and $1,746 million—fiscal year ended June 30, 2017).

Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology. Amounts are settled quarterly. For the fiscal year ended June 30, 2019, IBRD’s other revenue is net of revenue allocated to IDA of $316 million ($281 million—fiscal year ended June 30, 2018, and $247 million—fiscal year ended June 30, 2017), and is included in Revenue from externally funded activities on the Statement of Income.

Revenue from externally funded activities includes revenue from contracts with customers, who are not affiliated with IBRD, as shown in tables H2 and H3 below:

Table H2: Revenue from contracts with customers

In millions of U.S. dollars

	2019	2018	2017	Description
Trust fund fees	$90	$96	$89	Administrative and trustee services for trust funds
Other	142	129	113	RAS and asset management services

	$232	$225	$202

Of which:
IBRD’s share	$113	$113	$107
IDA’s share	119	112	95

Each revenue stream represents compensation for services provided and the related revenue is recognized over time. IBRD’s rights to consideration are deemed unconditional, and are classified as receivables. IBRD also has an obligation to transfer certain services for which it has received consideration in advance. Such considerations are presented as contract liabilities and are subsequently recognized as revenue, when the related performance obligation is satisfied.

The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with customers:

Table H3: Receivables and contract liabilities related to revenue from contract with customers

In millions of U.S. dollars

	June 30, 2019	June 30, 2018
Receivables	$34	$57
Contract liabilities	161	132

The amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Statement of Income, as follows:

Table H4: Fee revenue from affiliated organizations

In millions of U.S. dollars

	2019	2018	2017
Fees charged to IFC	$74	$66	$68
Fees charged to MIGA	5	5	5

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid cost for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

For Pension and Other Postretirement Benefits-related disclosures see Note J—Pension and Other Postretirement Benefits.

Derivative Transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Balance Sheet. The corresponding payable to IFC is included in the amount payable for investment securities purchased. As a result, there is no impact on IBRD’s investments’ net asset value from these transactions.

NOTE I—MANAGEMENT OF EXTERNAL FUNDS AND OTHER SERVICES

Trust Funds

IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include, for example, co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD and/or IDA funds.

Trust fund execution may be carried out in one of two ways: Recipient-executed or IBRD-executed.

Recipient-executed trust funds involve activities carried out by a recipient third-party “executing agency”. IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IBRD-executed trust funds involve IBRD execution of activities as described in relevant administration agreements with donors, which define the terms and conditions for use of the funds. Spending authority is exercised by IBRD, under the terms of the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services.

The following table summarizes the expenses pertaining to IBRD-executed trust funds:

Table I1: Expenses pertaining to IBRD-executed trust funds

In millions of U.S. dollars

	2019	2018	2017
IBRD-executed trust fund expenses	$603	$595	$542

These amounts are included in Administrative expenses and the corresponding revenue is included in Revenue from externally funded activities on the Statement of Income. Administrative expenses primarily relate to staff costs, travel and consultant fees.

The following table summarizes all undisbursed contributions made by third party donors to IBRD-executed trust funds, recognized on the Balance Sheet:

Table I2: Undisbursed contributions by third party donors to IBRD-executed trust funds

In millions of U.S. dollars

	2019	2018
IBRD-executed trust funds	$602	$598

These amounts are included in Other assets—Miscellaneous and the corresponding liabilities are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Revenues

IBRD’s revenues for the administration of trust fund operations were as follows:

Table I3: Trust fund administration revenues

In millions of U.S. dollars

	2019	2018	2017
Revenues	$44	$48	$47

These amounts are included in Revenue from externally funded activities on the Statement of Income.

Revenue collected from donor contributions but not yet earned by IBRD totaling $68 million at June 30, 2019 ($63 million—June 30, 2018) is included in Other assets—Miscellaneous and in Accounts payable and miscellaneous liabilities, correspondingly, on the Balance Sheet.

Investment Management Services

IBRD offers treasury and investment management services to affiliated and non-affiliated organizations.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes, and receives a fee for these services.

During the fiscal year ended June 30, 2019, IBRD fee revenue from investment management activities totaled $15 million ($15 million—June 30, 2018 and $14 million—June 30, 2017) is included in Revenue from externally funded activities on the Statement of Income.

Other Services

In June 2009, donors to AMC provided IBRD with commitments to give $1.5 billion through to December 2020, with the GAVI Alliance (GAVI) as the named beneficiary. The assets will be drawn down by GAVI in accordance with the terms of the AMC, which require that the funds be used to make payments for qualifying vaccines. Should a donor fail to pay, IBRD has committed to pay the shortfall. For this commitment, IBRD charges an annual 30 basis point premium on outstanding grant payments not yet paid by AMC donors.

As of June 30, 2019, investments and receivables from donors relating to AMC had a net carrying value of $277 million ($346 million—June 30, 2018). Amounts relating to investments totaled $252 million ($250 million—as of June 30, 2018) and are included in IBRD’s investment holdings. Receivables from donors are reported in Other Assets—Miscellaneous. The corresponding payables are reflected in Accounts payable and miscellaneous liabilities. Fee revenue from these arrangements of $2 million ($1 million—June 30, 2018 and $1 million—June 30, 2017) is included in Other non interest revenue. Amounts recorded for the non-contingent and contingent obligations arising from IBRD’s obligation to pay in the event of a donor default are included in IBRD’s obligations under guarantees (Note D—Loans and Other Exposures).

NOTE J—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in the SRP, the Retired Staff Benefits Plan and Trust (RSBP) and the PEBP that cover substantially all of their staff members, retirees and beneficiaries.

The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IBRD uses a June 30th measurement date for its pension and other postretirement benefit plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to the plans are calculated as a percentage of salary.

As of June 30, 2019, the SRP and RSBP were underfunded by $1,407 million and $297 million, respectively. The PEBP, after reflecting IBRD and IDA’s share of assets which are included in the IBRD’s investment portfolio ($1,177 million), was underfunded by $925 million.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA:

Table J1: Pension Plan benefit costs

In millions of U.S. dollars

	SRP			RSBP			PEBP
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Benefit Cost
Service cost	$471	$456	$472	$124	$123	$130	$86	$79	$74
Interest cost	733	649	604	120	113	108	71	59	51
Expected return on plan assets	(1,009)	(901)	(857)	(161)	(142)	(131)	—	—	—
Amortization of unrecognized prior service costs[a]	3	4	4	18	17	17	3	3	3
Amortization of unrecognized net actuarial losses[a]	21	76	260	—	—	24	65	58	61

Net periodic pension cost	$219	$284	$483	$101	$111	$148	$225	$199	$189

of which:
IBRD’s share	$99	$130	$232	$45	$51	$71	$102	$91	$91
IDA’s share	120	154	251	56	60	77	123	108	98

							2019	2018	2017
Net periodic pension cost (all three plans combined)
IBRD’s share							$246	$272	$394
IDA’s share							299	322	426

a.	Included in Amounts reclassified into net income in Note K—Accumulated Other Comprehensive Loss.

IDA’s share of benefit costs is included as a payable to/receivable from IDA in Accounts payable and miscellaneous liabilities on the Balance Sheet (see Note H—Transactions with Affiliated Organizations).

The components of net periodic pension cost, other than the service cost component, are included in the line item Pension in the Statement of Income. As of July 1, 2018, the service cost component is included in the line item Administrative expenses. The following table provides the amounts of IBRD’s pension service cost:

Table J2: Pension service cost

In millions of U.S. dollars

	June 30, 2019				June 30, 2018
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Service cost	$471	$124	$86	$681	$456	$123	$79	$658
Of which:
IBRD’s share[a]	$213	$56	$39	$308	$209	$56	$36	$301
IDA’s share	258	68	47	373	247	67	43	357

a.

Included in Administrative non interest expenses line on the Statement of Income for the fiscal year ended June 30, 2019 (included in Pension non interest expenses line—for the fiscal year ended June 30, 2018).

The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA. The SRP and RSBP assets are held in separate trusts and the PEBP assets are included in IBRD’s investment portfolio. The assets of the PEBP are mostly invested in fixed income, equity instruments and alternative investments.

Table J3: PBO, funded status and accumulated benefit obligations

In millions of U.S. dollars

	SRP		RSBP		PEBP
	2019	2018	2019	2018	2019	2018
Projected Benefit Obligations
Beginning of year	$18,429	$17,741	$2,937	$2,939	$1,778	$1,592
Service cost	471	456	124	123	86	79
Interest cost	733	649	120	113	71	59
Participant contributions	159	156	26	25	10	10
Benefits paid	(658)	(671)	(85)	(87)	(53)	(39)
Actuarial loss (gain)	1,453	98	279	(176)	210	77

End of year	20,587	18,429	3,401	2,937	2,102	1,778

Fair value of plan assets
Beginning of year	17,969	16,756	2,837	2,593
Participant contributions	159	156	26	25
Actual return on assets	1,499	1,507	271	236
Employer contributions	211	221	55	70
Benefits paid	(658)	(671)	(85)	(87)

End of year	19,180	17,969	3,104	2,837

Funded Status[a]	$(1,407)	$(460)	$(297)	$(100)	$(2,102)	$(1,778)

Accumulated Benefit Obligations	$19,157	$17,110	$3,401	$2,937	$1,858	$1,541

a.	Underfunded status is included in Liabilities under retirement benefits plans, on the Balance Sheet.

During the fiscal years ended June 30, 2019 and June 30, 2018, there were no amendments made to the retirement benefit plans.

The following tables present the amounts included in Accumulated Other Comprehensive Income (Loss) relating to Pension and Other Postretirement Benefits:

Table J4: Amounts included in Accumulated Other Comprehensive Loss at June 30, 2019

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$2,818	$46	$814	$3,678
Prior service cost	17	77	18	112

Net amount recognized in Accumulated Other Comprehensive Loss	$2,835	$123	$832	$3,790

Table J4.1: Amounts included in Accumulated Other Comprehensive Loss at June 30, 2018

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss (gain)	$1,876	$(122)	$669	$2,423
Prior service cost	21	94	21	136

Net amount recognized in Accumulated Other Comprehensive Loss	$1,897	$(28)	$690	$2,559

The estimated amounts that will be amortized from Accumulated Other Comprehensive Loss into net periodic benefit cost in the fiscal year ending June 30, 2020 are as follows:

Table J5: Estimated amounts for amortization for the fiscal year ending June 30, 2020:

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$90	$—	$82	$172
Prior service cost	3	17	3	23

Net amount recognized in Accumulated Other Comprehensive Loss	$93	$17	$85	$195

Assumptions

The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and Management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, duration-adjusted change in yields and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs:

Table J6: Weighted average assumptions used to determine projected benefit obligations

In percent, except years

	SRP			RSBP			PEBP
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Discount rate	3.40	4.10	3.70	3.50	4.10	3.90	3.50	4.10	3.80
Rate of compensation increase	4.90	5.50	5.20				4.90	5.50	5.20
Health care growth rates-at end of fiscal year				6.20	6.00	5.50
Ultimate health care growth rate				3.90	4.20	4.00
Year in which ultimate rate is reached				2030	2030	2030

Table J7: Weighted average assumptions used to determine net periodic pension cost

In percent, except years

	SRP			RSBP			PEBP
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Discount rate	4.10	3.70	3.40	4.10	3.90	3.60	4.10	3.80	3.50
Expected return on plan assets	5.70	5.50	5.70	5.70	5.50	5.70
Rate of compensation increase	5.50	5.20	5.30				5.50	5.20	5.30
Health care growth rates-at end of fiscal year				6.00	5.50	5.30
Ultimate health care growth rate				4.20	4.00	4.00
Year in which ultimate rate is reached				2030	2030	2030

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

Table J8: Effects if a one-percentage-point change in the assumed healthcare cost trend rate

In millions of U.S. dollars

	One percentage point increase	One percentage point decrease
Effect on total service and interest cost	$70	$(52)
Effect on postretirement benefit obligation	$758	$(580)

Investment Strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the plans are invested. The SAA for the plans is reviewed in detail and reset about every three to five years, with more frequent reviews and changes if and as needed based on market conditions.

The key long-term objective is to generate asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates, without taking undue risks. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through a globally diversified set of strategies including fixed income, public and private equity and real assets. The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the liquidity needs of the plans.

The following table presents the policy asset allocation and the actual asset allocations by asset category for the SRP and RSBP:

Table J9: Policy and actual asset allocations

In percent

	SRP			RSBP
	Policy allocation 2019 (%)	Actual Allocation (%)		Policy allocation 2019 (%)	Actual Allocation (%)
		2019	2018		2019	2018
Asset class
Fixed income and Cash	23	20	19	23	22	20
Credit Strategy	5	6	—	5	6	—
Public equity	31	30	31	31	28	30
Private equity	20	21	19	20	23	21
Market neutral hedge funds	8	10	11	8	8	10
Real assets[a]	13	12	14	13	12	13
Other[b]	—	1	6	—	1	6

Total	100	100	100	100	100	100

a.	Includes public and private real estate, infrastructure and timber.
b.	Includes authorized investments that are outside the policy allocations primarily in long-term private credit funds.

In April 2018, the revised SAAs for SRP and RSBP were approved with an effective date of July 1, 2018. The new SAAs introduce a five percent allocation to ‘credit strategies’ by proportionally reducing the allocation to fixed income and global equities.

Significant Concentrations of Risk in Plan Assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans. As of June 30, 2019, the largest exposure to a single counterparty was 7% and 6% of the plan assets in SRP and RSBP, respectively.

Risk Management Practices

Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification is central to the overall investment strategy and risk management approach for the pension plans. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on an ongoing basis.

Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.

Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, are carried out on a regular basis as part of the risk monitoring process. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.

Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles. The plans mitigate operational risk by maintaining a system of internal controls along with other checks and balances at various levels.

Fair Value Measurements and Disclosures

All plan assets are measured at fair value on a recurring basis. The following table presents the fair value hierarchy of major categories of plan assets:

Table J10: Plan assets fair value hierarchy

In millions of U.S. dollars

	June 30, 2019
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2		Level 3	Total
Debt securities
Discount notes and time deposits	$25	$52	$—	$77	$3	$9		$—	$12
Securities purchased under resale agreements	124	—	—	124	17	—		—	17
Government and agency securities	2,162	471	—	2,633	384	81		—	465
Corporate and convertible bonds	—	467	—	467	—	74		—	74
ABS	—	159	—	159	—	25		—	25
Mortgage backed securities	—	327	—	327	—	51		—	51

Total debt securities	2,311	1,476	—	3,787	404	240		—	644

Equity securities
Stocks	2,704	—	—	2,704	385	—		—	385
Mutual funds	13	—	—	13	27	—		—	27
Real estate investment trusts (REITs)	145	—	—	145	23	—		—	23

Total equity securities	2,862	—	—	2,862	435	—		—	435

Other funds at NAV[a]
Commingled funds	—	—	—	3,147	—	—		—	471
Private equity funds	—	—	—	5,108	—	—		—	901
Real estate funds (including infrastructure and timber)	—	—	—	2,155	—	—		—	350
Hedge funds	—	—	—	2,006	—	—		—	278

Total other funds	—	—	—	12,416	—	—		—	2,000

Derivative assets/liabilities	5	(1)	—	4	1	(*	)	—	1
Other assets/liabilities, net[b]	—	—	—	111	—	—		—	24

Total assets	$5,178	$1,475	$—	$19,180	$840	$240		$—	$3,104

a.	Investments measured at fair value using NAV have not been included under the fair value hierarchy.
b.	Includes receivables and payables carried at amounts that approximate fair value.
*	Indicates amount less than $0.5 million.

J10.1

In millions of U.S. dollars

	June 30, 2018
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3		Total
Debt securities
Discount notes and time deposits	$25	$8	$—	$33	$4	$1	$		$5
Securities purchased under resale agreements	179	—	—	179	33	—		—	33
Government and agency securities	1,893	419	—	2,312	330	78		—	408
Corporate and convertible bonds	—	423	—	423	—	68		—	68
ABS	—	177	—	177	—	27		—	27
Mortgage backed securities	—	262	—	262	—	42		—	42

Total debt securities	2,097	1,289	—	3,386	367	216		—	583

Equity securities
Stocks	2,983	—	—	2,983	407	—		—	407
Mutual funds	158	—	—	158	56	—		—	56
Real estate investment trusts (REITs)	304	—	—	304	43	—		—	43

Total equity securities	3,445	—	—	3,445	506	—		—	506

Other funds at NAV[a]
Commingled funds	—	—	—	2,567	—	—		—	389
Private equity funds	—	—	—	4,238	—	—		—	729
Real estate funds (including infrastructure and timber)	—	—	—	2,104	—	—		—	318
Hedge funds	—	—	—	2,200	—	—		—	308

Total other funds	—	—	—	11,109	—	—		—	1,744

Derivative assets/liabilities	5	6	—	11	1	1		—	2
Other assets/liabilities, net[b]	—	—	—	18	—	—		—	2

Total assets	$5,547	$1,295	$—	$17,969	$874	$217		$—	$2,837

a.	Investments measured at fair value using NAV have not been included under the fair value hierarchy.
b.	Includes receivables and payables carried at amounts that approximate fair value.

Valuation Methods and Assumptions

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on Management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.

Debt securities

Debt securities include discount notes and time deposits, U.S. treasuries and agencies, debt obligations of foreign governments, sub-sovereigns and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in ABS such as collateralized mortgage obligations and mortgage backed securities. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

Equity securities

Equity securities (including REITs) represent investments in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

Commingled funds

Commingled funds are typically collective investment vehicles, such as trusts that are reported at NAV as provided by the investment manager or sponsor of the fund based on valuation of underlying investments.

Private equity funds

Private equity funds include investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.

Private equity funds also include private credit investments which comprise direct lending and opportunistic credit funds. Direct lending funds provide private financing to performing medium-size companies primarily owned by private equity sponsors. Opportunistic credit strategies (including distressed debt and multi-strategy funds) have flexible mandates to invest across both public and private markets globally. Private credit investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.

Real estate funds (including infrastructure and timber)

Real estate includes several funds which invest in core real estate as well as non-core type of real estate investments such as debt, value add, and opportunistic equity investments. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.

Hedge funds

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAV provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, taking into consideration the latest audited financial statements of the funds.

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long-term and illiquid in nature with a quarter lag in reporting by the fund managers. Reporting of those asset classes with a reporting lag, Management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.

Investment in derivatives

Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.

Estimated Future Benefit Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation:

Table J11: Expected Benefit Payments

In millions of U.S. dollars

	SRP	RSBP	PEBP
July 1, 2019 - June 30, 2020	$862	$74	$64
July 1, 2020 - June 30, 2021	887	81	67
July 1, 2021 - June 30, 2022	913	88	70
July 1, 2022 - June 30, 2023	943	95	74
July 1, 2023 - June 30, 2024	976	102	79
July 1, 2024 - June 30, 2029	$5,368	$617	$476

Expected Contributions

IBRD’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IBRD and IDA during the fiscal year beginning July 1, 2019 is $211 million and $55 million, respectively.

NOTE K—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of U.S. GAAP requirements, pension-related items, and net income. These items are presented in the Statement of Comprehensive Income.

Effective from the fourth quarter of the fiscal year ended June 30, 2019, IBRD changed its functional currencies to U.S. dollars and Euro. This change does not impact previously issued financial statements. IBRD recorded translation adjustments relating to non-functional currencies in the Statement of Income from the fourth quarter of the fiscal year ended June 30, 2019. Translation adjustments of assets and liabilities denominated in Euro will continue to be reflected in Accumulated Other Comprehensive Income.

Effective July 1, 2018, IBRD adopted ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities which affected the recognition and measurement of financial liabilities where the fair value option has been elected. The ASU requires the portion of the total change in fair value caused by changes in IBRD’s own credit risk (DVA on fair value option elected liabilities) to be presented separately in other comprehensive income. Previously these amounts were recognized in net income. Upon derecognition of a liability designated under the fair value option, the cumulative amount of DVA on fair value option elected liabilities will be reclassified from accumulated other comprehensive income to net income. Upon adoption of this ASU, a cumulative effect adjustment of $155 million was reclassified from retained earnings to accumulated other comprehensive loss, with no impact on the total equity.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL):

Table K1: AOCL changes

In millions of U.S. dollars

	2019
	Balance, beginning of the fiscal year	Cumulative adjustment	Adjusted beginning balance	Changes in AOCL	Amounts reclassified to net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$139	$—	$139	$(157)	$—	$(157)	$(18)
DVA on Fair Value option elected liabilities	—	155	155	551	(1)	550	705
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(2,423)	—	(2,423)	(1,341)	86	(1,255)	(3,678)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(136)	—	(136)	—	24	24	(112)
Other	(2)	—	(2)	—	2	2	(* )

Total Accumulated Other Comprehensive Loss	$(2,422)	$155	$(2,267)	$(947)	$111	$(836)	$(3,103)

a.	See Note J—Pension and Other Post Retirement Benefits
*	Indicates amount less than $0.5 million.

Table K1.1:

In millions of U.S. dollars

	2018
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified to net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$46	$93	$—		$93	$139
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,257)	700	134	[a]	834	(2,423)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(160)	—	24	[a]	24	(136)
Other	(5)	—	3		3	(2)

Total Accumulated Other Comprehensive Loss	$(3,376)	$793	$161		$954	$(2,422)

In millions of U.S. dollars

	2017
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified to net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$(135)	$181	$—		$181	$46
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(5,800)	2,198	345	[a]	2,543	(3,257)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(184)	—	24	[a]	24	(160)
Other	(7)	—	2		2	(5)

Total Accumulated Other Comprehensive Loss	$(6,126)	$2,379	$371		$2,750	$(3,376)

a.	See Note J—Pension and Other Post Retirement Benefits.
*	Indicates amount less than $0.5 million.

NOTE L—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:

Table L1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars

	June 30, 2019		June 30, 2018
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$895	$895	$619	$619
Investments-Trading (including Securities purchased under resale agreements)	81,415	81,415	72,569	72,569
Net loans outstanding	192,752	197,367	183,588	186,650
Derivative assets, net	2,840	2,840	2,460	2,460
Liabilities
Borrowings	230,180	230,188	208,009	208,019
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	10	10	30	30
Derivative liabilities, net	3,053	3,053	7,932	7,932

Valuation Methods and Assumptions

As of June 30, 2019 and June 30, 2018, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the Investments, Borrowings, and Derivative assets and liabilities, refer to Note A—Summary of Significant Accounting and Related Policies.

For additional fair value disclosures regarding Investments, Borrowings, and Derivative assets and liabilities, refer to Note C—Investments, Note E—Borrowings, and Note F—Derivative Instruments, respectively.

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value.

Unrealized Mark-to-Market Gains or Losses on Investments-Trading and Non-Trading Portfolios, Net

The following table reflects the components of the unrealized mark-to-market gains or losses on the Investments-Trading portfolio and non-trading portfolios, net:

Table L2: Components of unrealized mark-to-market gains or losses

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2019
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts[a]	Unrealized gains (losses)
Investments-Trading	$1,197	$(747)	$450

Non-trading portfolios, net
Loan derivatives—Note F	1	(1,486)	(1,485)
Equity management, net	—	1,084	1,084
Borrowings, including derivatives—Notes E and F	11	109	120 [b]
Other assets/liabilities derivatives	—	—	—
Client operations derivatives	—	15	15

Total non-trading portfolios, net	$12	$(278)	$(266)

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2018
	Realized gains (losses)		Unrealized gains (losses) excluding realized amounts[a]	Unrealized gains (losses)
Investments-Trading		$40	$442	$482

Non-trading portfolios, net
Loan derivatives—Note F		—	916	916
Equity management, net		—	(799)	(799)
Borrowings, including derivatives—Notes E and F		*	(381)	(381)[b]
Other assets/liabilities derivatives		—	(2)	(2)
Client operations derivatives		—	*	*

Total non-trading portfolios, net	$	*	$(266)	$(266)

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2017
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts[a]	Unrealized gains (losses)
Investments-Trading	$152	$139	$291

Non-trading portfolios, net
Loans, including derivatives—Notes D and F	—	1,529	1,529 [c]
Equity management, net	—	(1,701)	(1,701)
Borrowings, including derivatives—Notes E and F	6	(254)	(248)[b]
Other assets/liabilities derivatives	—	(5)	(5)
Client operations derivatives	—	12	12

Total non-trading portfolios, net	$6	$(419)	$(413)

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.

Includes $6,186 million of unrealized mark-to-market gains related to derivatives associated with borrowings (unrealized mark-to-market losses of $3,451 million—June 30, 2018 and unrealized mark-to-market losses of $4,806 million—June 30, 2017).

c.	Includes unrealized mark-to-market gains of $1,528 million, related to derivatives associated with loans—June 30, 2017.
*	Indicates amount less than $0.5 million.

NOTE M—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the fiscal year ended June 30, 2019, is not expected to have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

Information Statement

International Bank for Reconstruction

and Development

No person is authorized to give any information or to make any representation not contained in this Information Statement, any supplemental information statement or any prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by IBRD or by any dealer, underwriter or agent of IBRD. Neither this Information Statement nor any supplemental information statement or prospectus constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

The Information Statement contains forward looking statements which may be identified by such terms as “anticipates”, “believes”, “expects”, “intends” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IBRD’s control. Consequently, actual future results could differ materially from those currently anticipated.